As filed with the Securities and Exchange Commission on April 4, 2006
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

PREMIUM STANDARD FARMS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	2011	43-1755411
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

805 Pennsylvania Avenue, Suite 200
Kansas City, Missouri 64105
(816) 472-7675
(Address, Including Zip Code, and Telephone Number, Including Area Code, of
Registrant’s Principal Executive Offices)

Stephen A. Lightstone
Executive Vice President, Chief Financial Officer & Treasurer
805 Pennsylvania Avenue, Suite 200
Kansas City, Missouri 64105
(816) 472-7675
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
of Agent For Service)

With copies to:

Dennis V. Osimitz, Esq. John J. Sabl, Esq. Sidley Austin LLP 1 South Dearborn Street Chicago, Illinois 60603 (312) 853-7000	Lawrence G. Wee, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, New York 10019 (212) 373-3000	Dennis M. Myers, P.C. Robert M. Hayward Kirkland & Ellis LLP 200 East Randolph Drive Chicago, Illinois 60601 (312) 861-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.         ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.         ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.         ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.         ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of Securities	Amount to	Offering Price Per	Aggregate	Amount of
to be Registered	be Registered(1)	Share(2)	Offering Price(1)(2)	Registration Fee(3)

Common Stock, $0.01 par value	6,900,000 shares	$17.535	$120,991,500	$12,947

(1)	Includes 900,000 shares that may be sold if the over-allotment option being granted to the underwriters is exercised.
(2)	Estimated solely for the purpose of calculating the registration fee.
(3)	Calculated pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and low prices of the common stock on the NASDAQ National Market on March 31, 2006.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (SUBJECT TO COMPLETION)
Issued April 4, 2006
6,000,000 Shares
COMMON STOCK

The selling shareholders are offering 6,000,000 shares of our common stock. We will not receive any proceeds from this offering.

Our common stock is quoted on the NASDAQ National Market under the symbol “PORK.” On April 3, 2006, the reported last sale price of our common stock was $17.53 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

PRICE $             A SHARE

		Underwriting	Proceeds to
	Price to	Discounts and	Selling
	Public	Commissions	Shareholders

Per Share	$	$	$
Total	$	$	$
The selling shareholders have granted to the underwriters the right to purchase up to an additional 900,000 shares of our common stock to cover over-allotments.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                     , 2006.

MORGAN STANLEY
                    , 2006

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. The selling shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.
MARKET AND INDUSTRY DATA AND FORECASTS
      Market data and certain industry data and forecasts used throughout this prospectus were obtained from internal company surveys, market research, consultant surveys, publicly available information, reports of governmental agencies and industry publications and surveys. Reports prepared or published by the United States Department of Agriculture (the “USDA”), Informa Economics, the National Pork Board, the Chicago Mercantile Exchange and the Chicago Board of Trade were the primary sources for third-party industry data and forecasts. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal surveys, industry forecasts and market research, which we believe to be reliable based upon our management’s knowledge of the industry, have not been independently verified. Forecasts are particularly likely to be inaccurate, especially over long periods of time. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts we cite. We do not make any representation as to the accuracy of information described in this paragraph. Statements as to our market position are based on the most currently available market data. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in this prospectus.

i

FISCAL YEARS
      Our fiscal year is the 52 or 53-week period ending on the last Saturday in March. Fiscal year 2001 consisted of 53 weeks. Each of fiscal years 2002, 2003, 2004, 2005 and 2006 consisted of 52 weeks. Our fiscal year 2007, which ends March 31, 2007, will consist of 53 weeks. Fiscal years are identified in this prospectus according to the calendar year in which they end. For example, the fiscal year ended March 25, 2006 is referred to as “fiscal year 2006.”

ii

PROSPECTUS SUMMARY
      This summary highlights selected information contained elsewhere in this prospectus. This summary may not contain all the information that you should consider before investing in our common stock. You should carefully read the entire prospectus, including “Risk Factors” and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, in this prospectus “Premium Standard Farms,” “the Company,” “we,” “us,” and “our” refer to Premium Standard Farms, Inc. and its subsidiaries and predecessors.
Our Company
      We are one of the largest vertically integrated providers of pork products in the United States, producing consistent, high-quality pork products for the retail, wholesale, foodservice, further processor and export markets. We have become a recognized leader in the pork industry through our vertically integrated business model that combines modern, efficient production and processing facilities, sophisticated genetics, and strict control over the variables of health, diet and environment. We are the sixth largest pork processor in the United States, with processing facilities in Missouri and North Carolina that have the capacity to process approximately 4.6 million hogs per year. Operating in concert with our processing facilities, we are the second largest owner of sows in the United States, currently producing approximately 4.5 million hogs per year in operations located on approximately 100,000 acres in Missouri, Texas and North Carolina.
      We are able to leverage our vertically integrated operations to produce premium and specialty products, which typically command higher prices. We tailor our production process to target discriminating customers willing to pay for high-quality products. We lower our production costs by controlling hog procurement and streamlining logistics, transportation and production schedules.
      For the fiscal year ended March 26, 2005, our business generated total net sales of approximately $927.6 million and net income of approximately $67.7 million. For the 39 weeks ended December 24, 2005, our business generated total net sales of approximately $701.4 million and net income of approximately $41.4 million. Net income for this 39-week period reflects a pre-tax charge of approximately $21.7 million, or an after-tax charge of $13.6 million, relating to a debt tender premium and a corresponding write-off of unamortized deferred financing costs relating to the repurchase of $173.0 million of our 9 1/4 % senior notes due 2011. We expect that pork prices and lean hog prices will be lower in fiscal year 2007 than the levels experienced in fiscal years 2005 and 2006. Consequently, we believe that our net sales and net income for fiscal year 2007 will be substantially lower than in fiscal years 2005 and 2006.
Industry Overview
      Pork products are the largest source of meat protein in the world and the third largest source in the United States. According to the USDA, pork processors in the United States processed approximately 103.6 million hogs in 2005, representing approximately 20.7 billion pounds of pork. U.S. exports of pork products have grown substantially in recent years. From 1996 through 2005, exports increased at a 12% compound annual growth rate, with total exports increasing from 1.0 billion pounds to 2.6 billion pounds. The USDA estimates that pork exports increased by 21% in 2005. This increase was primarily as a result of increased levels of foreign demand due to a ban by certain foreign countries on the import of U.S. beef related to Bovine Spongiform Encephalopathy (“BSE,” or mad cow disease), the outbreak of avian influenza affecting the poultry industry in Asia and other parts of the world, favorable currency exchange rates and the continuing development of export markets for U.S. pork.
      Historically, the United States pork industry has been divided into two segments: pork processing and hog production. Pork processing is a competitive, but highly concentrated industry with the top ten processors representing approximately 83% of total federally inspected industry capacity as of September 2005. In contrast, hog production, while rapidly consolidating, remains fragmented, with approximately 67,000 hog farms in the United States. The 30 largest U.S. hog producers account for approximately 50% of the total U.S. hog production.

      The pork industry has historically been highly cyclical in nature due to the natural inverse relationship of prices and production and the tendency of independent hog producers to increase production levels in response to higher hog prices. A typical industry cycle begins with higher hog prices, which leads to incremental production. This, in turn, leads to overproduction, which drives market prices lower. Eventually, lower market prices will generally cause production to moderate or decline which generally leads to higher market prices.
Competitive Strengths
      We believe the following competitive strengths position us to enhance our growth and profitability:
      Vertically Integrated, Efficient Operations. We believe that we are one of the most vertically integrated pork processors in the United States, owning and operating each of the key steps of production. Vertical integration gives us strict control over our process, from a hog’s initial genetic makeup to the pork product ultimately produced and shipped. This process allows us to produce high-quality pork and pork products efficiently by combining cost-effective, high volume hog production in close proximity to modern and technically advanced pork processing facilities. We believe this vertical integration is a powerful competitive advantage in the rapidly consolidating pork industry because it allows us to cost-effectively produce value-added products and target discriminating customers willing to pay for high quality.
      Strong Market Position with Strategically Located, Efficient Operations. We are the sixth largest pork processor in the United States and the second largest hog producer in the United States. Our large-scale integrated operations, geographic diversification and strong market position allow us to serve a broad range of customers, while maintaining economies of scale in production and marketing. We are also one of the few national pork processors with an East Coast processing plant and distribution center. Coupled with our Midwest plant location, we are able to provide cost-effective overnight delivery of fresh pork to many of the most populous regions in the United States. Our hog production operations incorporate advanced breeding, farrowing and finishing methods. We believe our processing plants are two of the most modern and technically advanced facilities of their kind in the United States.
      Premium Product Offerings Focused on Discriminating Customers. By leveraging our modern, efficient processing operations and our high-quality production capabilities, we are able to produce products for discriminating customers who demand and expect high-quality pork on a consistent basis. In the retail sector we target high-end independent grocers rather than large national supermarket chains. Our premium products enable these retail customers to differentiate their product offerings from those generally available in large supermarkets. Our premium retail and export products include “All Natural Fresh Pork,” KenKo-Ton “healthy pork” for the Japanese market and “Natural Excellence” antibiotic-free pork. Also, our integrated business model allows us to target specific product characteristics required by specialty branded processed-meat customers.
      Process Verified Certification. We believe we were the first pork company to receive “Process Verified” certification from the USDA for our entire production and processing supply chain. The Process Verified certification program is modeled after ISO-9000 quality management and quality assurance standards. Process Verified certification helps ensure our customers that food safety, meat quality, traceability, animal handling and environmental management standards, among other standards, have been met and benchmarked for continual improvement. Our marketing strategy capitalizes on these attributes and the consistency and quality of the pork we produce.
      Experienced Management Team. Our senior management has an average of 20 years of industry experience. We believe we have one of the most experienced management teams in the pork industry in operating fully-integrated systems with an average of 24 years of industry experience in production, 32 years in processing, 17 years in technical and food safety and 20 years in sales. Our experienced and motivated management team is focused on expanding our position as one of the premier producer/processors of high-quality pork and pork products.

Business Strategy
      Key elements of our strategy include:
      Focus on High Quality and Value-Added Products. We are seeking to move more of our products up the value-added chain to improve sales margins, develop a stronger brand, enhance relationships with key customers and drive new product development. We intend to continue to focus on producing high-quality and value-added products, such as boneless products, marinated pork, moisture-enhanced pork, sliced bacon, microwave cooked bacon, smoked hams, sausage and other processed meats. We plan to continue our focus on marketing these products to discriminating customers in the retail, wholesale, foodservice, further processor and export markets in order to further differentiate our products from those of our more commodity-oriented competitors.
      Expand Processing Capacity. We continue to seek additional expansion opportunities with the potential to generate attractive returns on investment. As an example, through modernization and efficiency efforts in fiscal year 2003, we completed expansion of processing capacity at our North Carolina processing plant from 6,500 hogs per day to up to approximately 10,000 hogs per day on a single shift. At this North Carolina facility, we continue to evaluate the further expansion of our value-added processing capacity. Our board of directors has approved the expansion of our Milan, Missouri hog processing plant. We expect this expansion to increase processing levels at this facility to a capacity of 10,000 hogs per day versus the current capacity of 7,400 hogs per day. This expansion project currently is scheduled for completion in the Spring of 2007.
      Continue Expansion into International Markets. We believe that international markets offer significant growth opportunities, and we intend to continue our efforts to develop sales outside the United States. Over the past ten years, we have expanded our efforts to increase export sales. Sales to Japan, Mexico, Canada and other export markets accounted for 10% of our net sales in the fiscal year ended March 26, 2005 and 13% of our net sales for the 39 weeks ended December 24, 2005. We believe that our presence in these markets allows us to achieve higher prices for certain pork products than could be obtained domestically. In particular, we intend to increase our export volumes to Japan using available capacity at our North Carolina plant, as the Japanese market ascribes significant value to premium, process-controlled, traceable products. We also intend to actively expand sales in other Asian and Latin American markets, as well as other international regions.
      Pursue Strategic Acquisition, Disposition and Partnership Opportunities. As a key part of our growth strategy, we evaluate on an ongoing basis potential industry-related acquisitions, dispositions and joint ventures. We will continue to evaluate those opportunities that fit strategically with our objective of producing more processed meats and other high-quality, value-added products.
      Further Improve Cost Structure. We strive to produce high-quality pork products at a low cost by combining modern and efficient pork processing with efficient, high volume hog production. We continually measure our processing and production activities in an effort to improve our processing yields, develop new value-added products, lower our costs and increase our hog production efficiencies.
Company Information
      We were incorporated in Delaware on August 16, 1996 as a successor to our business that was originally founded in 1988. Our principal executive offices are located at 805 Pennsylvania Avenue, Suite 200, Kansas City, Missouri 64105. Our telephone number at that location is (816) 472-7675. Our Web site address is http://www.psfarms.com. The information contained on our Web site should not be considered part of this prospectus.

THE OFFERING

Common stock offered by the selling shareholders	6,000,000 shares

Common stock to be outstanding immediately after this offering	31,620,039 shares

Over-allotment shares of common stock offered by the selling shareholders	900,000 shares

Use of proceeds	We will not receive any proceeds from this offering. See “Use of Proceeds.”

NASDAQ National Market symbol	PORK

      Except as otherwise noted, the number of shares of common stock to be outstanding after this offering excludes:

•	280,685 shares of common stock reserved for issuance for options outstanding as of March 25, 2006, 54,685 of which were then currently exercisable;

•	1,909,687 shares of common stock reserved for future grants under our 2005 Long Term Incentive Plan as of March 25, 2006, see “Management— Compensation Plans— Employment Agreements” and “— 2005 Long Term Incentive Plan;” and

•	2,707,233 shares of common stock reserved for issuance as of March 25, 2006 under currently exercisable warrants.
      Except as otherwise noted, all information in this prospectus gives effect to the assumption that the underwriters do not exercise their over-allotment option.

Summary Historical Financial and Other Data
      The following table sets forth our selected historical consolidated financial information and other data for the periods presented. The consolidated financial information for the fiscal years ended March 31, 2001 and March 30, 2002, was derived from our consolidated financial statements, which were audited by Arthur Andersen LLP, independent public accountants, which has ceased operations. The consolidated financial information presented for the fiscal years ended March 29, 2003, March 27, 2004 and March 26, 2005 was derived from our consolidated financial statements, excluding non-financial “Other Data,” which have been audited by Deloitte & Touche LLP, independent registered public accounting firm. The consolidated financial information presented for the 39 weeks ended December 25, 2004 and December 24, 2005 was derived from our unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the 39 weeks ended December 24, 2005 are not necessarily indicative of the results that may be expected for the entire year ended March 25, 2006. This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited condensed consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended(1)(2)					39 Weeks Ended

	March 31,	March 30,	March 29,	March 27,	March 26,	December 25,	December 24,
	2001	2002	2003	2004	2005	2004	2005

	(dollars in thousands, except share and per share data)
Statement of Operations Data:
Net sales	$540,576	$674,946	$608,414	$730,737	$927,571	$677,725	$701,437
Cost of goods sold	456,184	589,183	631,870	696,751	774,512	574,869	586,897

Gross profit	84,392	85,763	(23,456)	33,986	153,059	102,856	114,540
Selling, general and administrative expenses	19,413	21,551	18,267	17,397	26,068	15,436	20,451
Loss on early extinguishment of debt	—	2,192	—	—	—	—	21,707	(5)
Goodwill amortization(3)	2,436	—	—	—	—	—	—
Other (income) expense, net	1,210	(558)	(2,293)	(597)	(826)	(875)	(553)

Operating (loss) income	61,333	62,578	(39,430)	17,186	127,817	88,295	72,935
Interest expense, net	23,952	20,404	23,745	24,700	20,155	15,828	7,136
Income tax (benefit) expense	15,367	16,809	(24,575)	(2,923)	40,004	28,190	24,443

Net (loss) income	$22,014	$25,365	$(38,600)	$(4,591)	$67,658	$44,277	$41,356

Earnings (loss) per share(4):
Basic	$0.73	$0.82	$(1.25)	$(0.15)	$2.19	$1.43	$1.34
Diluted	0.73	0.82	(1.25)	(0.15)	2.18	1.43	$1.32
Shares used to calculate earnings (loss) per share:
Basic	30,260,215	30,928,593	30,928,593	30,928,593	30,928,593	30,928,593	30,974,874
Diluted	30,276,933	30,952,196	30,928,593	30,928,593	31,015,665	31,046,760	31,273,279
Dividends per share	—	—	—	—	—	—	$0.18

	Fiscal Year Ended(1)(2)					39 Weeks Ended

	March 31,	March 30,	March 29,	March 27,	March 26,	December 25,	December 24,
	2001	2002	2003	2004	2005	2004	2005

	(dollars in thousands)
Other Data:
Capital expenditures	$43,224	$96,232	$35,505	$41,884	$44,298	$33,691	$36,728
Pounds of pork sales (millions)	603.88	675.02	737.95	786.22	844.24	617.39	650.51
Total hogs processed (millions)	3.02	3.66	4.07	4.28	4.46	3.31	3.47
Balance Sheet Data (At Period End):
Working capital	$119,764	$120,097	$139,523	$164,750	$159,962	$160,873	$165,154
Total assets	773,440	806,268	777,780	758,832	736,966	744,692	723,406
Total long-term debt and capital leases (including current portion)	267,216	271,411	303,902	285,902	176,088	206,817	128,559
Shareholders’ equity	357,837	383,567	344,295	340,012	407,724	384,343	449,098

(1)	The financial information presented for the years ended March 31, 2001, March 30, 2002, March 29, 2003, March 27, 2004 and March 26, 2005, reflect our acquisition of The Lundy Packing Company on August 25, 2000 and our acquisition of Premium Standard Farms of North Carolina, Inc. on September 22, 2000, both of which were accounted for in accordance with the purchase method of accounting. See “Business— Our History.”
(2)	Our fiscal year is the 52 or 53-week period ending on the last Saturday in March. Fiscal year 2001 consisted of 53 weeks, whereas each of fiscal years 2002, 2003, 2004 and 2005 consisted of 52 weeks.
(3)	In accordance with Statements of Financial Accounting Standards No. 142, “Goodwill and Intangible Assets,” we discontinued amortizing goodwill over the estimated useful life beginning in fiscal year 2002.
(4)	Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. The effect of stock options and warrants represents the only difference between the weighted average shares used for the basic earnings (loss) per share computation compared to the diluted earnings (loss) per share computation.
(5)	Reflects a pre-tax charge of $21.7 million, or an after-tax charge of $13.6 million, relating to a debt tender premium and a corresponding write-off of unamortized deferred financing costs relating to the repurchase of $173.0 million of our 9 1/4 % senior notes due 2011.

RISK FACTORS
      You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our Company. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also materially and adversely affect our business, financial condition or results of operations. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In such case, you may lose all or part of your original investment.
Risk Factors Related To Our Business
Cyclicality in the pork industry could adversely affect our results of operations and financial condition.
      Our revenues are primarily derived from the sale of pork and pork products. Historically, the United States pork industry has been highly cyclical due to the natural inverse relationship of hog prices and production levels and the tendency of independent hog producers to increase production in response to higher hog prices. A typical cycle begins with higher hog prices, which leads to incremental production. This, in turn, leads to overproduction, which drives market prices lower. Eventually, lower prices will generally cause production levels to moderate or decline which generally leads to higher market prices. From 1996 through 2005, the USDA 185# pork cutout price, which is a standard measure for determining current market prices of pork primal cuts, ranged from a monthly low of $37.97 per hundred weight to a monthly high of $84.49 per hundred weight, and averaged $64.22 per hundred weight. From 1996 through 2005, the price for hogs ranged from a monthly low of $22.31 per hundred weight to a monthly high of $83.07 per hundred weight, and averaged $60.03 per hundred weight, in each case based on the lean hog prices consistent with the Chicago Mercantile Exchange, or CME, pricing method. The cyclical nature of the pork industry is likely to continue and as a result, we may experience periods of overcapacity, declining prices and operating losses at times in the future. Our results for fiscal year ended March 26, 2005 reflected favorable industry conditions, with the USDA 185# pork cutout price averaging $75.21 per hundred weight and hog prices, based on prices published by the CME, averaging $74.28 per hundred weight during that period. We expect that pork prices and lean hog prices will be lower in fiscal year 2007 than the levels experienced in fiscal years 2005 and 2006. Consequently, we believe that our net sales and net income for fiscal year 2007 will be substantially lower than in fiscal years 2005 and 2006.
      A significant portion of the products we sell are commodities and the most important factor that impacts the selling prices for these products is the relative balance between the supply and demand for pork and other meat products, particularly beef and poultry. Because of the length of the production cycle, there is relatively little ability of hog producers to adjust their production levels in the short-term. Because market conditions beyond our control determine the prices for our commodity products, the price for these products may fall below our cash production costs. We cannot assure you that future fluctuations in the supply and demand for pork products will not have a material adverse effect on our results of operations and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Overview.”
Increases in the costs of our feed components could adversely affect our costs and operating margins.
      Our business can be negatively affected by increased costs of our feed components, which consist primarily of corn and soybean meal. In fiscal year 2005, our purchases of feed components comprised approximately 33.2% of our total cost of goods sold. The cost and supply of feed components are determined by constantly changing market forces of supply and demand, which are driven by matters over which we have no control, including weather, current and projected worldwide grain stocks and prices, grain export prices and supports and governmental agricultural policies. From 1996 through 2005, the price of corn ranged from a low of $1.78 per bushel to a high of $4.81 per bushel, and averaged $2.44, based on the monthly average of daily close prices of the Nearby Corn Futures quoted by the Chicago Board of Trade, or CBOT. During the same period, the price of soybean meal ranged from a low of $128.80 per ton to a high of $315.38 per ton, and averaged $191.10 per ton, as measured by the monthly average of daily close prices of the Nearby Soybean Futures quoted by the CBOT. Increases in the prices of our feed components would likely adversely affect our operating margins. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Overview” and “—Components of Revenue and Expenses— Cost of Goods Sold.”
Changes in consumer preference could adversely affect our business.
      The food industry in general is subject to changing consumer trends, demands and preferences. Recent favorable price levels may have reflected, in part, the interest of many consumers in high protein, low carbohydrate diets. It appears that consumer interest in these diets has decreased, which could adversely affect our pork product and hog prices and, consequently, our results of operations. Our products compete with other protein sources, such as beef and poultry, and other foods. Trends within the food industry change often and failure to identify and react to changes in these trends could lead to, among other things, reduced demand and price reductions for our products, and could have a material adverse effect on our results of operations and financial condition. In addition, we do not have any other material lines of business or other sources of revenue to rely upon if we are unable to efficiently process and sell pork products or if the market for pork declines. This lack of diversification means that we may not be able to adapt to changing market conditions or withstand any significant decline in the pork industry.
The consolidation of our retail, further processor and foodservice customers may put pressures on our operating margins.
      In recent years, the trend among our retail, further processor and foodservice customers, such as supermarkets, pork processors, warehouse clubs and foodservice distributors, has been towards consolidation. Consolidation, along with the entry of mass merchants into the grocery industry, have resulted in customers with increasing negotiating strength who tend to exert pressure on us with respect to pricing terms, product quality and new products. As our customer base continues to consolidate, competition for the business of fewer customers is expected to intensify. If we do not negotiate favorable arrangements with our customers and implement appropriate pricing to respond to these trends, or if we lose existing large customers, our profitability could decrease.
Our history of operations includes periods of operating and net losses, and we may incur operating and net losses in the future.
      We experienced operating and net losses of approximately $39.4 million and $38.6 million, respectively, in fiscal year 2003 and a net loss of $4.6 million in fiscal year 2004. The fiscal year 2003 net losses were due primarily to low pork prices resulting from an increased supply of pork and other meat proteins in the North American market, primarily resulting from the Russian ban on U.S. poultry imports. The fiscal year 2004 net loss was due primarily to the continuation of these trends, higher grain costs and an increased hog supply. There can be no assurance as to our ability to generate positive cash flow or net income in future periods. If we are unable to generate positive cash flow in the future, we may not be able to make required payments on our debt obligations.
      On July 2, 1996, we filed a plan of reorganization under Chapter 11 of the United States Bankruptcy Code, due primarily to start-up costs and the low level of initial production at our Milan, Missouri processing plant, combined with a decline in hog prices at the same time feed prices increased. The reorganization became effective on September 17, 1996, and our business emerged from Chapter 11. See “Business— Our History.”
Our hedging activities may hurt our operating results.
      We enter into futures, forward and option contracts with respect to such commodities as hogs and grains as part of our price-risk management techniques. These contracts do not qualify as hedges for financial reporting purposes. Consequently, these instruments are marked to market and included in net sales (in the case of hog contracts) or cost of goods sold (in the case of grain contracts) on a monthly basis. Therefore, losses on these contracts adversely affect our reported operating results.

      We utilize hog futures to hedge future pork product sales. These contracts may result in market risk due to fluctuations in hog prices. Our hedging transactions tend to limit our ability to participate in gains from favorable commodity price fluctuations.
      We purchase a portion of our feed ingredient requirements in advance at fixed prices in order to hedge our short-term exposure to future price fluctuations. We use futures, forward and options contracts to help establish adequate supplies of future grain requirements and to reduce the risk of market fluctuations. These contracts may result in market risk due to fluctuations in the grain markets. In periods of declining commodity prices, our advance purchases and hedging transactions could result in our paying more for feed components than our competitors. Thus, the use of such instruments may limit our ability to participate in cost savings from declining feed prices.
      For further discussion of the risks associated with commodity prices, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Results of Operations” and “—Quantitative and Qualitative Disclosures About Market Risk.”
Our profitability may suffer as a result of competition in our markets.
      We operate in a highly competitive environment and face significant competition in all of our markets. Some of our competitors, such as Smithfield Foods, which is the largest pork producer and processor, possess significantly greater financial, technical and other resources than we do. Some of our larger competitors may be able to decrease pricing of pork products in the markets in which we operate. The hog processing and production industries are rapidly consolidating, and the consolidation process may lead to more vertically integrated pork producers. We could experience increased price competition for our pork products and lose existing customers if other vertically integrated hog and pork processing companies gain market share. When hog prices are lower than our hog production costs, our non-integrated pork processing competitors may have a cost advantage because those competitors could purchase less expensive hogs from third-party suppliers, while we would have to continue to use hogs produced by our own hog production operations. We cannot assure you that we will have sufficient resources to compete effectively in our industry. See “Business— Competition.”
The loss of one or more of our largest customers could significantly and adversely affect our cash flow, market share and profits.
      Our largest customer accounted for approximately 5% of our total revenues for fiscal year 2005. During the same period, our ten largest customers accounted for approximately 31% of our total revenues. We expect that these customers will continue to account for a substantial portion of our revenues for the foreseeable future. We generally do not have long-term contracts with most of our major customers and, as a result, such customers could significantly decrease or cease their business with us with limited or no notice. If we lose major customers, or if there is a decline in the amount of pork products or hogs they purchase from us, our cash flow, market share and profits would be adversely affected. A number of our customers are also competitors and could choose to terminate or alter their purchases from us for competitive or other reasons.
      In addition, our export sales are predominately focused on Japan, and our sales to Japanese customers represented approximately 6% of our total revenues during fiscal year 2005. A majority of our Japanese exports were sold through a relationship with a Japanese trading partner, to whom we sell exclusively certain chilled pork products produced at our Milan, Missouri plant that are destined for the Japanese market. The contract with this trading partner comes up for renewal in March 2008. If we lose our relationship with this Japanese trading partner, our results of operations could be adversely affected.
International markets expose us to political and economic risks in foreign countries, as well as to risks related to currency values and import/export policies.
      Export sales have become increasingly important to us in recent years, especially to Japan, and we intend to continue to expand our international sales. Exports accounted for approximately 10% of our total revenues in fiscal year 2005 and approximately 13% of our revenues for the 39 weeks ended December 24, 2005. The markets for our products in countries outside of the United States vary in several material respects from markets in the United States. These variances include differences in pork consumption levels and marketing and distribution practices. Our exports to Japan have benefited from the Japanese ban on the import of U.S. beef. Late in 2005, the Japanese government lifted the ban on the importation of beef from cattle under 21 months old but reinstated the ban shortly thereafter following the discovery of imported beef containing banned spinal materials. Any change in the Japanese ban resulting in substantial U.S. beef exports to Japan could adversely affect the volume and pricing of our export sales to Japan. In fiscal year 2003, the Russian ban on the importation of poultry products from the United States resulted in an increased supply of poultry in the United States markets, causing beef and pork prices to decline substantially in 2003, which hurt our fiscal year 2003 results. Recent concerns over avian influenza have restricted U.S. poultry exports causing a decline in poultry prices and increased freezer stocks. Further international and domestic developments regarding avian influenza could have a negative impact on pork prices.
      Our international activities also pose other risks not faced by companies that limit themselves to United States markets. These risks include:

•	changes in foreign currency exchange rates;

•	exchange controls;

•	changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets;

•	hyperinflation;

•	tariffs, quotas, trade barriers, other trade protection measures and import or export licensing requirements;

•	increased costs, disruptions in shipping or reduced availability of freight transportation;

•	enforcement of remedies in foreign jurisdictions and compliance with applicable foreign laws;

•	potentially negative consequences from changes in tax laws;

•	different regulatory structures and unexpected changes in regulatory requirements; and

•	the impact of disease on international consumer preferences regarding meat proteins.
      We cannot assure you that we will be successful in identifying international expansion opportunities or that we will be able to further penetrate and compete effectively in international markets.
Our results depend on our sow herd productivity, mortality and feed efficiency. Changes in herd productivity and feed efficiency can adversely affect our profitability and margins.
      Sow herd productivity and feed efficiency are important measures by which we evaluate the performance of our production operations. Sow productivity is commonly calculated as the number of offspring per sow per year that reach 45 to 50 pounds and measures the performance of our breeding, gestation, farrowing and nursery operations. Changes in sow productivity can have a material effect on profitability and margins because a substantial portion of the costs of operating a sow unit are either fixed or related to the number of sows. Sows generally have approximately six litters during their reproductive lives, and are most productive on average during the third and fourth litters. Rapid expansion of our sow herd could adversely affect our sow herd productivity because the additional sows will be less productive in their earlier litters. Sow productivity also can be influenced by a number of other factors, including the number and quality of our employees, the health condition of our herds and their mortality rate, genetics and environment.
      Feed efficiency is commonly measured in terms of feed conversion ratios. A feed conversion ratio is calculated by the number of pounds of feed, which consists primarily of corn and soybean meal, consumed to produce a pound of live weight in hogs in our finishing units. It is a measure of the performance of our hog-finishing operations. Changes in feed efficiency affect per head feed consumption. As a result, they affect the aggregate cost of feed, which is the primary cost component in our hog-production operations. A number of factors influence feed efficiency, including the capacity and use of our finishing facilities, the number and quality of our employees, the health condition of our animals, genetics and the nutrient value of available feed ingredients.
      Because of the many factors involved, we cannot assure you that existing herd productivity and feed efficiency levels will be maintained in the future. We also cannot assure you that any decline in those levels will not have a material adverse effect on our costs, operating margins or ability to compete with other hog producers.
Outbreaks of disease can adversely affect our revenues and operating margins and the recent results of our Texas facility have been adversely affected by Porcine Reproductive and Respiratory Syndrome.
      The outbreak of disease and other events could significantly restrict our ability to conduct our operations. The productivity and profitability of any hog operation depends, to a great extent, on the ability to maintain animal health and control disease. Disease can reduce the number of offspring weaned per sow and hamper the growth of hogs to finished size. Diseases can be spread from other infected hogs, in feed, in trucks, by rodents or birds, by people visiting the farms or through the air. We experience outbreaks of certain diseases, including Transmittable Gastroenteritis (“TGE”), Circo Virus, a virus common in swine herds, and Porcine Reproductive and Respiratory Syndrome (“PRRS”), a respiratory disease commonly affecting swine herds, in our facilities, and may experience additional severe outbreaks in the future. Any such outbreaks could have a material adverse effect on our business, financial condition and results of operations. Our recent operating results have been adversely affected by PRRS issues in our Texas facility. See “Business— Processing and Production Operations— Texas.”
      We also face the risk of outbreaks of other diseases that have not affected our herds previously, including foot-and-mouth disease, which is a highly contagious viral disease affecting swine, cattle, sheep and goat herds. Until the outbreaks of the disease previously reported in Europe, which led to the destruction of thousands of animals, foot-and-mouth disease had been primarily limited to Africa, the Middle East, Asia and South America. Although foot-and-mouth disease is generally not lethal in adult pigs, mortality is common when younger pigs are infected. If we experience an outbreak of foot-and-mouth disease, we will likely be required to destroy all of our herd that has the potential of being infected. If this occurs, our business, financial condition and results of operations would be adversely affected.
      In addition, an outbreak of disease could result in governmental restrictions on the import and export of our pork products to or from our suppliers, facilities or customers even if our herds were not infected with such disease. This could result in the cancellation of orders by our customers and create adverse publicity that may have a material adverse effect on our business, financial condition and results of operations. Furthermore, any outbreak of livestock disease in the United States may result in a loss of consumer confidence in the protein products affected by the particular disease, adverse publicity and the imposition of export restrictions. For example, in December 2003, a single case of BSE, a disease affecting cattle but not hogs, was discovered in the State of Washington. As a result, beef imports from the United States were banned by many foreign countries, including Japan, the largest importer of U.S. beef. This incidence of BSE continues to have a material negative effect on the beef industry.
      Outbreaks of livestock disease in foreign countries may also affect the market for protein products in the United States. For example, in May 2003, a BSE outbreak in Canada resulted in a U.S. import restriction on live cattle from Canada. The resulting drop in the live cattle supply in the United States led to increased prices for live cattle and has placed continuing pressure on margins in the beef industry. Similar events could occur in the pork industry.
Our operations are subject to numerous laws and regulations. Non-compliance with these laws and regulations, or the enactment of more stringent laws or regulations, could adversely affect our business.
      Our operations are subject to various federal, state, local and foreign environmental, health, safety and other laws and regulations, including those governing air emissions and wastewater discharges and, in some jurisdictions, odor. Among other things, these laws and regulations impose standards and limitations on our waste treatment lagoons, water treatment facilities and new construction projects and regulate the manage-

ment of animal waste from our hog production facilities. We cannot assure you, however, that we will at all times operate in compliance with environmental requirements, and if we fail to comply with such requirements, we could incur material penalties, fines and damages, and negative publicity.
      Environmental, health, and safety laws and regulations are subject to amendment, to the imposition of new or additional requirements and to changing interpretations by governmental agencies or courts. In particular, environmental laws and regulations may become more stringent for our industry. Additionally, various citizen and advocacy groups have been advocating changes in animal handling and environmental practices in the industry. We anticipate increased regulation by various governmental agencies and continued advocacy and enforcement by citizen groups concerning food safety, the use of medication in feed formulations, the disposal of animal by-products, air and wastewater discharges and the compliance status of our contract growers. More stringent requirements could result in changes in industry practices that could increase our costs and reduce margins.
We are operating under environmental consent decrees that require us to spend approximately $33 million on environmental controls by 2010.
      In order to settle enforcement actions and citizen suits, we entered into consent decrees with the State of Missouri, and with the federal government, and a citizens group, and a voluntary agreement with the State of North Carolina. The decrees required us to pay penalties to settle past alleged regulatory violations, and require us to research, develop, and implement new technologies for environmental controls at our Missouri operations. As a result of these decrees, we will be required to invest approximately $33 million in environmental controls by the 2010 deadline, of which we have spent $11.6 million as of December 24, 2005. We spent approximately $3.9 million in fiscal year 2006, and expect to spend roughly $4.0 million in each of fiscal years 2007 and 2008. If we fail to make the required investments, we may incur material penalties, fines and damages, and negative publicity. We may also be required to make additional investments at our North Carolina operations under the voluntary agreement.
We are subject to North Carolina’s moratorium on expansion of hog operations.
      North Carolina enacted a moratorium on the construction of farms with more than 250 hogs or the expansion of existing large farms in North Carolina. In 2003, the moratorium was extended until 2007. North Carolina is concerned about the use of waste treatment lagoons and spray fields for the disposal of swine waste, especially in areas of that state which are prone to flooding or hurricanes. It is anticipated that this moratorium will be extended until more effective technologies are developed to protect the environment. The moratorium limits us from expanding our North Carolina production operations. It is possible that lagoons and spray fields could be banned in North Carolina in the future, leading to increased competition for growers and disruption to our North Carolina operations.
The nature of our operations exposes us to the risk of environmental claims, including nuisance claims by neighboring property owners. We are a defendant in several nuisance lawsuits. If these lawsuits are adversely determined, they could harm our business.
      Because of the nature of our operations, we are subject to the risk of environmental claims, including nuisance claims by neighboring property owners. We face the risk of nuisance lawsuits even if we are operating in compliance with applicable regulations. We are currently a defendant in several suits, including one class action suit, based on the law of nuisance relating to our hog production facilities in Missouri. We believe we have defenses to these actions and intend to vigorously defend them, although we cannot assure you that our defenses in these matters will be successful, or that additional nuisance claims will not arise in the future. See “Business— Legal Proceedings.”

The occurrence of unanticipated natural disasters could adversely affect our business.
      The occurrence of unanticipated natural disasters could adversely affect our business in many ways, including the following:

•	our production and processing operations materially depend on the availability of large supplies of fresh water, and our animals’ health and our ability to operate our processing facilities at full capacity could be adversely affected if we experience a shortage of fresh water due to floods, droughts, depletion of underground aquifers or other causes beyond our control;

•	one of our principal costs in the production side of our business is feed costs, and our feed costs may increase if crop supplies are reduced as a result of droughts, floods, hail storms, crop diseases or other causes beyond our control;

•	our production and processing facilities and our hog herds could be materially damaged by floods, hurricanes and tornadoes; and

•	natural disasters, such as flooding, can cause the discharge of effluents or other waste into the environment, potentially resulting in our being subject to further liability claims and governmental regulation.
Product liability claims or product recalls could result in significant claims, adversely affect our business reputation and expose us to increased scrutiny by federal and state regulators.
      The packaging, marketing and distribution of food products entails an inherent risk of product liability and product recall and the resultant adverse publicity. Pork products may be subject to contamination by disease producing organisms or pathogens, such as Listeria monocytogenes or Salmonella species. These pathogens are generally found in the environment and as a result, there is a risk that they, as a result of food processing, could be present in our processed pork products. These risks may not be eliminated by adherence to good manufacturing practices and finished product testing. We may be subject to significant liability if the consumption of any of our products causes injury, illness or death. We could be required to recall certain of our products in the event of contamination, adverse test results or damage to the products. In addition to the risks of product liability or product recall due to deficiencies caused by our processing and production operations, we may encounter the same risks if any third party tampers with our products. We may be required to perform product recalls, and product liability claims may be asserted against us in the future. We have little, if any, control over proper handling procedures once our products have been shipped for distribution. As a result, these pathogens can also be introduced to our products as a result of improper handling or temperature controls at the further processor, foodservice or consumer level. Even if a product is not contaminated when it leaves our facility, illness and death may result if the pathogens are not eliminated or are introduced at such further processor, foodservice or consumer level. Any claims that may be made may create adverse publicity that would have a material adverse effect on our ability to market our products successfully. Even an inadvertent shipment of contaminated products is a violation of law and may lead to increased risk of exposure to product liability claims, product recalls and increased scrutiny by federal and state regulatory agencies and may have a material adverse effect on our business, reputation, prospects, results of operations and financial condition.
      Our product liability insurance coverage may not adequately protect us from all of the liabilities and expenses that we incur in connection with such events. If we were to suffer a loss that is not adequately covered by insurance, our results of operations and financial condition would be adversely affected.
Governmental authorities may take action prohibiting meat packers from owning livestock, which could adversely affect our business and threaten the efficiency of our vertically integrated operations.
      In February 2002, the U.S. Senate initially passed a Farm Bill that included a provision known as the “Johnson Amendment,” which would have prohibited meat packers, like us, from owning or controlling livestock intended for slaughter for more than fourteen days prior to slaughter. The U.S. House of Representatives passed a different version of the Farm Bill that did not contain any provision similar to the

Johnson Amendment. Legislation of this type was recently reintroduced into the U.S. Senate. This and similar legislation affecting our operations might be adopted at the federal or state levels in the future. Such legislation, if adopted and applicable to our current operations, would have a material adverse impact on our business, financial condition and results of operations. See “Business— Regulation.”
Changes in “corporate farming laws” and other laws and regulations in some of the states where we operate, or a finding that we are not in compliance with existing laws and regulations could adversely affect our business.
      Several states have enacted “corporate farming laws” that restrict the ability of corporations to engage in farming activities. Missouri is among these states, but Texas and North Carolina currently are not. Missouri’s corporate farming law in many cases bars corporations from owning agricultural land and engaging in farming activities. At the time of ContiGroup Companies, Inc.’s (“ContiGroup”) acquisition of its interest in us in 1998, ContiGroup submitted the proposed ownership structure to the Office of the Attorney General of the State of Missouri for its review. At that time, the Office of the Attorney General indicated that it had no objection to our current structure under the corporate farming laws. There can be no assurance, however, that this position will be maintained in the future as our operations continue and develop. While we believe our operations currently comply with the Missouri corporate farming law and its existing exemptions, the Missouri laws could be subject to challenge or amendment by Missouri governmental bodies in the future, which could have a material adverse effect on our business, financial conditions and results of operations. Further, even with the exemptions, the corporate farming laws of many states, including Missouri, restrict our ability to expand beyond the counties in which we currently operate.
      In addition to Missouri’s “corporate farming law,” Missouri law also prohibits a person who is not a citizen or resident of the United States from holding a controlling interest in a business that owns land used for farming. To our knowledge, a controlling interest in us is not currently held by a foreign person or entity in violation of this law. Our amended and restated certificate of incorporation includes provisions intended to prevent foreign ownership in violation of this law. These provisions, however, may not effectively prevent a foreign person or entity from acquiring a controlling interest in us. See “Description of Capital Stock— Foreign Ownership Restriction.” If a foreign person or entity acquires a controlling interest in us, it could have a material adverse effect on our business and the rights of such foreign person with respect to its investment in our common stock.
The price or availability of water, energy and freight costs could increase our expenses, reduce our profitability and hamper our operations.
      We require a substantial amount, and as we continue to expand our business we will require additional amounts, of water, electricity and natural gas to produce and process our products. The prices of water, electricity and natural gas fluctuate significantly over time, due to supply and other factors, and impact our cost structure. We may not be able to pass on increased costs of production to our customers. As a result, increases in the cost of water, electricity or natural gas would substantially harm our business, financial condition and results of operations. In addition, the unavailability of these resources could hamper our operations.
      Our transportation costs are a material portion of the cost of our products. We primarily ship our products and receive our inputs via truck and rail. Exports to Japan and certain other countries involve ocean freight as well. The costs associated with the transportation of our products and inputs fluctuate with the price of fuel and the capacity of our transportation sources. Increases in costs of transportation would negatively affect our profitability.
Our level of indebtedness and the terms of our indebtedness could adversely affect our business and liquidity position.
      As of December 24, 2005, our outstanding indebtedness was $128.6 million. See “Capitalization.” We expect that our indebtedness, including borrowings under our credit agreement, may increase from time to time in the future for various reasons, including fluctuations in operating results, capital expenditures and possible acquisitions. Our consolidated indebtedness level could materially affect our business because:

•	a substantial portion of our cash flow from operations must be dedicated to interest payments on our indebtedness and is not available for other purposes, which amount would increase if prevailing interest rates rise;

•	it may materially limit or impair our ability to obtain financing in the future;

•	it may reduce our flexibility to respond to changing business and economic conditions or to take advantage of business opportunities that may arise; and

•	it restricts our ability to pay dividends.
      In addition, our credit agreement requires us to meet specified financial ratios and limits our ability to enter into various transactions. If we default on any of our indebtedness, or if we are unable to obtain necessary liquidity, our indebtedness would be due and payable immediately and our business could be adversely affected.
Our performance depends on favorable labor relations with our employees and our ability to retain them. Any deterioration of those relations, increase in labor costs or inability to attract and retain employees could adversely affect our business.
      Our employees are not represented by any labor union. However, there have been efforts to unionize our work force in the past and there could be attempts to do so in the future. In addition, we have experienced high turnover in our Missouri production and processing employees in the past, and our location in rural Missouri limits our ability to find replacement workers for those operations. Our Missouri operations are currently located in five sparsely populated counties in which we employed approximately 2,200 people at March 25, 2006. As a result, we have a limited pool of potential replacement workers for those operations.
      Any significant deterioration of employee relations, increase in labor costs, slowdowns or work stoppages, or shortages of labor at any of our locations, whether due to union activities, employee turnover or otherwise, could have a material adverse effect on our business, financial condition and results of operations. See “Business— Employees.”
The loss of key members of our management may adversely affect our business.
      We believe our continued success depends on the collective abilities and efforts of our senior management. We do not maintain key person life insurance policies on any of our employees. The loss of one or more key personnel, such as our executive officers, could have a material adverse effect on our results of operations. Additionally, if we are unable to find, hire and retain needed key personnel in the future, our results of operations could be materially and adversely affected.
We are subject to risks associated with future acquisitions.
      An important element of our growth strategy is the acquisition and integration of complementary businesses in order to broaden product offerings, capture market share and improve profitability. We will not be able to acquire other businesses if we cannot identify suitable acquisition opportunities, obtain financing on acceptable terms or reach mutually agreeable terms with acquisition candidates. The negotiation of potential acquisitions, as well as the integration of an acquired business, could require us to incur significant costs and cause diversion of our management’s time and resources. Future acquisitions by us could result in:

•	dilutive issuances of equity securities;

•	reductions in our operating results;

•	incurrence of debt and contingent liabilities;

•	future impairment of goodwill and other intangibles; and

•	other acquisition-related expenses.
      Some or all of these items could have a material adverse effect on our business. The businesses we acquire in the future may not achieve sales and profitability that justify our investment. In addition, to the extent that consolidation becomes more prevalent in our industry, the prices for suitable acquisition candidates may increase to unacceptable levels and limit our growth.
Risks Related to this Offering
Substantial Ownership by ContiGroup Companies, Inc. could adversely affect our other shareholders.
      After this offering, ContiGroup will continue to own approximately 33.8% of our outstanding common stock and will remain our largest shareholder. It will have the ability to exert significant influence on substantially all matters submitted to our shareholders for approval, including the election and removal of directors and any merger, consolidation, or sale of our assets. It also will have the ability to exert significant influence on our management and affairs. This concentration of ownership may delay or prevent a change in control; impede a merger, consolidation, takeover, or other business combination involving us; discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us; or result in actions that may be opposed by other shareholders, including those who purchase shares in this offering. Four of our directors, including our Chairman, were originally elected by ContiGroup. In addition, our General Counsel is also an officer of ContiGroup and, as such, may have interests that conflict with yours. ContiGroup currently owns and may in the future own businesses that directly or indirectly compete with ours.
      In addition, ContiGroup has entered into transactions with us and may from time to time in the future enter into transactions with us. As a result, it may have interests that are different from, or in addition to, its interest as shareholder in our Company. Such transactions may adversely affect our results of operations or financial condition. See “Certain Relationships and Related Transactions.”
Fluctuations in our operating results may negatively impact our stock price.
      Given the cyclical nature of our business, including its substantial dependence on commodity prices, our revenue, margins, and operating results have varied in the past and are likely to fluctuate significantly in the future. Our operating expense levels are based on our expectations for future revenue. If actual revenue is below management’s expectations, or if our expenses increase before revenues do, both gross margins and operating results would be materially and adversely affected. Because of these fluctuations, it is possible that our operating results or other operating metrics may fail to meet the expectations of stock market analysts and investors. If this happens, the market price of our common stock is likely to decline.
The future sale of shares of our common stock may negatively affect our stock price.
      If our shareholders sell substantial amounts of our common stock in the public market following this offering, the market price of our common stock could fall. We, along with our officers, directors and the holders of approximately           % of our shares of common stock, have agreed (subject to certain exceptions) that they will not sell, directly or indirectly, any common stock without the prior written consent of Morgan Stanley & Co. Incorporated, one of the managing underwriters in this offering, for a period of 90 days from the date of this prospectus (or, in each case, up to approximately 30 days longer in certain circumstances). However, Morgan Stanley & Co. Incorporated may, in its sole discretion and at any time or from time to time, without notice, release all or any portion of the securities subject to the lock-up agreements. In addition, ContiGroup is expected to beneficially own approximately 33.8% of our outstanding shares upon completion of this offering. The market price of our common stock could fall if ContiGroup or another major shareholder sells substantial amounts of our common stock. Sales of substantial amounts of common stock (including shares issued in connection with future acquisitions that may be issued with registration rights) may adversely affect the prevailing market price for our common stock and could impair our ability to obtain additional capital by offering equity securities.
Our amended and restated certificate of incorporation and restated bylaws, as well as Delaware law, contain provisions that may inhibit potential acquisition bids, discourage merger offers or prevent changes in our management, which may adversely affect the market price of our common stock.
      Provisions in our amended and restated certificate of incorporation and restated bylaws could delay or prevent a change in control, such as:

•	authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares to thwart a takeover attempt;

•	prohibiting our shareholders from acting by written consent, thereby requiring all shareholder actions to be taken at a meeting of our shareholders;

•	permitting our bylaws to be amended by the affirmative vote of the holders of at least two-thirds of the outstanding shares of our voting stock;

•	limiting the ability of our shareholders to call special meetings and establishing advance notice provisions for nominations for election to the board of directors or for proposing matters to be acted upon at meetings of shareholders; and

•	classifying our board of directors so that only one-third of our directors are elected each year, so that it would take three successive annual meetings to replace all of the directors.
      In addition, Section 203 of the Delaware General Corporation Law may inhibit potential acquisition bids for our Company. We are subject to Section 203, which regulates corporate acquisitions and limits the ability of a holder of 15% or more of our stock from acquiring the rest of our stock. Under Delaware law a corporation may opt out of the anti-takeover provisions, but we have not, and do not intend, to do so.
      These provisions could discourage potential acquisition proposals and could delay or prevent a change in control transaction even if such a transaction may be desired by our shareholders.

FORWARD-LOOKING STATEMENTS
      This prospectus contains “forward-looking statements” within the meaning of Section 17A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus, the words “anticipates,” “believes,” “expects,” “plans,” “intends,” “may,” “will” and similar expressions identify such forward-looking statements. Although we believe that such statements are based on reasonable assumptions, these forward-looking statements are subject to numerous factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected. These factors, risks and uncertainties include, among others, the following:

•	the impact of cyclicality in the pork industry;

•	the effect on results of operation of an inability to control feed costs;

•	the impact of changes in consumer preferences;

•	the consolidation of our retail, further processor and foodservice customers;

•	our history of operations include net losses in some periods;

•	our hedging activities;

•	competition in the hog production and pork processing industries;

•	our ability to manage relationships with large customers that comprise a significant percentage of our total revenues;

•	the effect of economic, political and regulatory risks associated with international operations;

•	our ability to maintain herd productivity and feed efficiency;

•	the outbreak of disease in our herds;

•	the impact of environmental laws and other legal requirements, including compliance costs and adverse outcomes of pending, threatened or future litigation;

•	the effect of North Carolina’s moratorium on expansion of hog operations;

•	the occurrence of unanticipated natural disasters;

•	the impact of product liability claims and product recalls;

•	the enactment of laws prohibiting meat packers from owning livestock;

•	the impact of corporate farming laws and foreign ownership restrictions, including changes to current laws or a finding of non compliance with existing laws;

•	our ability to cope with increased water, energy and freight costs or their unavailability;

•	our level of indebtedness;

•	our ability to maintain favorable labor relations with and retain our employees;

•	the loss of key members of our management; and

•	the impact of future acquisitions on our business and financial condition.
      The foregoing factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus, including under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our shares of common stock. You are cautioned not to rely on forward-looking statements.

COMMON STOCK PRICE RANGE AND DIVIDENDS
      Our common stock has been traded on the NASDAQ National Market under the symbol “PORK” since our initial public offering in June 2005. The following table sets forth the range of high and low sale prices of our common stock as reported on the NASDAQ National Market for the periods indicated:

	High	Low

Calendar Year Ended December 31, 2005:
Second quarter (from June 13, 2005)	$14.25	$12.50
Third quarter	15.96	12.66
Fourth quarter	18.54	14.30
Calendar Year Ending December 31, 2006:
First quarter	$19.47	$13.25
Second quarter (through April 3, 2006)	$17.57	$17.21
      On April 3, 2006, the last sale price of our common stock, as reported by the NASDAQ National Market, was $17.53 per share. As of March 31, 2006, we had approximately 90 record holders of our common stock.
      We paid dividends of $.06 per share in each of the second, third and fourth quarters of fiscal 2006. On March 10, 2006, our board of directors declared a dividend of $.06 per share payable on April 24, 2006, to holders of our common stock of record on March 24, 2006. The payment of future dividends will depend on our earnings, cash needs, terms of debt agreements and other factors our board of directors deems relevant from time to time. Our bank credit agreement limits the amount of cash dividends we may pay in any given fiscal year to $15 million.
USE OF PROCEEDS
      All shares in this offering are being sold by the selling shareholders and, consequently, we will not receive any proceeds from this offering.

CAPITALIZATION
      The following table sets forth our capitalization as of December 24, 2005. You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of
December 24, 2005

(in thousands,
except share data)
Long-term debt:
Revolving credit facility(1)	$—
Term loan(2)	125,000
9 1/4 % senior notes due 2011	2,000
Capital leases	1,559

Total long-term debt and capital leases	$128,559
Shareholders’ equity:
Preferred stock; $0.01 par value; 10,000,000 shares authorized; no shares issued or outstanding	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 31,620,039 shares issued and outstanding	316
Additional paid-in capital	377,653
Accumulated other comprehensive income, net of tax	1,413
Retained earnings	69,716

Total shareholders’ equity	449,098

Total capitalization	$577,657

(1)	Our credit agreement provides for revolving credit borrowings of up to $175.0 million. As of December 24, 2005, we had $11.2 million of letters of credit outstanding under our credit agreement and $163.8 million available for borrowing under our credit agreement.
(2)	The term loan under our credit agreement provides for interest-only payments until November 9, 2007, at which point quarterly principal payments of $1.25 million ($5 million annually) are due until the term loan maturity date of May 9, 2015, when all remaining principal is due. Amounts borrowed under the credit agreement bear interest at fluctuating rates. These rates are based on the agent’s base rate (the greater of the agent’s prime rate or the federal funds rate plus one half of one percent) or LIBOR plus, in each case, an applicable margin, ranging from 0.0% to 3.125% determined by the leverage ratio. We entered into an interest rate swap agreement to convert the variable base interest rate of $125.0 million of the term loan to a fixed rate of 4.525% plus the agent bank’s applicable margin (1.125% at December 24, 2005).

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA
      The following table sets forth our selected historical consolidated financial information and other data for the periods presented. The consolidated financial information for the fiscal years ended March 31, 2001 and March 30, 2002, was derived from our consolidated financial statements, which were audited by Arthur Andersen LLP, independent public accountants, which has ceased operations. The consolidated financial information presented for the fiscal years ended March 29, 2003, March 27, 2004 and March 26, 2005 was derived from our consolidated financial statements, excluding non-financial “Other Data,” which have been audited by Deloitte & Touche LLP, independent registered public accounting firm. The consolidated financial information presented for the 39 weeks ended December 25, 2004 and December 24, 2005 was derived from our unaudited condensed consolidated financial statements. The unaudited condensed consolidated financial statements include all adjustments, consisting of normal recurring adjustments, which we consider necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the 39 weeks ended December 24, 2005 are not necessarily indicative of the results that may be expected for the entire year ended March 25, 2006. This data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Fiscal Year Ended(1)(2)					39 Weeks Ended

	March 31,	March 30,	March 29,	March 27,	March 26,	December 25,	December 24,
	2001	2002	2003	2004	2005	2004	2005

	(dollars in thousands, except share and per share data)
Statement of Operations Data:
Net sales	$540,576	$674,946	$608,414	$730,737	$927,571	$677,725	$701,437
Cost of goods sold	456,184	589,183	631,870	696,751	774,512	574,869	586,897

Gross profit	84,392	85,763	(23,456)	33,986	153,059	102,856	114,540
Selling, general and administrative expenses	19,413	21,551	18,267	17,397	26,068	15,436	20,451
Loss on early extinguishment of debt	—	2,192	—	—	—	—	21,707	(5)
Goodwill amortization(3)	2,436	—	—	—	—	—	—
Other (income) expense, net	1,210	(558)	(2,293)	(597)	(826)	(875)	(553)

Operating income (loss)	61,333	62,578	(39,430)	17,186	127,817	88,295	72,935
Interest expense, net	23,952	20,404	23,745	24,700	20,155	15,828	7,136
Income tax (benefit) expense	15,367	16,809	(24,575)	(2,923)	40,004	28,190	24,443

Net (loss) income	$22,014	$25,365	$(38,600)	$(4,591)	$67,658	$44,277	$41,356

Earnings (loss) per share(4):
Basic	$0.73	$0.82	$(1.25)	$(0.15)	$2.19	$1.43	$1.34
Diluted	0.73	0.82	(1.25)	(0.15)	2.18	1.43	1.32
Shares used to calculate earnings (loss) per share:
Basic	30,260,215	30,928,593	30,928,593	30,928,593	30,928,593	30,928,593	30,974,874
Diluted	30,276,933	30,952,196	30,928,593	30,928,593	31,015,665	31,046,760	31,273,279
Dividends per share						—	0.18
Other Data:
Capital expenditures	$43,224	$96,232	$35,505	$41,884	$44,298	$33,691	$36,728
Pounds of pork sales (millions)	603.88	675.02	737.95	786.22	844.24	617.39	650.51
Total hogs processed (millions)	3.02	3.66	4.07	4.28	4.46	3.31	3.47
Balance Sheet Data (At Period End):
Working capital	$119,764	$120,097	$139,523	$164,750	$159,962	$160,873	$165,154
Total assets	773,440	806,268	777,870	758,832	736,966	744,692	723,406
Total long-term debt and capital leases (including current portion)	267,216	271,411	303,902	285,902	176,088	206,817	128,559
Shareholders’ equity	357,837	383,567	344,295	340,012	407,724	384,343	449,098

(1)	The financial information presented for the years ended March 31, 2001, March 30, 2002, March 29, 2003, March 27, 2004 and March 26, 2005, reflect our acquisition of The Lundy Packing Company on August 25, 2000 and our acquisition of Premium Standard Farms of North Carolina, Inc. on September 22, 2000, both of which were accounted for in accordance with the purchase method of accounting. See “Business—Our History.”

(2)	Our fiscal year is the 52 or 53-week period ending on the last Saturday in March. Fiscal year 2001 consisted of 53 weeks, whereas each of fiscal years 2002, 2003, 2004 and 2005 consisted of 52 weeks.
(3)	In accordance with Statements of Financial Accounting Standards No. 142, “Goodwill and Intangible Assets,” we discontinued amortizing goodwill over the estimated useful life beginning in fiscal year 2002.
(4)	Basic earnings (loss) per share is computed by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share is computed giving effect to all dilutive potential common shares that were outstanding during the period. The effect of stock options and warrants represents the only difference between the weighted average shares used for the basic earnings (loss) per share computation compared to the diluted earnings (loss) per share computation.
(5)	Reflects a pre-tax charge of $21.7 million, or an after-tax charge of $13.6 million, relating to a debt tender premium and a corresponding write-off of unamortized deferred financing costs relating to the repurchase of $173.0 million of the Company’s 9 1/4 % senior notes due 2011.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis of financial condition, results of operations, liquidity and capital resources should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties, including information with respect to our plans, intentions and strategies for our business. See “Forward-Looking Statements.” For additional information regarding some of the risks and uncertainties that affect our business and the industries in which we operate and that apply to an investment in our common stock, please read “Risk Factors.” Our actual results may differ materially from those estimated or projected in any of these forward-looking statements.
Overview
      Historically, the United States pork industry has been highly cyclical in nature due to the natural inverse relationship of prices and production and the tendency of independent hog producers to increase production levels in response to higher hog prices. A typical cycle begins with higher hog prices, which leads to incremental production. This, in turn, leads to overproduction, which drives market prices lower. Eventually, lower market prices will generally cause production to moderate or decline which generally leads to higher market prices. Because of the length of the production cycle, there is relatively little ability of hog producers to adjust their production in the short-term, although some changes in supply may occur through net increases or decreases of pork products held in freezers.
      We operate in two business segments—pork processing and hog production. The costs of pork processors are highly dependent on the cost of hogs, and net sales are determined in large part by the prices they receive (cut-out prices) for pork products. Conversely, cost of goods sold from hog production is determined in large part by the costs of feed, primarily corn and soybean meal, and net sales from hog production are highly dependent on the prices the producer receives for hogs. Sales of hogs from our production segment are transferred to our processing segment at daily market prices. High feed prices can negatively impact production results since these increases can raise the costs to the producer. Given the volatility of prices of these commodities, the results of both our segments can vary substantially.
      The prices for all of these commodities are volatile and the spreads between these prices vary substantially. High prices for hogs normally hurt the profitability of processing operations unless pork prices increase sufficiently to offset these cost increases. On the other hand, hog producers tend to record better results when prices for hogs are high, especially in relation to grain prices. As a result of changes in the hog and pork prices, results of our pork processing segment in certain periods may be better or worse than results for our production segment.

      The following graphs set forth various hog, pork and grain price data for recent periods and illustrate the volatility in market prices.
      Pork and Hog Prices (March 2002-December 2005)

(1)	Average monthly price based on the market price of lean hogs, as published by the Chicago Mercantile Exchange.
(2)	Average monthly price based on the 185# cutout pricing method, a standard measure for determining current market prices of pork primal cuts that is published by the USDA.

Corn $/Bushel (March 2002-December 2005)

(1)	Based on the monthly average of daily close prices of the Nearby Corn Futures quoted by the Chicago Board of Trade.
Soybean Meal $/Ton (March 2002-December 2005)

(1)	Based on the monthly average of daily close prices of the Nearby Soybean Futures quoted by the Chicago Board of Trade.

      On December 28, 2005, the USDA issued its quarterly Hogs and Pigs Inventory Report that indicated a 0.7% increase in the breeding herd, and current hog inventories approximately 0.4% greater than the previous year. Continued strong demand has kept hog prices at relatively high levels for the quarter ended December 24, 2005. Ongoing strength in hog prices is contingent on continued or increased demand for pork products or a reduced supply of hogs in the future.
      Effective in January, 2006 the USDA began reporting a new pork cutout, which replaces the previous composite pork cutout. The USDA has provided back data which shows that, on average, the new cutout calculation will be valued approximately $2 per cwt above the previous cutout.
      On January 12, 2006, the USDA issued a crop production report, showing a decrease in production from the prior year for both corn and soybeans. Although there was a decrease in production, the report shows an increase in carryover stocks from the prior year. The increase in carryover stocks for both corn and meal should translate into ample supplies of our main feed ingredients for the near future. Prices of corn and soybeans, the primary ingredients in our feed rations, may fluctuate in the near term primarily relating to weather conditions, storage capabilities, and concerns over soybean rust.
Components of Revenue and Expenses

Net Sales
      Our net sales are generated from the sale of pork products to retailers, wholesalers, foodservice suppliers, further processors, export buyers, and to a lesser extent the sale of hogs to other pork processors. Sales of hogs from our production segment are transferred to our processing segment at daily market prices. In fiscal year 2005, sales of pork products accounted for approximately 91% of our net sales, with the remaining 9% coming from sales of hogs to outside processors.
      Pork product sales are of primal cuts, such as hams, loins, bellies, butts, picnics and ribs, and to a lesser extent cooked pork, further processed pork and pork by-products. Primal cuts are also converted further into boneless items or, in our North Carolina operations, further processed into items such as smoked hams, sliced bacon and microwave cooked bacon. Our processing revenues are primarily driven by the operating rate of our facilities and the value that we extract from the hogs that we process. For our fiscal years ended March 29, 2003, March 27, 2004 and March 26, 2005, we processed 4.1 million, 4.3 million and 4.5 million hogs, respectively. Our Missouri processing plant is currently capable of processing approximately 7,400 hogs per day and our North Carolina processing plant is currently capable of processing up to approximately 10,000 hogs per day, depending on seasonality. The value that we extract from hogs processed is primarily driven by pork prices, processing yields and to a lesser extent, by product mix, as premium products, boneless and further processed products generate higher prices and operating margins.
      Wholesale pork prices fluctuate seasonally and cyclically due to changes in supply and demand for pork. We believe that our vertical integration allows us to obtain higher prices for our products than our more commodity-oriented competitors.
      We utilize hog futures to hedge future pork product sales. While this may tend to limit our ability to participate in gains from favorable commodity price fluctuation, it also tends to reduce earnings volatility and secure future margins. Our hedging contracts relating to hogs are marked to market monthly. Consequently, any gains or losses on these instruments are reflected in net sales. See “Quantitative and Qualitative Disclosures About Market Risk.”
      Historically, hog prices have experienced cyclical and seasonal supply and demand fluctuations. Revenue from the sale of hogs is driven by the number of hogs sold (in excess of what our processing facilities require), the average weight, and the current market price (including any quality premiums). Our excess hogs are sold to other processors.

Cost of Goods Sold
      Our cost of goods sold is driven primarily by several key factors. For our pork processing operations, the main costs (excluding hogs) are labor, packaging, utilities, facility and freight expenses. Given the high fixed costs required to build, maintain and operate a processing plant, unit costs are impacted by processing volumes. The costs associated with our North Carolina pork processing facility reflect the fact that approximately one-quarter of the hogs processed at this facility are purchased at market prices from independent local farmers under long-term supply contracts.
      For our hog production operations, the main costs are feed, labor, utilities, and facility expenses which include maintenance, depreciation and contract grower fees. The costs associated with feed generally represent 50% to 60% of the total cost to raise a hog depending on the price of corn and soybean meal, which constantly fluctuates. Increases in the price of these commodities result in increases in our feed costs, while decreases reduce our feed costs. The relative impact of price changes in these commodities varies based on the percentage that each makes up in our feed composition. Our hedging contracts relating to grains are marked to market monthly. Consequently, any gains or losses on these instruments are reflected in cost of goods sold. See “Quantitative and Qualitative Disclosures About Market Risk.” We are proactive in recognizing opportunities to improve our cost structure and strive to be one of the lowest cost producers in the industry.

Selling, General and Administrative Expenses
      Selling expenses consist primarily of compensation and benefits for company-employed sales people as well as trade promotions, advertising, commissions and other marketing costs. General and administrative costs consist primarily of general management, accounting, information technology and legal expenses.

Other Income (Expense)
      Other income (expense) primarily includes income (expense) from our 50% ownership interest in L&H Farms, a hog production facility in North Carolina, and Oldham’s LLC, a sow processing facility in Kansas. It also includes the minority interest of a partner in our majority-owned subsidiary, L&S Farms, a hog production facility in North Carolina, and, in fiscal year 2003, the proceeds paid to us from a favorable settlement of litigation. For additional information on our joint ventures, see Note 6 to our consolidated audited financial statements included elsewhere in this prospectus.

Interest Expense, net
      Interest expense, net consists of (i) interest expense (primarily on our bank indebtedness and 9 1/4 % senior notes), including any amortization of deferred financing costs, less (ii) interest income.
Results of Operations

39 Weeks Ended December 24, 2005 Compared to the 39 Weeks Ended December 25, 2004
      The following table presents selected financial information for our production and processing segments for the 39 weeks ended December 24, 2005 and December 25, 2004. The two columns under period-to-period change show the dollar and percentage change from the first three quarters ended December 24, 2005 to the first three quarters ended December 25, 2004. Intersegment sales are based on market prices.

	For the 39 Weeks Ended		Period to Period Change

	December 25, 2004	December 24, 2005	2005 to 2004	%(1)

	(in millions except percentages)
Net Sales
Processing	$629.6	$626.7	$(2.9)	(0.5)%
Production	459.7	467.7	8.0	1.7%
Intersegment	(411.6)	(393.0)	18.6	4.5%

Total Net Sales	$677.7	$701.4	$23.7	3.5%

Gross Profit
Processing	$21.1	$16.1	$(5.0)	(23.7)%
Production	81.8	98.4	16.6	20.3%

Total Gross Profit	$102.9	$114.5	$11.6	11.3%

Operating Income (Loss)
Processing	$18.0	$12.2	$(5.8)	(32.2)%
Production	81.9	98.4	16.5	20.1%

	$99.9	$110.6	$10.7	10.7%
Corporate	(11.6)	(16.0)	(4.4)	(37.9)%
Loss on early extinguishment of debt	—	(21.7)	(21.7)	NM

Total Operating Income	$88.3	$72.9	$(15.4)	(17.4)%

(1)	NM-not meaningful
Consolidated
      Net Sales. Net sales increased by $23.7 million, or 3.5%, to $701.4 million in the first three quarters of fiscal year 2006 from $677.7 million in the comparable period last year. The increase was attributed to an increase in volume of $53.4 million combined with a $21.9 million improvement in results related to lean hog futures contracts, offset by a decrease in prices of $51.6 million. Overall, live hog and wholesale pork prices decreased compared to the prior period with slightly higher supplies of pork industry wide. Domestic demand for pork has dampened somewhat, while export demand remains strong due to several factors including BSE and avian influenza which affect competing proteins. See “Segment Analysis” below for comments on changes in sales by business segment.
      Gross Profit. Gross profit increased by $11.6 million to $114.5 million in the first three quarters of fiscal year 2006 from $102.9 million in the comparable period last year. As a percentage of net sales, gross profit increased to 16.3% from 15.2%. The gross profit increase is primarily the result of a 5.3% decrease in costs on a per hundred weight basis to produce our products combined with the increase in net sales mentioned above compared to the same period last year.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased as a percentage of net sales to 2.9% in the first three quarters of fiscal year 2006 from 2.3% in the comparable period last year. In dollar terms, selling, general and administrative expenses increased by $5.0 million to $20.4 million in the first three quarters of fiscal year 2006 from $15.4 million in the comparable period last year. The increase is attributable to expenses incurred for the initial public offering and debt tender completed during the first quarter of fiscal year 2006, as well as increases in compensation and incentive bonuses, and expenses related to being a public company, particularly the cost of compliance with Sarbanes Oxley for dedicated internal and external resources being utilized.
      Operating Income. Operating income decreased by $15.4 million to $72.9 million in the first three quarters of fiscal year 2006 from $88.3 million in the comparable period last year. The decrease is attributable to a charge of $21.7 million relating to the debt tender premium of $17.8 million and corresponding write-off of unamortized deferred financing costs of $3.9 million, offset by the factors mentioned above.
      Interest Expense, net. Interest expense, net, decreased by $8.7 million, or 55.1%, to $7.1 million in the first three quarters of fiscal year 2006 from $15.8 million in the comparable period last year. The decrease is attributed to less average total debt outstanding during the first three quarters of fiscal year 2006 compared to the same period in the prior year combined with lower interest rates associated with our debt tender and refinancing. See “Liquidity and Capital Resources” below for more information.
      Income Tax Benefit/ Expense. Our effective tax rate was 37.1% in the first three quarters of fiscal year 2006 compared to 38.9% in the comparable period last year. The decrease was primarily the result of estimated deductions attributable to qualified production activities provided by the American Jobs Creation Act of 2004.
Segment Analysis
      Pork Processing. Net sales decreased $2.9 million, or 0.5%, to $626.7 million in the first three quarters of fiscal year 2006 from $629.6 million in the comparable period last year. The decrease resulted from a 5.2% decrease in pork product sales prices compared to the same period last year, offset by a 5.0% increase in volume processed. The increase in volume was primarily attributable to increased capacity utilization at the processing plants.
      Gross profit decreased by $5.0 million to $16.1 million in the first three quarters of fiscal year 2006 from $21.1 million in the comparable period last year. While our cost to purchase market hogs decreased by 9.9% and our overall sales prices decreased 5.2%, other processing costs, primarily labor, packaging, utilities, and freight, increased $25.3 million, or 12.8% on a per head basis compared to the same period in the prior year. The increase in labor is related to increases in benefits, overtime pay, and bonus accruals for increased Saturdays worked. The increase in packaging, utilities, and freight is primarily attributable to increases in fuel prices and product volumes shipped.
      Operating income decreased by $5.8 million to $12.2 million in the first three quarters of fiscal year 2006 from $18.0 million in the comparable period last year. The decrease was attributed to the factors mentioned above combined with increased sales and marketing expenses.
      Hog Production. Net sales increased by $8.0 million, or 1.7%, to $467.7 million in the first three quarters of fiscal year 2006 from $459.7 million in the comparable period last year. The increase primarily resulted from an 8.8% increase in volume attributable to increases in production across the segment, offset by a 10.7% decrease in hog sales prices. As mentioned above, there was a $21.9 million benefit on the change in net sales as a result of improved results recorded for lean hog futures in the first three quarters of fiscal year 2006 compared to the same period in the prior year. Intersegment sales to our pork processing segment transferred at market prices are eliminated in the Condensed Consolidated Statements of Operations.
      Gross profit increased by $16.6 million to $98.4 million in the first three quarters of fiscal year 2006 from $81.8 million in the comparable period last year. The increase was the result of a 10.2% decrease in hog production costs on a per hundred weight basis, combined with the increase in sales mentioned above. The majority of the decrease in hog production cost was due to lower feed input costs compared to the same period last year, combined with improved production efficiencies across the segment.
      Operating income increased by $16.5 million to $98.4 million in the first three quarters of fiscal year 2006 from $81.9 million in the comparable period last year. The increase is attributed to the factors mentioned above.

Fiscal Year Ended March 26, 2005 Compared to the Fiscal Year Ended March 27, 2004
      The following table presents selected historical financial information for our processing and production segments for the fiscal years ended March 27, 2004 and March 26, 2005. The columns under year-to-year change show the dollar and percentage change from the respective fiscal years ended March 27, 2004 and March 26, 2005. Intersegment sales are based on daily market prices.

	Fiscal Year Ended		Year-to-Year Change

	March 27, 2004	March 26, 2005	2004 to 2005	%(1)

	(in millions, except percentages)
Net Sales
Processing	$663.5	$850.8	$187.3	28.2%
Production	452.3	628.9	176.6	39.0%
Intersegment	(385.1)	(552.1)	(167.0)	(43.4)%

Total Net Sales	$730.7	$927.6	$196.9	26.9%

Gross Profit
Processing	$38.2	$29.8	$(8.4)	(22.0)%
Production	(4.2)	123.3	127.5	NM

Total Gross Profit	$34.0	$153.1	$119.1	350.3%

Operating Income (Loss)
Processing	$34.7	$24.7	$(10.0)	(28.8)%
Production	(4.2)	123.4	127.6	NM
Corporate	(13.3)	(20.3)	(7.0)	(52.6)%

Total Operating Income	$17.2	$127.8	$110.6	643.0%

(1)	NM-not meaningful
Consolidated
      Net Sales. Net sales increased by $196.9 million, or 26.9%, to $927.6 million in fiscal year 2005 from $730.7 million in fiscal year 2004. The increase was attributed to an increase in prices of $164.9 million, combined with an increase in volume of $43.2 million, partially offset by a $11.2 million charge recorded in net sales for hog futures contracts. Overall, hog and wholesale pork prices increased compared to the prior period despite larger than expected supplies of pork industry wide. Solid domestic and export demand have been influenced by several factors including a decrease in production of beef, the continuing effect of the first case of BSE in a cow in the United States, the avian influenza virus affecting the poultry industry and diet trends among Americans kept demand for pork products strong. See “Segment Analysis” below for comments on changes in sales by business segment.
      Gross Profit. Gross profit increased by $119.1 million, or 350.3%, to $153.1 million in the fiscal year 2005 from $34.0 million in fiscal year 2004. As a percentage of net sales, gross profit increased to 16.5% in fiscal year 2005 from 4.7% in fiscal year 2004. The current year gross profit increase is primarily the result of higher hog and wholesale pork prices as mentioned above, partially offset by a 5.0% increase in costs to produce our products during fiscal year 2005 compared to fiscal year 2004.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $8.7 million, or 49.8%, to $26.1 million in fiscal year 2005 from $17.4 million in fiscal year 2004. Selling, general and administrative expenses as a percentage of net sales were 2.8% in fiscal year 2005 compared to 2.4% in fiscal year 2004. The dollar increase is primarily attributable to accruals relating to bonuses and incentive plans, which reflect our improved profitability during fiscal year 2005.

      Operating Income. Operating income increased by $110.6 million, or 643.0%, to $127.8 million in fiscal year 2005 from $17.2 million in fiscal year 2004. The increase is attributable to the factors mentioned above.
      Interest Expense, net. Interest expense, net, decreased by $4.5 million, or 18.2%, to $20.2 million in fiscal year 2005 from $24.7 million in fiscal year 2004. The decrease is attributed to less average total debt outstanding during fiscal year 2005 compared to the same period in the prior year. See “Liquidity and Capital Resources” below for more information.
      Income Tax Expense (Benefit). Our effective tax rate was 37.2% in fiscal year 2005 and 38.9% in fiscal year 2004. The decrease was the result of a change in the estimate of the deferred tax rate.
Segment Analysis

Pork Processing
      Net Sales. Net sales increased $187.3 million, or 28.2%, to $850.8 million in fiscal year 2005 from $663.5 million in fiscal year 2004. The increase resulted from a 22.9% increase in pork product sales prices, combined with a 4.3% increase in volume processed compared to last year. Export sales increased 73% primarily representing increased sales to Japan and Mexico. The increase in volume was primarily attributable to an increase in Saturdays worked at both of our processing facilities, the need for which resulted from an increase in the number of hogs available for processing as a result of improved productivity at our production facilities.
      Gross Profit. Gross profit decreased by $8.4 million, or 22.0%, to $29.8 million in fiscal year 2005 from $38.2 million in fiscal year 2004. While overall sales prices increased 22.9%, our cost to purchase hogs increased by 34.5%. In absolute dollars, the sale price increase of the pork products outpaced the cost increase of hogs by $3.9 million compared to last year. However, other processing costs, primarily labor and freight, increased $12.3 million, or 2.8% on a per head basis, compared to the prior year. The increase in labor is related to increases in management bonus accruals, benefits, and overtime pay for increased Saturdays worked. The increase in freight is related to increase in fuel prices and product volumes shipped.
      Operating Income. Operating income decreased by $10.0 million, or 28.8%, to $24.7 million in fiscal year 2005 from $34.7 million in fiscal year 2004. The decrease was attributed to the factors mentioned above coupled with increased sales and marketing bonuses accrued and increased marketing expenses associated with value added products.

Hog Production
      Net Sales. Net sales increased by $176.6 million, or 39.0%, to $628.9 million in fiscal year 2005 from $452.3 million in fiscal year 2004. The increase primarily resulted from a 31.9% increase in hog sales prices, coupled with a 7.8% increase in volume attributable to increases in production, primarily in Missouri and North Carolina. As mentioned above, losses recorded for hog futures contracts had an $11.2 million negative impact on the change in net sales. Intersegment sales to our pork processing segment transferred at market prices are eliminated in the Consolidated Statements of Operations and Comprehensive Income (Loss).
      Gross Profit. Gross profit increased by $127.5 million to $123.3 million in fiscal year 2005 from a loss of $4.2 million in fiscal year 2004. The increase was primarily the result of higher hog sales prices as mentioned above, partially offset by an 2.9% increase in hog production costs on a per hundred weight basis compared to the prior year. The majority of the increase in hog production cost was due to higher feed input costs compared to fiscal year 2004. Feed input costs were 50.7% of cost of goods sold in fiscal year 2005, compared to 50.3% for fiscal year 2004.
      Operating Income. Operating income increased by $127.6 million to $123.4 million in fiscal year 2005 from a loss of $4.2 million in fiscal year 2004. The increase is attributed to the factors mentioned above.

Fiscal Year Ended March 27, 2004 Compared to the Fiscal Year Ended March 29, 2003
      The following table represents selected historical financial information for our processing and production segments for the fiscal years ended March 29, 2003 and March 27, 2004. The columns under year-to-year change show the dollar and percentage change from the respective fiscal years ended March 29, 2003 and March 27, 2004. Intersegment sales are based on market prices.

	Fiscal Year Ended		Year-to-Year Change

	March 29, 2003	March 27, 2004	2003 to 2004	%(1)

	(in millions, except percentages)
Net Sales:
Processing	$553.6	$663.5	$109.9	19.9%
Production	355.6	452.3	96.7	27.2%
Intersegment	(300.8)	(385.1)	(84.3)	(28.0)%

Total Net Sales	$608.4	$730.7	$122.3	20.1%

Gross Profit:
Processing	$39.8	$38.2	$(1.6)	(4.0)%
Production	(63.3)	(4.2)	59.1	93.4%

Total Gross Profit	$(23.5)	$34.0	$57.5	NM

Operating Income (loss):
Processing	$34.4	$34.7	$0.3	0.9%
Production	(63.1)	(4.2)	58.9	93.3%
Corporate	(10.7)	(13.3)	(2.6)	(24.3)%

Total Operating Income (loss)	$(39.4)	$17.2	$56.6	NM

(1)	NM-not meaningful
Consolidated Results
      Net Sales. Net sales increased by $122.3 million, or 20.1%, to $730.7 million in fiscal year 2004 from $608.4 million in fiscal year 2003. The increase was attributed to an increase of prices of $105.3 million, which includes a $3.9 million increase in gains recorded for hog futures contracts, combined with an increase in volume of $17.0 million. Overall, hog and wholesale pork prices increased compared to the prior period despite an increase in pork produced compared to the prior year. Demand for pork products has been very high due to a decrease in production of competing proteins, the discovery of the first case of BSE in a cow in the United States, the avian influenza virus affecting the poultry industry, and trends in diet among Americans in general. See “Segment Analysis” below for comments on changes in sales by business segment.
      Gross Profit. Gross profit increased by $57.5 million to $34.0 million in fiscal year 2004 from a loss of $23.5 million in fiscal year 2003. As a percentage of net sales, gross profit increased to 4.7% in fiscal year 2004 from (3.9)% in fiscal year 2003. This increase was due to the increase in sales prices mentioned above, offset with a 7.3% increase in costs to produce our products. See “Segment Analysis” below for comments on changes in gross profit by business segment.
      Selling, General and Administrative Expenses. Selling, general and administrative expenses decreased by $0.9 million, or 4.9%, to $17.4 million in fiscal year 2004 from $18.3 million in fiscal year 2003. This change was primarily attributable to decreased legal fees. Selling, general and administrative expenses decreased as a percentage of net sales to 2.4% in fiscal year 2004 from 3.0% in fiscal year 2003.
      Operating Income (Loss). Operating income increased by $56.6 million to $17.2 million in fiscal year 2004 from an operating loss of $39.4 million in fiscal year 2003. The increase was attributable to the factors mentioned above.

      Interest Expense, net. Interest expense, net, increased by $1.0 million, or 4.0%, to $24.7 million in fiscal year 2004 from $23.7 million in fiscal year 2003. The increase was attributed to an increase in total interest-bearing debt outstanding and increased amortization of deferred financing costs which are charged to interest expense related to recent bank credit amendments, offset slightly by lower interest rates on our variable rate debt. See “Liquidity and Capital Resources” below for more information.
      Income Tax Benefit. Our effective tax rate was 38.9% in the fiscal years 2004 and 2003.
Segment Analysis

Pork Processing
      Net Sales. Net sales increased $109.9 million, or 19.9%, to $663.5 million in fiscal year 2004 from $553.6 million in fiscal year 2003. The increase resulted from a 14.0% increase in pork product sales prices, combined with a 5.1% increase in volume processed compared to the same period last year. Substantially all of the increase in volume was attributable to increased capacity utilization at our Clinton, North Carolina processing plant.
      Gross Profit. Gross profit decreased by $1.6 million, or 4%, to $38.2 million in fiscal year 2004 from $39.8 million in fiscal year 2003. The decrease primarily resulted from lower margins on pork products resulting from 21.7% higher hog costs from internal transfers and external purchases, partially offset with higher volume through the plants. Freight costs increased by $4.1 million, or 15.5%, as a result of higher volume shipped and higher charges incurred to transport the product. Processing costs on a per unit basis were comparable for fiscal years 2004 and 2003.
      Operating Income. Operating income increased by $0.3 million to $34.7 million in fiscal year 2004 from $34.4 million in fiscal year 2003. The increase was attributed to the factors mentioned above.

Hog Production
      Net Sales. Net sales increased by $96.7 million, or 27.2%, to $452.3 million in fiscal year 2004 from $355.6 million in fiscal year 2003. The increase primarily resulted from a 22.9% increase in hog sales prices, combined with a 2.4% increase in volume attributable primarily to the effects of increased contract production in North Carolina. As mentioned above, gains recorded for hog futures contracts had a $3.9 million positive impact on the change in net sales. Intersegment sales to our pork processing segment transferred at market prices are eliminated in the Consolidated Statements of Operations and Comprehensive (Loss) Income.
      Gross Profit. Gross profit increased by $59.1 million to a loss of $4.2 million in fiscal year 2004 from a loss of $63.3 million in fiscal year 2003. The increase was primarily the result of a higher volume of hogs produced and higher hog sales price mentioned above. Hog production costs per hundredweight were 6.1% higher during fiscal year 2004 compared to fiscal year 2003. The majority of the increase in hog production costs was due to higher feed input costs compared to the same period last year and, to a lesser extent, production deficiencies in Texas due to the impact of health issues.
      Operating Loss. Operating loss improved by $58.9 million to an operating loss of $4.2 million in fiscal year 2004 from an operating loss of $63.1 million in fiscal year 2003. The increase is attributed to the factors mentioned above.

Seasonality
      The following represents the unaudited quarterly results of operations for each of the eleven fiscal quarters ended December 24, 2005. All amounts are expressed in thousands.

	Fiscal Year 2004				Fiscal Year 2005

	First	Second	Third	Fourth	First	Second	Third	Fourth

	(Unaudited)
Net sales	$171,132	$178,310	$199,766	$181,529	$212,136	$218,831	$246,759	$249,845
Gross profit	7,532	12,632	9,043	4,779	24,277	29,980	48,600	50,202
Net (loss) income	(1,741)	1,417	(751)	(3,516)	9,389	11,894	22,996	23,379

	Fiscal Year 2006

	First	Second	Third

Net sales	$245,307	$213,231	$242,899
Gross profit	57,067	26,881	30,593
Net income	15,372	12,230	13,754
      Our quarterly operating results are influenced by seasonal fluctuations in the price of our primary feed components, corn and soybean meal, and by seasonal fluctuations in wholesale pork prices and hog prices. The prices we pay for our feed components are generally lowest in August, September and October, which corresponds with the corn and soybean harvests. Generally, the prices for these commodities will increase over the following months leading up to the next harvest due to the increased storage costs. As a result, our costs in the production side of our business tend to increase during this period.
      Hog and wholesale pork prices are similarly affected by seasonal factors. It generally takes approximately 11 months from conception for a hog to reach market weight, and because sows are generally less productive in summer months as a result of seasonal conditions, there are generally fewer hogs available in the summer months. This decrease in supply of hogs generally causes hog and wholesale pork prices to be higher on average during these months. Conversely, there are generally more hogs available in the months of October, November and December, which generally causes hog and wholesale pork prices to be lower on average during these months.
      As a result of these seasonal and quarterly fluctuations, we believe that comparisons of our sales and operating margins between quarters within a single fiscal year are not necessarily as meaningful as longer term comparisons and cannot be relied upon as indicators of our future performance.
Liquidity and Capital Resources
      Our primary sources of financing have been cash flow from operations and bank borrowings. Our ongoing operations will require the availability of funds to service debt, fund working capital and make capital expenditures on our facilities. We expect to finance these activities through cash flow from operations and from amounts available under our credit agreement.
      Net cash flow provided by (used in) operating activities was $149.9 million, $41.7 million and ($17.4) million for fiscal years 2005, 2004 and 2003, respectively. The improvement in fiscal year 2005 compared to fiscal year 2004 was primarily due to an increase in net income, the use of our remaining net operating loss carryforwards to reduce cash tax payments and a decrease in working capital requirements partially offset by an increase in non-cash gains on the sales of fixed assets.
      Net cash flow provided by operating activities was $65.7 million and $94.7 million for the first three quarters ended in fiscal years 2006 and 2005, respectively. The decrease in the first three quarters of fiscal year 2006 compared to the same period last year was primarily due to the utilization of net operating loss carryforwards on deferred taxes in fiscal 2005, combined with an increase in working capital needs in fiscal 2006 and the impact of the tender offer premium described below.

      Net cash flow used in investing activities was $23.6 million, $23.5 million and $25.9 million in fiscal years 2005, 2004 and 2003, respectively. In fiscal year 2005, net cash used in investing activities was spent as follows:

•	Approximately $9 million was spent for continuing improvements of our pork processing facilities;

•	Approximately $11 million was spent for continuing improvements of our hog production facilities, and investments to develop and implement new technologies for improved waste handling; and

•	The remainder was spent for purchases of breedstock.
      In fiscal year 2005, 2004 and 2003, we received proceeds from disposal of property, plant, equipment and breeding stock of $20.7 million, $18.4 million and $11.7 million, respectively. During fiscal years 2005, 2004 and 2003, disposal of property, plant, equipment and breeding stock consisted primarily of culled breeding stock. The increase in proceeds is directly related to the increase in hog sales prices which help determine the cull sow sale prices.
      Net cash flow used in investing activities was $23.8 million and $19.4 million for the first three quarters ended in fiscal years 2006 and 2005, respectively. Net cash used in investing activities consisted of $36.7 million and $33.7 million for capital expenditures relating to property, plant and equipment and breeding stock during the first three quarters ended in fiscal years 2006 and 2005, respectively. We received proceeds from disposal of property, plant, equipment and breeding stock of $12.9 million and $14.3 million during the first three quarters ended in fiscal years 2006 and 2005, respectively, primarily representing culled breeding stock.
      Net cash flow (used in) provided by financing activities was ($116.3) million, ($18.2) million and $36.1 million in fiscal years 2005, 2004 and 2003, respectively. During fiscal years 2005 and 2004, excess cash generated was used to pay down outstanding debt. During fiscal year 2003, we borrowed money to fund working capital needs and capital expenditures.
      Net cash flow used in financing activities was $47.8 million and $75.3 million for the first three quarters ended in fiscal years 2006 and 2005, respectively. During the first three quarters of fiscal years 2006 and 2005, excess cash generated was used to pay down outstanding debt. During the first three quarters of fiscal year 2006, we paid $3.8 million in dividends.
      On April 9, 2004, we entered into an amended and restated loan and security agreement (the “prior credit agreement”) with U.S. Bank National Association as a lender and agent for the other lenders, which provided for a $175.0 million revolving credit facility through April 9, 2009. At March 26, 2005, we had no borrowings outstanding under the prior credit agreement, $11.2 million in letters of credit and $163.8 million available for borrowing. On April 20, 2005, we amended the prior credit agreement to reduce the applicable margin used to determine the interest rate on borrowings thereunder and to permit the contemplated initial public offering of our shares of common stock by certain holders thereof, the merger of PSF Group Holdings, Inc., our former parent, with and into us, and the tender offer for our 9 1/4 % Notes described below. On May 9, 2005, the prior credit agreement was amended to increase the available facility to $220.0 million.
      On May 9, 2005, we completed a tender offer and consent solicitation (the “Tender Offer”) with respect to the 9 1/4% senior notes due 2011 (the “9 1/4% Notes”) pursuant to which we purchased $173.0 million principal amount of the aggregate $175.0 million of the 9 1/4% Notes previously outstanding and eliminated substantially all of the restrictive covenants relating to the remaining 9 1/4% Notes. The purchase price and related consent payment was $197.2 million based on a price determined generally by discounting the redemption price of the 9 1/4% Notes when they may be first called on June 15, 2006 (i.e., $1,046.25 per $1,000 9 1/4 % Note) to present value using the market yield of a comparable U.S. treasury note as of April 19, 2005 plus 0.50%, including accrued interest of $6.4 million. The Tender Offer was financed through borrowings under the prior credit agreement and available cash and resulted in a charge of approximately $21.7 million recognized in the first quarter of fiscal year 2006, relating to the debt tender premium of $17.8 million and the corresponding write-off of unamortized deferred financing costs of $3.9 million. The remaining $2.0 million of

9 1/4 % Notes may be redeemed beginning on June 15, 2006, at an initial redemption price of 104.625 percent of their principal amount plus accrued interest, declining to 100 percent on and after June 15, 2009.
      On June 24, 2005, we replaced the prior credit agreement as we entered into a second amended and restated loan and security agreement (the “credit agreement”) with U.S. Bank National Association as a lender and agent for the other lenders. The credit agreement provides for a $175.0 million revolving credit facility and a $125.0 million term loan. A portion of the revolving credit facility not in excess of $15 million is available for the issuance of letters of credit.
      The amount available under the revolving credit facility is determined by a borrowing base formula derived from the sum of eligible accounts receivable, a fixed asset component and a formula for inventory based on the lower of cost or market valuation. The revolving credit facility terminates on June 24, 2010.
      The term loan provides for interest-only payments until November 9, 2007, at which point quarterly principal payments of $1.25 million ($5 million annually) are due until the term loan maturity date of May 9, 2015, when all remaining principal is due.
      Borrowings under the credit agreement are secured by a first priority security interest in, and mortgages on, substantially all of inventory, breeding stock and receivables, as well as the production and processing facilities in Missouri and North Carolina.
      Amounts borrowed under the credit agreement bear interest at fluctuating rates. These rates are based on the agent’s base rate (the greater of the agent’s prime rate or the federal funds rate plus one half of one percent) or LIBOR plus, in each case, an applicable margin, ranging from 0.0% to 3.125% determined by the leverage ratio. We entered into an interest rate swap agreement to convert the variable base interest rate of the term loan under the credit agreement to a fixed rate of 4.525% plus the agent bank’s applicable margin (1.125% at December 24, 2005).
      Letter-of-credit fees are based on the applicable margin and are paid quarterly only on outstanding letter-of-credit amounts. In addition, the revolving credit facility provides for an annual administration fee to be paid to the agent, and a quarterly non-use fee payable to the lenders calculated on the average daily unused amount under the revolving credit facility.
      The credit agreement contains both affirmative and negative covenants. The credit agreement contains the following affirmative covenants, among others:

•	delivery of financial and other information to the agent,

•	notice to the agent upon the occurrence of certain material events,

•	maintenance of a four quarter minimum rolling earnings before interest, taxes, depreciation and amortization (“EBITDA”), as defined in the credit agreement, average during the most recent eight quarters, of at least $60.0 million as of the end of each fiscal quarter,

•	maintenance of the ratio of indebtedness for borrowed money to EBITDA (based on the EBITDA calculation used in the prior bullet point) as of the end of each fiscal quarter through fiscal year 2006 of not more than 5.0-to-1.0, and as of the end of each fiscal quarter thereafter of not more than 4.0-to-1.0,

•	maintenance of a specified minimum tangible net worth, as defined in the credit agreement, as of the end of each fiscal quarter, and

•	maintenance of working capital, as defined in the credit agreement, of not less than $75 million as of the end of each fiscal quarter.
      In addition, the credit agreement contains the following negative covenants, among others: limitations on encumbrances, disposal of assets, acquisitions, additional indebtedness, capital investment and pre-payment of subordinated debt. The credit agreement also limits the amount of cash dividends we may pay to $15.0 million annually. At December 24, 2005, we were in compliance with all covenants under the credit agreement.

      The credit agreement specifies certain events of default, including, among others: failure to pay principal, interest or other amounts, violation of covenants, inaccuracy of representations and warranties, default with respect to other material indebtedness, certain bankruptcy and insolvency events and certain undischarged judgments.
      Total indebtedness at March 26, 2005 was $177.2 million, as compared to $287.1 million at March 27, 2004, excluding unamortized discount on the 9 1/4 % Notes of $1.1 million and $1.2 million, respectively. Total indebtedness at December 24, 2005 was $128.6 million, as compared to $207.9 million at December 25, 2004. At December 24, 2005, we had no borrowings under our revolving credit facility, $11.2 million in letters of credit and $163.8 million available for borrowing under our revolving credit facility.
      In fiscal 2006, we estimate that we have spent approximately $33 million on net capital expenditures as follows:

•	Approximately $10 million in upgrades and improvements in our processing operations;

•	Approximately $11 million in upgrades and improvements in our production operations, and investments to develop and implement new technologies for improved waste handling; and

•	Approximately $12 million in net breedstock purchases.
      In fiscal 2007, we expect to spend approximately $77 million on net capital expenditures as follows:

•	Approximately $51 million in upgrades and improvements in our processing operations;

•	Approximately $19 million in upgrades and improvements in our production operations, and investments to develop and implement new technologies for improved waste handling; and

•	Approximately $7 million in net breedstock purchases.
      Our board of directors has approved the expansion of our Milan, Missouri hog processing plant. The improvements are expected to increase processing levels to a capacity of 10,000 hogs per day versus the current capacity level of 7,400 hogs per day. The expansion project will increase our investment in the plant by approximately $24 million, of which the majority is expected to be incurred during our fiscal year 2007.
      We believe that available borrowings under our credit agreement and internally generated funds will be sufficient to support our working capital, capital expenditures and debt service requirements for at least the next 12 months. Our ability to generate cash, however, is subject to a certain extent to general economic, financial, competitive, legislative, regulatory and other factors beyond our control. We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available under the credit agreement in an amount sufficient to enable us to pay our existing indebtedness, or to fund our other liquidity needs.
      If we consummate any material acquisitions or expand our operations, we may need to seek additional sources of funding, which might potentially come from the issuance of additional equity, debt or the pursuit of joint ventures to the extent that such options are available. Acquisitions or further expansion of our operations could cause our leverage to increase. To finance any acquisition or joint venture, we may use availability under the credit agreement, equity financing or other financing alternatives available at the time.

Contractual Cash Obligations
      The following table represents a summary of our contractual cash obligations as of March 26, 2005 as adjusted for the Tender Offer and related transactions.

	Payments Due by Period

					More than
Contractual Cash Obligations	Total	Current	1-3 Years	4-5 Years	5 Years

Credit agreement and senior notes(1)	$175,000	$—	$—	$173,000	$2,000
Interest on 9 1/4 % senior notes	7,648	6,630	370	370	278
Capital lease obligations	2,158	801	1,263	94	—
Operating leases	18,749	5,498	7,172	3,914	2,165
Unconditional purchase obligations(2)	10,389	10,389	—	—	—

Total contractual cash obligations	$213,944	$23,318	$8,805	$177,378	$4,443

(1)	Amounts do not include interest under the credit agreement, because amounts borrowed under the credit agreement bear interest at fluctuating rates.

(2)	Represents forward grain purchase contracts.
      The following amounts are not included in above table:
      Most of our hog production is raised in company-owned facilities. Some of the production, however, is raised under farrowing, nursery, or finishing contracts with individual farmers. In these relationships, we typically own the livestock and provide the necessary feed, genetics, and veterinary supplies, while the contract producer provides the land, facilities, labor, utilities, and other costs of production. These contracts vary from terms of less than one year to up to twelve years. Payments under these agreements are included in cost of goods sold. These payments represented approximately 11% of our hog production segment’s cost of goods sold for fiscal year 2005. All of these contracts are cancelable by us if the producer fails to perform in accordance with our performance standards.
      At our North Carolina pork processing facility, we have contracts with producers to provide us with hogs for the amount we do not produce at our owned or contracted hog production facilities in order to meet our processing needs. These contracts vary in length but are all based on a market price and grade and yield formula. Over the next 5 years we are contracted to purchase approximately 1,260,000 hogs under these contracts.
      Under the 2004 Missouri Consent Decree with the Attorney General and the amended 2002 Federal Consent Decree with the United States Environmental Protection Agency (“EPA”) we are committed to install improved wastewater, air and odor technology at all of our finisher farms in northern Missouri by 2010. Included in this commitment is a fertilizer plant in northern Missouri that converts solid waste into useable commercial grade fertilizer. We currently estimate, based on known technology, that we may spend approximately $33 million to satisfy this commitment, of which $11.6 million had been spent as of December 24, 2005.
      As of December 24, 2005, in comparison to the year ended March 26, 2005, our contractual cash obligations relating to our long-term debt facilities have been extended and interest rates reduced due to our financing transactions previously discussed.
Critical Accounting Policies
      In preparing the consolidated financial statements in accordance with generally accepted accounting principles, we are required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures at the date of the consolidated financial statements and during the reporting period. Actual results may differ from those estimates due to the complexity and subjectivity of those estimates. Management has identified the accounting policies it believes to be the most important as inventory valuation of livestock, estimated liabilities, accounting for derivative instruments, estimated useful lives of property, plant, equipment and breeding stock, and impairment of long-lived assets.
      Inventory valuation of livestock is calculated based on a standard cost model for each geographic hog production region. This model is based on the current year’s budgeted costs and inventory projections at each age and phase of the production cycle, adjusted to actual costs and reduced to the lower of actual cost or market monthly. Management believes our standard cost model for valuing livestock most accurately represents actual inventory costs.
      Estimates are used to help develop assumptions for determining liabilities such as self-insured workers’ compensation and health insurance, bonuses, and legal obligations, as well as developing assumptions for determining the fair value of stock-based compensation arrangements. These estimates are sometimes obtained from independent third party experts. Management is responsible for determining the assumptions used in the calculations. Actual costs may vary from estimates we make. Management believes the estimates are reasonable based on current information.
      Derivative instruments are accounted for in accordance with Financial Standards Board Statement No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities.” Because of the complexity involved in qualifying for hedge treatment for our commodity contracts, we mark these exchange-traded contracts to market with the resulting gain or loss recorded in net sales for hog contracts or cost of goods sold for all other commodity contracts. This may result in large fluctuations in our earnings depending on the volume of commodity contracts and their corresponding volatility. We also have an interest rate swap in place to hedge $125 million of variable rate bank debt, which could have a material impact on our earnings if it became ineffective.
      Property, plant, equipment and breeding stock are depreciated on a straight-line basis over the estimated useful lives of the assets. The useful lives of the assets are based upon management’s expectations. We periodically review the assets for changes in circumstances which may impact their useful lives.
      Impairment of long-lived assets is periodically reviewed using historical cash flows as well as current estimates of future cash flows and/or appraisals. This assessment process requires the use of estimates and assumptions which are subject to a significant degree of judgment. In addition, we periodically assess the recoverability of goodwill and other intangible assets, which requires us to make assumptions regarding the future cash flows and other factors to determine the fair value of the assets. If these assumptions change in the future, we may be required to record impairment charges for these assets.
Quantitative and Qualitative Disclosures About Market Risk
      Our operating results are influenced by fluctuations in the price of our primary feed components, corn and soybean meal, and by fluctuations in hog and wholesale pork sales prices. The cost and supply of feed components and hog and wholesale pork sales prices are determined by constantly changing market forces of supply and demand, which are driven by matters over which we have no control, including weather, current and projected worldwide grain stocks and prices, grain export prices and supports, hog production, consumer demand and governmental agricultural policies. In our hog production segment we use forward contracts, as well as futures and options contracts, to establish adequate supplies of future grain requirements, to help secure margins and to help reduce the risk of market fluctuations. To help secure margins and minimize earnings volatility in our pork processing segment, we utilize hog futures to hedge future pork product sales. While this may tend to limit our ability to participate in gains from favorable commodity price fluctuation, it also tends to reduce earnings volatility and secure future margins.
      For the fiscal years ended March 26, 2005, and March 27, 2004 we recognized gains (losses) under SFAS 133 of ($5.9) million and $5.3 million, respectively, in net sales related to hog futures and gains (losses) of ($3.3) million and $6.1 million, respectively, in costs of goods sold relating to the hedging of feed components and outside hog purchases at processing facilities. For open futures contracts, we use a sensitivity analysis technique to evaluate the effect that changes in the market value of commodities will have on these commodity derivative instruments. As of March 26, 2005, the potential change in fair value of exchange-traded contracts, assuming a 10% change in the underlying commodity price, would be $13.7 million.
      For the 39 weeks ended December 24, 2005, and December 25, 2004 we recognized gains (losses) under SFAS 133 of $13.0 million and ($9.0) million, respectively, in net sales related to lean hog futures and gains (losses) of $1.9 million and ($3.1) million, respectively, in costs of goods sold relating to the hedging of feed components and outside hog purchases at processing facilities. For open futures contracts, we use a sensitivity analysis technique to evaluate the effect that changes in the market value of commodities will have on these commodity derivative instruments. As of December 24, 2005, the potential change in fair value of exchange-traded contracts, assuming a 10% change in the underlying commodity price, was $8.4 million.
      The table below sets forth fair values of futures and options, and gross contract or notional amounts of forward contracts, in place as of March 26, 2005 (all amounts in thousands except contract quantity and wtd.-avg. price/unit):

	Contract	Volumes	Wtd.-avg.	Fair
	Quantity	Units	Price/Unit	Value

Futures Contracts
Corn purchases—long	3,555	bushels	$2.15	$(159)
Corn sales—short	205	bushels	2.36	(3)
Soybean meal purchases—long	3	tons	192.32	(13)
Lean hog sales—short	158,280	pounds	0.77	1,796
Lean hog purchases—long	8,280	pounds	0.68	667
Wheat sales—short	130	bushels	3.51	8
Pork belly purchases—long	200	pounds	0.92	(5)

Option Contracts
Corn puts—short	1,500	bushels	$2.15	$(133)
Corn calls—short	800	bushels	2.80	(10)
Corn calls—long	2,425	bushels	2.32	67
Meal calls—long	9	tons	197.22	31
Meal puts—short	9	tons	214.44	(9)
Lean hog calls—short	18,200	pounds	0.77	(405)
Lean hog puts—short	2,400	pounds	0.70	(25)
Lean hog puts—long	21,080	pounds	0.70	370

	Contract	Volumes	Wtd.-avg.	Notional
	Quantity	Units	Price/Unit	Amount

Forward Contracts
Corn	3,660	bushels	$2.35	$8,602
Meal	9	tons	202.67	1,787
      We are exposed to changes in interest rates. The debt in our credit agreement has variable interest rates. Interest rate changes therefore generally do not affect the market value of such debt but do impact the amount of our interest payments and, therefore, our future earnings and cash flows. Assuming other factors are held constant, a 1% change in interest rates would currently have no impact on interest expense as we have no variable rate borrowings outstanding as of December 24, 2005. Conversely, for fixed rate debt, interest rate changes do not impact future cash flows and earnings, but do impact the fair market value of such debt, assuming other factors are held constant. During the first three quarters ended December 24, 2005, we entered into an interest rate swap agreement to convert the variable base interest rate of our bank term debt to a fixed rate of 4.525% plus the agent bank’s applicable margin (currently 1.125% at December 24, 2005). The swap is accounted for as a cash flow hedge under SFAS 133. During the first three quarters ended December 24, 2005, we recognized a $1.4 million gain, net of tax, into Accumulated Other Comprehensive Income for the market value of the swap. At December 24, 2005, our term debt had a carrying value of $125.0 million and a fair value of $122.7 million based on the fair value of the swap.
      The 9 1/4 % Notes had a fair value of approximately $2.0 million as of December 24, 2005 based on inter-dealer prices, as compared to the book value of $2.0 million as of December 24, 2005.
New Accounting Pronouncements
      In November 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 151 (“SFAS 151”), “Inventory Costs—an Amendment of ARB No. 43 Chapter 4.” SFAS 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling be recognized as current-period charges rather than being included in inventory regardless of whether the costs meet the criterion of abnormal as defined in ARB 43. SFAS 151 is applicable for inventory costs incurred during fiscal years beginning after June 15, 2005. We adopted this standard in the first quarter of fiscal year 2006 and the adoption did not have a material impact on our financial statements as such costs have historically been expensed as incurred.
      In December 2004, FASB issued SFAS No. 153 (“SFAS 153”), “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” which addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value accounting for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of an entity are expected to change significantly as a result of the exchange. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is not expected to have a significant impact our financial statements.
      In December 2004, FASB issued FASB Staff Position 109-1 (“FSP 109-1”) “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” FSP 109-1 specifies that a qualified production activities deduction should be accounted for as a special deduction in accordance with SFAS 109. FSP 109-1 was effective upon issuance. We continue to evaluate the ongoing impact this deduction will have on our results of operations or financial position for subsequent years.
      In March 2005, FASB issued FASB Interpretation No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations.” FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. We do not expect adoption of FIN 47 will have a material effect on our results of operations or financial position.

      Effective September 25, 2005, we adopted Statement of Financial Accounting Standards No. 123(R) (SFAS 123(R)), “Share-Based Payment,” using the modified prospective application transition method. SFAS 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and restricted stock grants related to our incentive plans, to be based on fair values. SFAS 123(R) supersedes our previous accounting for these plans under Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees” (APB 25) for the periods beginning September 25, 2005. The adoption of SFAS 123(R) did not have a significant impact on our financial position or our results of operations. In fiscal year 2006, we expect to recognize approximately $0.3 million in additional compensation expense associated with early adoption. Financial statements for prior interim periods and fiscal years do not reflect any restated amounts as a result of this adoption in accordance with the modified prospective application transition method under SFAS 123(R).

BUSINESS
Overview
      We are one of the largest vertically integrated providers of pork products in the United States, producing consistent, high-quality pork products for the retail, wholesale, foodservice, further processor and export markets. We have become a recognized leader in the pork industry through our vertically integrated business model that combines modern, efficient production and processing facilities, sophisticated genetics, and strict control over the variables of health, diet and environment. We are the sixth largest pork processor in the United States, with processing facilities in Missouri and North Carolina that have the capacity to process approximately 4.6 million hogs per year. Operating in concert with our processing facilities, we are the second largest owner of sows in the United States, currently producing approximately 4.5 million hogs per year in operations located on approximately 100,000 acres in Missouri, Texas and North Carolina.
      We are able to leverage our vertically integrated operations to produce premium and specialty products, which typically command higher prices. We tailor our production process to target discriminating customers willing to pay for high-quality products. We lower our production costs by controlling hog procurement and streamlining logistics, transportation and production schedules.
      For the fiscal year ended March 26, 2005, our business generated total net sales of approximately $927.6 million and net income of approximately $67.7 million. For the 39 weeks ended December 24, 2005, our business generated total net sales of approximately $701.4 million and net income of approximately $41.4 million. Net income for this 39-week period reflects a pre-tax charge of approximately $21.7 million, or after-tax charge of $13.6 million, relating to a debt tender premium and a corresponding write-off of unamortized deferred financing costs relating to the repurchase of $173.0 million of our 9 1/4 % senior notes due 2011. We expect that pork prices and lean hog prices will be lower in fiscal year 2007 than the levels experienced in fiscal years 2005 and 2006. Consequently, we believe that our net sales and net income for fiscal year 2007 will be substantially lower than in fiscal years 2005 and 2006.
Industry Overview
      Pork products are the largest source of meat protein in the world and the third largest source in the United States. According to the USDA, pork processors in the United States processed approximately 103.6 million hogs in 2005, representing approximately 20.7 billion pounds of pork. US exports of pork products have grown substantially in recent years. From 1996 through 2005, exports increased at an 11% compound annual growth rate, with total exports increasing from 1.0 billion pounds to 2.6 billion pounds. The USDA estimates that pork exports increased by 21% in 2005. This increase was primarily as a result of increased levels of foreign demand due to a ban by certain foreign countries on the import of U.S. beef related to BSE, the outbreak of avian influenza affecting the poultry industry, favorable exchange rates and the continuing development of export markets for U.S. pork. Countries showing substantial increases include Mexico, China, Russia and Taiwan.
      Historically, the United States pork industry has been highly cyclical in nature due to the natural inverse relationship of prices and production and the tendency of independent hog producers to increase production levels in response to higher hog prices. A typical cycle begins with higher hog prices, which leads to incremental production. This, in turn, leads to overproduction, which drives market prices lower. Eventually, lower market prices will generally cause production to moderate or decline which generally leads to higher market prices. Because of the length of the production cycle, there is relatively little ability of hog producers to adjust their production in the short-term, although some changes in supply may occur through net increases or decreases of pork products held in freezers.
      The prices for all of these commodities are volatile and the spreads between these prices vary substantially. High prices for hogs normally hurt the profitability of processing operations unless pork prices increase sufficiently to offset these cost increases. On the other hand, hog producers tend to record better results when prices for hogs are high, especially in relation to grain prices. Therefore, results of our processing segment in certain periods may be better or worse than results for our production segment, and vice versa.

      The following graphs set forth various hog, pork and grain price data for recent periods and illustrate the volatility in market prices.
Pork Production, Hog Prices and Pork Prices

(1)	Based on USDA statistics published by Informa Economics.

(2)	Average annual price based on the market price of lean hogs, as published by the Chicago Mercantile Exchange.

(3)	Average annual price based on the 185# cutout pricing method, a standard measure for determining current market prices of pork primal cuts that is published by the USDA.
      The costs of pork processors are highly dependent on the cost of hogs, and net sales are determined in large part by the prices they receive for pork products. Conversely, net sales from hog production are highly dependent on the prices the producer receives for hogs while the cost of goods sold is determined in large part by the cost of feed. High feed prices can negatively impact production results since these increases can raise the costs to the producer. The graphs below demonstrate how prices for corn and soybean meal, which are the primary components of our feed costs, have fluctuated over the last 10 years ended December 31, 2005.

Corn $/Bushel

(1)	Average annual price, based on the monthly average of daily close prices of the Nearby Corn Futures quoted by the Chicago Board of Trade.
Soybean Meal $/Ton

(1)	Average annual price, based on the monthly average of daily close prices of the Nearby Soybean Futures quoted by the Chicago Board of Trade.

     Historically, the United States pork industry has been divided into two segments: pork processing and hog production. As a vertically integrated supplier of pork products, we operate in both industry segments.

Pork Processing
      The U.S. pork processing industry is highly concentrated, with the top ten processors representing over 83% of total federally inspected industry capacity as of September 2005, and the industry is highly competitive. Although customers in the retail, wholesale, foodservice, further processor and export markets have different product specifications and service requirements, processors generally compete on the basis of the price and quality of their product. We believe that this consolidation has been driven by a number of factors, including the desire to achieve economies of scale in purchasing, processing and regulatory compliance and the increased concentration among grocery retailers and other customers.
      The processing industry is geographically concentrated in the hog producing regions of the U.S., particularly the Midwest and portions of the Southeast. Due to the substantial degree of fragmentation of the hog production industry, processing operations typically are extremely large relative to the producers that supply them. As a result, non-integrated processors must acquire each day’s supply of hogs from a large number of suppliers, many of whom use varying genetics, feeding programs and growing environments. We believe that this dichotomy between the hog requirements of processors and the fragmentation and variation of hog production makes it relatively difficult for non-integrated pork processors to produce consistent, high-quality products.

Hog Production
      The hog production industry, although consolidating, remains substantially fragmented and can be characterized by large variations in costs of production and quality of hogs produced. As a result, a large portion of the industry is generally characterized by fewer hogs per sow per year, higher feed-to-gain conversion ratios, higher costs of production, lower quality and less consistent hogs brought to market. Breeding and farrowing are more efficient in the Spring and Fall, resulting in fluctuating seasonal production and prices.
      According to the USDA, the number of U.S. hog producers has declined by more than 85% over the last 20 years while the average size of production facilities has increased dramatically. Today, hog operations with more than 5,000 head in inventory produce over 50% of the hogs in the U.S. We believe that as the hog production industry moves to more sophisticated production techniques, the pressures on marginal producers will intensify. In the last several years, a number of operations have emerged which are based on large-scale, scientific and management-intensive production of hogs. These operations have grown rapidly. We expect that the hog production industry will see continued consolidation and integration in the future. We believe that this consolidation is being driven by a number of factors, including (1) the substantial investments in equipment, improved breeding herds and process improvements required to achieve economies of scale, meet customers’ demand for product quality and consistency and comply with animal welfare and environmental regulation, and (2) the increasing concentration among processors.
Competitive Strengths
      We believe the following competitive strengths position us to enhance our growth and profitability:

•	Vertically Integrated, Efficient Operations. We believe that we are one of the most vertically integrated pork processors in the United States, owning and operating each of the key steps of production. In fiscal 2005, 99% of the hogs used by our Milan, Missouri processing plant were sourced from our Missouri hog production operation. During the same period, approximately 75% of hogs used by our Clinton, North Carolina processing plant were supplied by our owned and contracted North Carolina hog production operations, with the remainder supplied through long-term contracts with independent producers. Vertical integration gives us strict control over our process, from a hog’s initial genetic makeup to the pork product ultimately produced and shipped. This process allows us to produce high-quality pork and pork products efficiently by combining cost-effective, high-volume hog production in close proximity to modern and technically advanced pork processing facilities. We believe this vertical integration gives us powerful competitive advantages as compared to non- integrated competitors, such as:

–	A dependable supply of high-quality hogs that lead to high meat quality, processing efficiencies and improved sales margins;

–	Streamlined logistics, feed manufacturing, transportation and production schedules; and

–	Control over key factors (genetics, nutrition and environment) that affect cost of hogs and meat quality, enabling us to market the value, safety, traceability, and quality of our products to our customers.

•	Strong Market Position with Strategically Located, Efficient Operations. We are the sixth largest pork processor in the United States and the second largest hog producer in the United States. Our large-scale integrated operations, geographic diversification and strong market position allow us to serve a broad range of customers, while maintaining economies of scale in production and marketing. We are also one of the few pork national processors with an East Coast processing plant and distribution center. Coupled with our Midwest plant location, we are able to provide cost-effective overnight delivery of fresh pork to many of the most populous regions in the United States. Our hog production operations incorporate advanced breeding, farrowing and finishing methods. We believe our processing plants are two of the most modern and technically advanced facilities of their kind in the United States.

•	Premium Product Offerings Focused on Discriminating Customers. By leveraging our modern, efficient processing operations and our high-quality production capabilities, we are able to produce products for discriminating customers who demand and expect high-quality pork on a consistent basis. In the retail sector we target high-end independent grocers rather than large national supermarket chains. Our premium products enable these retail customers to differentiate their product offerings from those generally available in large supermarkets. Our premium retail and export products include “All Natural Fresh Pork,” KenKo-Ton “healthy pork” for the Japanese market and “Natural Excellence” antibiotic-free pork. Also, our integrated business model allows us to target specific product characteristics required by specialty branded processed-meat customers. PSF pork was awarded the Best Taste Award by the American Culinary Institute (“ACI”) in 2004 and the Gold Medal Taste Award from the American Tasting Institute (“ATI”) in 2002. Judged by a panel of professional chefs, our products were recognized for the best tasting, highest quality food and culinary product by ACI, and for appearance, freshness and taste by ATI, with taste being the most important attribute.

•	Process Verified Certification. We believe we were the first pork company to receive “Process Verified” certification from the USDA for our entire production and processing supply chain. The Process Verified certification program is modeled after ISO-9000 quality management and quality assurance standards. Process Verified certification helps ensure our customers that food safety, meat quality, traceability, animal handling and environmental management standards, among other standards, have been met and benchmarked for continual improvement. Our marketing strategy capitalizes on these attributes and the consistency and quality of the pork we produce.

•	Experienced Management Team. Our senior management has an average of 20 years of industry experience. We believe we have one of the most experienced management teams in the pork industry in operating fully-integrated systems with an average of 24 years of industry experience in production, 32 years in processing, 17 years in technical and food safety and 20 years in sales. Our experienced and motivated management team is focused on expanding our position as one of the premier producer/processors of high-quality pork and pork products.

Business Strategy
      We are pursuing a strategy designed to increase our sales margins and returns on invested capital. Key elements of our strategy include:

•	Focus on High Quality and Value-Added Products. We are seeking to move more of our products up the value-added chain to improve sales margins, develop a stronger brand, enhance relationships with key customers and drive new product development. We intend to continue to focus on producing high- quality and value-added products, such as boneless products, marinated pork, moisture-enhanced pork, sliced bacon, microwave cooked bacon, smoked hams, sausage and other processed meats. We plan to continue our focus on marketing these products to discriminating customers in the retail, wholesale, foodservice, further processor and export markets in order to further differentiate our products from those of our more commodity-oriented competitors.

•	Expand Processing Capacity. We continue to seek additional expansion opportunities with the potential to generate attractive returns on investment. As an example, through modernization and efficiency efforts in fiscal year 2003, we completed expansion of processing capacity at our North Carolina processing plant from 6,500 hogs per day to up to approximately 10,000 hogs per day on a single shift. At this North Carolina facility, we are now evaluating the further expansion of our value-added processing capacity. Our board of directors has approved the expansion of our Milan, Missouri hog processing plant. We expect those improvements will increase processing levels at this facility to a capacity of 10,000 hogs per day versus the current capacity of 7,400 hogs per day. This expansion project currently is scheduled for completion in the Spring of 2007.

•	Continue Expansion into International Markets. We believe that international markets offer significant growth opportunities and we intend to continue our efforts to develop sales outside the United States. Over the past ten years, we have expanded our efforts to increase export sales. Sales to Japan, Mexico, Canada and other export markets accounted for 10% of our net sales for the fiscal year ended March 26, 2005 and 13% of our net sales for the 39 weeks ended December 24, 2005. We believe that our presence in these markets allows us to achieve higher prices for certain pork products than could be obtained domestically. In particular, we intend to increase our export volumes to Japan using available capacity at our North Carolina plant, as the Japanese market ascribes significant value to premium, process-controlled, traceable products. We also intend to actively expand sales in other Asian and Latin American markets, as well as other international regions.

•	Pursue Strategic Acquisition, Disposition and Partnership Opportunities. As a key part of our growth strategy, we evaluate on an ongoing basis potential industry-related acquisitions, dispositions and joint ventures. We continue to evaluate those opportunities that fit strategically with our objective of producing more processed meats and other high quality, value-added products.

•	Further Improve Cost Structure. We strive to produce high-quality pork products at a low cost by combining modern and efficient pork processing with efficient, high volume hog production. We continually measure our processing and production activities in an effort to improve our processing yields, develop new value-added products, lower our costs and increase our hog production efficiencies.
Our History
      Our hog production business was originally founded in 1988. In 1994, we completed construction of our Missouri processing plant. Due primarily to start-up costs at the Missouri farms and plant, combined with a decline in hog prices at the same time feed prices increased, our predecessor filed for bankruptcy reorganization under Chapter 11 on July 2, 1996. In September 1996, the reorganization became effective and our business emerged from Chapter 11.
      Since emerging from bankruptcy, we have expanded our business in two significant ways. On May 13, 1998, we expanded our Missouri operations in a series of transactions with ContiGroup. In these transactions, ContiGroup purchased a 51.0% ownership interest in our outstanding common stock for $182.3 million. In exchange, we purchased the North Missouri farms hog production operations then owned by ContiGroup for $75.0 million. These transactions allowed us to operate the Milan, Missouri plant at full capacity.
      In fiscal year 2001, we expanded our operations through two acquisitions in North Carolina. On August 25, 2000, we acquired The Lundy Packing Company and its subsidiaries, which consisted of hog production and pork processing operations. On September 22, 2000, we acquired Premium Standard Farms of North Carolina from ContiGroup. In the latter transaction, ContiGroup received cash and additional shares of our common stock, bringing its overall ownership at that time to 53.1% of our outstanding common stock. At March 25, 2006, ContiGroup owned 52% of our outstanding common stock.
Products, Marketing and Customers
      We market our pork products to retail, wholesale, foodservice and further processor customers in the U.S. and abroad. We focus on discriminating customers in these markets. We primarily market our products as chilled and frozen pork, sold to:

•	Retailers, retail distributors and wholesalers (accounting for 46% of our total processing sales in fiscal year 2005 and 44% of our total processing sales in the 39 weeks ended December 24, 2005) primarily in the form of chilled, vacuum-packaged loins, tenderloins, hams, picnics, butts, ribs, marinated, case-ready, bacon, smoked hams and sausage;

•	Foodservice customers (accounting for 3% of our total processing sales in fiscal year 2005 and 4% of our total processing sales in the 39 weeks ended December 24, 2005) primarily in the form of chilled and frozen boxed bone-in and boneless loins, ribs, picnics, butts and further processed smoked meats;

•	Further processors (accounting for 40% of our total processing sales in fiscal year 2005 and 36% of our total processing sales in the 39 weeks ended December 24, 2005) primarily in the form of chilled bulk bone-in and boneless hams, bellies, trimmings, picnics and butts, variety meats and other products which are used by these customers to make processed pork products; and

•	Export customers (accounting for 11% of our total processing sales in fiscal year 2005 and 16% of our total processing sales in the 39 weeks ended December 24, 2005) primarily in the form of chilled boneless loins, tenderloins, boneless picnics, fresh bone-in hams, frozen boneless hams, bellies, as well as frozen ground pork and variety meats.
      We are increasingly emphasizing value-added products, such as boneless products, marinated pork, moisture-enhanced pork, sliced bacon, microwave cooked bacon, smoked hams, sausage and other processed meats. Our vertical integration and control also allows us to produce specialty products. These include our “All Natural Fresh Pork,” KenKo-Ton “healthy pork” for the Japanese market and “Natural Excellence” antibiotic-free pork.
      Our North Carolina plant includes further-processing facilities that produce smoked hams, sliced and microwave cooked bacon, and sausage. We continue to focus on increasing our activities in the processed meat area.
      Our marketing strategy seeks to capitalize on the quality of the pork derived from our controlled supply of high-quality consistent hogs and modern processing operations allowing us to sell fresh and processed pork at prices that reflect a premium to those received by competitors selling lower quality products. Our pork processing facilities have been designed to enhance the realization of this quality by converting standard pork cuts to value-added products through boning, trimming and other further processing. Furthermore, we target specialty, export and ethnic markets, in which there is a higher demand for certain pork products. In order to capitalize on a differentiated product, we have been certified to use the USDA Process Verified seal in connection with our Missouri and North Carolina processing operations.
      We sell to domestic customers directly and through regional distributors. In marketing to the retail channel, we target independent regional supermarkets seeking to differentiate themselves with “meat-case destination” premium quality pork. Our target market for further processors includes companies with established food brands that demand consistent, high quality, differentiated product.

      We are increasingly targeting foodservice customers that demand consistent, high-quality product and are attracted to the traceability, food safety and animal welfare associated with the “Process Verified” certification of our product. We believe that the foodservice industry represents a growth opportunity for us.
      Our international marketing efforts are directed toward a number of countries, but are predominantly focused on Japan, which ascribes significant value to our premium, process-controlled products. In our fiscal year 2005, our sales to Japanese customers represented about 6% of our total sales. Sales to international markets, especially Mexico and Canada, when combined with sales to Japan, accounted for approximately 10% of our total sales in our fiscal year 2005. International sales are made both through distributors and directly to customers. Most of our Japanese exports are sold through a relationship with a Japanese trading partner, to whom we sell exclusively certain chilled pork products produced at our Milan, Missouri plant that are destined for the Japanese market. The contract with this trading partner comes up for renewal in March 2008.
      Though our sales and marketing efforts are primarily focused on sales of pork products, we also sell excess hogs from our production facilities to other pork processors. In this respect, we have contracts with two major pork processors, who purchase substantially all of the hogs produced at our Texas facilities. These contracts are scheduled to terminate in 2007 and 2008.
      The remainder of our excess hog production is sold in privately negotiated transactions. Finally, both of our facilities sell by-products primarily to the feed processing and pet food industries.
Processing and Production Operations

Overview
      Our processing and production operations are organized as three separate pods located in Missouri, Texas and North Carolina. Our Missouri and North Carolina pods each combine processing plants and hog production facilities. Our Texas pod has only hog production operations. The geographic separation of our pods enhances biosecurity and puts us closer to our customers and feed grain suppliers, allowing us to minimize shipping costs. Shipping, via truck, is important in a number of aspects of hog production, particularly the delivery of feed to hog production units, the shipment of feeder pigs to finishing units, and the shipment of finished hogs to processing plants. We utilize our own truck fleet and related transportation facilities for hauling feed and hogs, which allows us to reduce the risk of disease and enhances the scheduling and process coordination that our integrated approach provides. Please read Note 11 to our audited consolidated financial statements included elsewhere in this prospectus for financial information relating to our operating segments.

Pork Processing
      We maintain pork processing facilities in Missouri and North Carolina. In fiscal year 2005, 99% of the hogs processed by our Missouri processing plant came from our Missouri hog production operations. We expect to increase the hogs purchased from others in Missouri after the expansion of our Missouri processing plant. During fiscal year 2005, approximately 75% of hogs used by our North Carolina processing plant were supplied by our North Carolina hog production operations, with the remaining 25% supplied through contracts with independent producers, which produce hogs in accordance with our genetic, feed and other production specifications. To help ensure the safety and quality of our products, we use the USDA’s Hazard Analysis of Critical Control Points methodology to identify food safety hazards in our operations. This approach uses a team of technically trained individuals who are familiar with the processes to be evaluated. Each separate point in the process is identified and any hazards associated with them are assessed. Methods for monitoring the quality and safety of products as they move through these points are then developed and implemented.
      The quality management points listed below provide the basis for our Process Verified program. In December of 1998, we believe we became the first company in the pork industry to receive approval for this program from the USDA-Agricultural Marketing Service. This approval gave accreditation to the first Process Verified program which extends from live animal production through processing. While other pork companies have since received approval of their own Process Verified programs, we believe ours is the most comprehensive, encompassing live animal production through processing.
      The Process Verified program is modeled after ISO-9000 requirements that are adapted for the livestock industry, and is administered by the USDA Agricultural Marketing Service, Livestock and Seed Division. We have designated six process points throughout our process to represent our program. These quality management points are summarized as follows:

•	Every order is traceable to source farms;

•	Every phase of production is managed using a food safety based control system;

•	Production and processing systems are designed to continuously assess the effect of farm and plant processes on meat quality traits, including extensive genetic research;

•	Personnel are trained to handle livestock according to proper animal handling guidelines;

•	We are committed to environmental stewardship with the goal to protect the quality of the environment by evaluating and improving the waste management systems; and

•	All antibiotic free products are derived from market animals that have never received antibiotics through feed, water, or via injection.
      Our automated processing operations have been designed to achieve the benefits of vertical integration that are not available to non-integrated hog producing or pork processing competitors. Some of these benefits are as follows:

•	We streamline logistics, transportation and production schedules to enhance asset utilization and reduce our cost structure because of the proximity of our processing facilities to our production operations;

•	We improve the realizable value of our hogs through our control over the key factors (genetics, nutrition and environment) that affect leanness and meat quality; and

•	We believe we provide a higher level of quality and safety assurance to our customers because of our control of both production and processing.
      We believe that by controlling our own high quality, consistent hog supply, we can be among the more efficient processors in the industry and produce a consistent high-quality product whose value will be recognized in the market.
      The design of our Missouri and North Carolina processing facilities reflect four key objectives:

•	Modern equipment and proven technology have been used to build two of the most modern and technically advanced facilities in the industry;

•	The facilities are designed to emphasize worker safety to help ensure compliance with all regulations and to reduce worker injury and turnover;

•	The facilities are designed to enhance animal welfare and produce a product that is appealing to further processors and consumers (employing identification and tracking technology to help ensure quality control for the final pork product); and

•	The facilities are designed to reduce waste products and emissions and dispose of waste in accordance with applicable environmental standards.

Hog Production
      Our sow production facilities house herds generally ranging from 1,100 to 3,300 sows per unit. On average, a staff of five people is required for 1,100 sows. A typical sow production unit consists of four connected buildings, each with a specialized function—breeding, gestation, farrowing and nursery.

      The production process begins in the breeding barn, where sows are artificially inseminated. Artificial insemination maximizes breeding efficiency and productivity and allows us to utilize genetic stock that maximizes our overall productivity and quality. After four weeks, conception is verified using ultrasound technology. From the breeding barn, sows are moved to the gestation barn where they are vaccinated and placed on a special diet. The gestation period is approximately 114 days. During this period, the sows receive a specialized diet and careful attention to health and disease control in order to improve the size and health of their litters. In our gestation buildings, sows are carefully monitored and individually fed according to body weight. A few days prior to delivery, sows are moved to the farrowing barn where they give birth to an average litter of approximately 10 offspring. Sows nurse their offspring for three weeks before they are returned to the breeding barn. At approximately 12 to 15 pounds, the offspring are moved to the nursery for a six-to-seven week period. This step requires high levels of nutrition, environmental control and minimization of disease and health risks. An increasing portion of our operations use the wean-to-finish production method where nursery pigs are transported directly to modified grow/finish sites, skipping the traditional time spent in a nursery.
      In the next phase of production, offspring are transferred from the nursery in our sanitized trailers to our grow/finish complexes or contract growers for growth from approximately 50 pounds to a target market weight of 260 pounds. Our grow/finish complexes are comprised of temperature-controlled barns, each housing generally 950 to 1,200 hogs. A manager in charge of the complex is responsible for monitoring hog welfare and health, as well as equipment. Efficiency in finishing operations is affected by the health and environment of the hogs and the formulation of the feed. These factors, as well as the genetics of the hog, can have a substantial impact on the feed-to-gain conversion ratio (the pounds of feed required to add a pound of weight) and the average daily gain. Specialized crews support the complex managers by assisting with loading and unloading hogs, health care, and sanitation. Hogs generally remain at the grow/finish complexes for approximately 17 weeks, gaining an average of approximately 1.7 pounds per day, until they reach market weight and are transported to a processing facility.
      Because diet is a critical factor in the efficient production of hogs and affects the quality of the final products, we have established five of our own feed mills. We can typically access feed grains on a cost-effective basis and manufacture and deliver feed to our facilities at a lower cost than we can buy it from commercial feed mills. In North Carolina, where we rely to some extent on commercial feed mills, we have established cost-effective toll milling arrangements with select mills. Due to excess milling capacity in North Carolina, we are generally able to purchase feed from these vendors on terms that help us remain a low cost producer. Our Missouri production facilities generally have our lowest feed costs because they are located close to the larger grain producing areas. Our feed costs are relatively higher in our North Carolina and Texas facilities due to higher transportation costs. Our feed mills and toll milling arrangements allow us to optimize production of our customized diets to a greater degree than would typical arrangements with third-party feed mills, which operate on a cost plus basis and provide feeds for many types of customers and animals. We achieve this through “least cost” formulations based on available feed ingredients. For example, while corn is the primary ingredient in hog feed, a large number of other grains, proteins, fats and supplements may be added, and the content and mix of feed ingredients can be managed to improve nutrition, feed-to-gain ratios and meat quality. The combined annual capacity of our five company-owned feed mills is approximately 1.4 million tons. These mills provided approximately 73% of the total feed/components used in our production operations (measured in tons) during our fiscal year 2005.

Biosecurity
      We seek to reduce the risk of disease transmission through a number of methods, including geographic separation of, and restricted access to, production facilities, strict sanitation procedures (including thermal sanitation of livestock trailers), high health genetic stock and constant monitoring and response. All units are restricted access, “shower in/shower out” facilities. If it is necessary for a manager or worker to enter a unit other than their designated unit, a mandatory 24 to 96-hour waiting period is required. Feed purity and truck cleanliness are continually inspected and monitored. Operating procedures within the facilities are designed to stop the spread and lessen the viability of infection agents during all phases of the production process.

      We also attempt to control the risk of disease through the selection of high-health breeding stock. When disease is found, treatment is implemented to lessen its impact on performance and to prevent its spread to other facilities.

Missouri
      Our Missouri pod has both processing and production operations. The Missouri processing facility is located at Milan, Missouri and employed approximately 1,000 people as of March 25, 2006, with the capacity to process 7,400 hogs daily (on an eight hour shift) or about 2.0 million hogs per year. To help ensure the safety and quality of our products, the processing facility incorporates several innovative systems, including a new dual carbon dioxide anesthetizing system, which we believe provides improved animal handling and enhanced meat quality.
      We are in the process of making improvements to increase the daily capacity of the facility to process approximately 10,000 hogs daily. This expansion project currently is scheduled for completion in the Spring of 2007. We believe that the additional hogs required for this expansion can be sourced from existing independent hog producers, who would adopt our Process Verified requirements.
      The Missouri production operation, based at Princeton, employed approximately 1,200 people as of March 25, 2006. A 116,000-sow herd produces approximately 2.1 million hogs per year. Eighty-two sow units, five nursery units and ninety-one finishing units are located on farms in five counties in Northwest Missouri. We also have grower relationships with ContiGroup and other independent growers who raise our livestock under long-term contracts that require them to follow our Process Verified requirements. See “Certain Relationships and Related Transactions.”

North Carolina
      Our North Carolina pod has both processing and production operations. The North Carolina processing facility is located at Clinton and employed approximately 1,400 people at March 25, 2006, processing up to approximately 10,000 hogs daily, depending on seasonality, or up to 2.6 million hogs per year. In fiscal year 2003, we completed a major renovation which increased processing capacity and included the installation of a new dual carbon dioxide anesthetizing system. As a result, we believe the plant is one of the most advanced facilities of its kind in the United States.
      The North Carolina production operation, based at Clinton, employed approximately 300 people as of March 25, 2006. A 76,000-sow herd as of March 25, 2006 produces approximately 1.4 million hogs per year. Contractual arrangements for purchasing weaned pigs produce an additional 500,000 hogs per year. There are nine sow units, three nursery units and four finishing units located on farms we own in various counties throughout the state. Most of the production operations in North Carolina are conducted on farms that are not owned by us. Instead, we have long-term contract grower agreements with local farmers who provide the land, buildings and labor needed. These grower arrangements are managed by our hog production field supervisors. The hogs are owned by us, are raised according to our specifications using our genetics, feed and supplies, and are delivered to our North Carolina processing facility. Since these arrangements allow us to control the process, from a hog’s initial genetic makeup to the pork product ultimately produced, we consider them to be a part of our integrated operations notwithstanding the fact that we do not own the farms.
      In addition to the production operations discussed above, we purchase approximately 500,000 hogs annually for our North Carolina processing operations that are not supplied by our production operations. These hogs are obtained pursuant to long-term supply arrangements with a limited number of external hog suppliers who have agreed to follow our Process Verified requirements.

Texas
      Our Texas pod has only production operations. These operations are headquartered at Dalhart, Texas and employed approximately 300 people as of March 25, 2006. A 34,000-sow herd is designed to produce approximately 600,000 hogs per year. Twenty-three sow units, six nursery units and eight finishing units are located on farms in Dallam and Hartley counties. Substantially all the hogs produced are sold under two contracts with major processors.
      In fiscal year 2003, we completed the addition of a new 10,000 sow and wean-to-finish operation at our Texas facilities. Our Texas production facilities are located on approximately 53,000 acres with adequate space and all environmental and land use permits required for further expansion.
      We have been experiencing health issues in our Texas hog production operations in recent periods due to PRRS, which is common in swine herds in the United States. PRRS has had a negative effect on reproduction and general herd health in these operations, which has decreased production volume and increased costs. We are currently operating a health-improvement program intended to stabilize the impact of PRRS in the system. There can be no assurance these measures will be successful. See “Risk Factors—Outbreaks of disease can adversely affect our revenues and operating margins and the recent results of our Texas facility have been adversely affected by Porcine Reproductive Respiratory Syndrome.”
Research and Development
      We use an applied research strategy designed to allow rapid and early implementation of technologies in production, nutrition and processing. This effort is driven by our technical team, some of whom have advanced degrees in nutrition, veterinary science, meat science, health assurance and animal welfare. This team also uses an extensive network of outside scientists and other contacts to enable us to access the latest technology.
      We continually seek to improve the genetics of our production herds and to produce hogs that are the highest quality commercially available. Our female and male breeding stock are purchased from several of the world’s leading hog genetics suppliers, which employ extensive research efforts in molecular genetics, biosecurity, food safety and meat quality to help ensure strong genetic lineage.
      We routinely evaluate alternate genotypes to validate and compare them to existing products. In addition, we conduct intense research trials to further develop existing genotypes to meet economic and customer demands for composition and quality. These arrangements enhance the quality of our genetics and diversify our genetic sources. We also incorporate careful computer-based monitoring of the breeding performance of all our breedstock to improve breeding patterns and remove sub-optimal parents from the herd.
      We have a proprietary sire line genetics improvement program with Sygen (PIC), the largest hog genetics firm. This program focuses on quality characteristics of the meat and improved performance traits.
      We also have been a leader in the implementation of new technologies at our processing facilities. For example, we believe we were the first U.S. company to introduce the use of European-designed carbon dioxide anesthesia systems in pork processing to reduce livestock stress and increase meat quality and yields. Today, both of our processing facilities employ this technology. Specially designed trucks and holding areas also enhance the welfare and handling of our hogs. In addition, we use rapid chilling technologies to improve product quality traits like color, texture and moisture retention. We continue to explore additional ways to utilize robotics and ergonomic enhancements in our processing operations.
      We are committed to install improved wastewater, air and odor technology at all of our finisher farms in northern Missouri by 2010. See “Business—Regulation.” Included in this commitment is a fertilizer plant in northern Missouri that converts waste at one of our production facilities into useable commercial grade fertilizer. We believe that this facility, which is currently in the start-up phase, will be the first plant to commercially produce an odorless, dried pellet fertilizer at a livestock production facility.
Competition
      The pork industry is highly competitive and we compete with many other pork processors and hog producers of varying sizes. Our products also compete with a large number of other protein sources, including beef, chicken, turkey and seafood. However, our principal competition comes from other large pork processors. We believe that the principal areas of competition in the pork industry are price, quality, product distribution and brand loyalty. We believe that we are the sixth largest hog processor in the United States with a number of competitors, including Smithfield Foods (the largest pork processor) being substantially larger than we are. We believe that we are the second largest producer of hogs in the United States, but are substantially smaller than the leader, Smithfield Foods. Some of our competitors are larger than us, have greater financial and other resources and enjoy wider recognition for their branded products.
Intellectual Property
      We hold several trademark and other intellectual property rights. For example, we have registered the trademarks “Premium Farms,” “Natural Excellence,” “Premium Standard Farms,” “Premium Standard Certified,” “Fresh from the Farm Taste,” “Carolinian,” “Lundy’s,” “Tomahawk Farms,” “Fresh & Tender” and “Gold Banner” with the United States Patent and Trademark Office. We have also registered “Premium Standard Farms” in some of the foreign countries to which we sell our products. In addition to trademark registrations, we attempt to protect our unregistered marks under common law trademark laws and other proprietary information under trade secret laws, employee and third-party non-disclosure agreements and other laws and methods of protection.
Employees
      We had approximately 4,300 employees as of March 25, 2006, of which approximately 2,400 were in processing, approximately 1,600 were in production and approximately 300 were in administration. None of our employees are subject to collective bargaining arrangements, although there can be no assurance that employees will not enter into such agreements in the future. We generally consider our employee relations to be good.
Regulation
     Environmental, Health and Safety
      Our operations are subject to federal, state, and local environmental, health, and safety laws and regulations, including those governing air emissions and wastewater discharges and, in some jurisdictions, odor. Among other things, these laws and regulations impose standards and limitations on our waste treatment lagoons, water treatment facilities and new construction projects and regulate the management of animal waste from our hog production facilities. We also have been and are subject to lawsuits from neighboring property owners in Missouri based on the law of nuisance.
      We are committed to promoting environmental stewardship, and we strive to comply with environmental, health and safety requirements and to improve our environmental performance on a continuing basis. We cannot assure you, however, that we will at all times operate in compliance with environmental requirements, and if we fail to comply with such requirements, we could incur material penalties, fines and damages, and negative publicity.
      Environmental, health, and safety laws and regulations are subject to amendment, to the imposition of new or additional requirements and to changing interpretations by governmental agencies or courts. In particular, environmental laws and regulations may become more stringent for our industry. Additionally, various citizen and advocacy groups have been advocating changes in animal handling and environmental practices in the industry. Although we believe we are a leader in installing advanced environmental controls, more stringent requirements could result in changes in industry practices that could increase our costs and reduce margins.
      In 2003, the EPA issued Effluent Limitation Guidelines for Concentrated Animal Feeding Operations. These regulations require animal feeding operations to obtain wastewater permits and implement nutrient management plans. A U.S. Court of Appeals recently invalidated certain provisions of these regulations. In any event, our facilities and related operating procedures already comply with or exceed most of these requirements, and we do not anticipate any material costs in complying with these rules.
      The State of Missouri promulgated a rule that came into effect on January 1, 2002 to regulate odor emissions from large animal feeding operations such as ours. This rule required us to develop plans to reduce odor emissions and to submit such plans to state authorities, which we have done. This rule also required us to make certain changes to reduce odors at the property line to certain established levels. The Company does not anticipate material costs to comply with the rule as promulgated.

Environmental Consent Decrees and Agreements
      In order to settle enforcement actions and citizen suits, and to ensure that we, the regulatory agencies, and independent experts all agree that we are implementing appropriate advanced technology, we have entered into consent decrees with the State of Missouri, and with the federal government and a citizens group, and signed a voluntary agreement with the State of North Carolina. The decrees have generally required that we pay penalties to settle past alleged regulatory violations, and the decrees and the voluntary agreement require that we research, develop, and implement new technologies for environmental controls at our Missouri and North Carolina operations.
      In 1999, we entered into a consent decree to settle a suit filed by the State of Missouri. The settlement required us to invest $25 million in capital expenditures on what was characterized in the decree as “Next Generation Technology” for researching, installing and operating improved technology to control wastewater, air and odor emissions from our Missouri farms. Our proposed technologies were to be approved by a panel of independent university experts and were to be completed by 2004. In 2002, the State of Missouri filed a suit against us for alleged new violations of air and water regulations. We settled that matter by entering into a second consent decree in 2004. The 2004 consent decree required us to pay a civil penalty of $333,000. It also modified the 1999 consent decree by (i) removing the $25 million spending requirement, instead specifying that Next Generation Technology be installed on the 11 largest farms and (ii) extending the schedule to implement Next Generation Technology from 2004 until 2010, in each case to ensure that the technology we install will be effective in reducing impacts to the environment. As a result of the 2004 consent decree, we now estimate that we will invest approximately $33 million in Next Generation Technology by the 2010 deadline, of which $11.6 million has been spent as of December 24, 2005. Included in this commitment is the fertilizer plant in northern Missouri that converts solid waste into commercial grade fertilizer. This plant is currently in the start-up phase. Through December 24, 2005, we spent $9.7 million on the construction of the plant.
      In 2001, we entered into a consent decree with a citizens group and the United States to resolve alleged violations of the Clean Air Act, Clean Water Act and the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”). This consent decree was built upon the 1999 consent decree with the State of Missouri referenced above and requires that the Next Generation Technology we employ meet certain performance standards, such as a 50 percent reduction in nitrogen concentration of the effluent applied to area fields over a prescribed time period. We paid a civil penalty in the amount of $350,000 in connection with this settlement.
      In 2000, we voluntarily entered into an agreement with the Attorney General of North Carolina. Under this agreement, we committed to implement “Environmentally Superior Technologies” for the management of swine waste at our company-owned farms after an independent panel determined that such technologies are both effective and economically feasible to construct and operate. Environmentally Superior Technologies are generally identified as waste treatment technologies that meet certain performance standards with respect to release of materials into the environment. We also paid $2.5 million to a fund for the development of such technologies, for environmental enhancement activities and for the defrayal of costs incurred by the state related thereto. We have met all of our commitments to date under this agreement and continue to work closely with the state’s designated representative at North Carolina State University in the development of Environmentally Superior Technologies.
      On January 21, 2005, the EPA announced the opportunity for animal feeding operations to enter into an agreement regarding air emissions from animal feeding operations. The agreement is known as the “Air Quality Compliance Agreement.” The purpose of the agreement is to allow EPA to monitor the operations and gather data for future regulations. Participating parties would pay a civil penalty. In exchange for this, the parties will receive a limited conditional release and covenant not to sue for any past violations and future violations of applicable environmental air emission laws until such time as EPA establishes emission methodologies enabling Animal Feeding Operations (“AFOs”) to certify compliance. Our Texas farms and company-owned farms in North Carolina have been enrolled in this program. Our Missouri operations are not eligible because they are subject to the consent decrees described above. As proposed by EPA, the amount of the civil penalty that would be assessed in order for our North Carolina and Texas operations to participate would not be expected to exceed $100,000. We do not anticipate that the penalty and required compliance actions will have a material adverse effect on us.

Environmental Capital Expenditures
      We have incurred, and will continue to incur, significant capital and operating expenditures to comply with environmental requirements and our obligations under the consent decrees. We spent approximately $3.9 million in fiscal year 2006, and expect to spend roughly $4.0 million in each of fiscal years 2007 and 2008. The fiscal year 2005 and fiscal year 2006 expenditures were primarily for the construction of Next Generation Technology in the form of a fertilizer plant in northern Missouri that will convert hog waste into commercial grade fertilizer. Our contemplated fiscal year 2007 and fiscal year 2008 expenditures relate primarily for Next Generation upgrades at certain additional farm locations.

North Carolina Moratorium
      In 1997, North Carolina enacted a moratorium on the construction of farms with more than 250 hogs or the expansion of existing large farms in North Carolina. In 2003, the moratorium was extended until 2007. North Carolina is concerned about the use of waste treatment lagoons and spray fields for the disposal of swine waste, especially in areas of that state that are prone to flooding or hurricanes. It is anticipated that this moratorium will be extended until more effective technologies are developed to protect the environment. Currently, we do not expect that the North Carolina moratorium will have a material adverse effect on us.

2003 BSE Case
      On December 23, 2003, a case of BSE was confirmed in a dairy cow in the State of Washington. On December 30, 2003, the USDA announced additional safeguards to further minimize the risk for human exposure to BSE in the United States. World markets reacted to this event and several countries banned the import of beef products from the United States, pending further investigation and action by the U.S. beef industry. There have been subsequent confirmations of BSE in two additional dairy cows since the USDA instituted random testing as an additional safeguard. For the most part, these bans continue today and have caused a moderation of beef prices in the U.S. since the discovery. The U.S. Congress has reacted by considering potential legislation that includes banning “downer” livestock from the food chain, re-assessing country-of-origin labeling, implementing mandatory animal identification and traceability requirements, and requiring potential changes in the current practice of feeding animal by-products. At this time, it is uncertain what impact these events may have on the pork industry.

Nuisance Lawsuits
      We are defendants in several lawsuits based on the law of nuisance in Missouri, including one class action lawsuit. We believe we have good defenses to these actions and intend to vigorously defend them. These lawsuits are described in more detail in “Business—Legal Proceedings.”

ContiGroup Indemnity
      We indemnified our majority shareholder, ContiGroup, Inc., against any liabilities, including environmental liabilities, relating to the Missouri operations at the time that ContiGroup sold its Missouri hog production facilities to PSF Group Holdings, our former parent which merged with and into us on May 2, 2005, and made its initial investment in 1998. This indemnification obligation currently extends to our obligations under the State of Missouri consent decree and the pending nuisance suits, as well as any potential future claims regarding our Missouri operations.

Other Regulatory Matters
      In February 2002, the U.S. Senate initially passed a Farm Bill that included a provision known as the “Johnson Amendment,” which would have prohibited meat packers, like us, from owning or controlling livestock intended for slaughter for more than fourteen days prior to slaughter. The U.S. House of Representatives passed a different version of the Farm Bill that did not contain any provision similar to the Johnson Amendment. A Conference Committee was convened for the Farm Bill, composed of members of both the House and the Senate. This Conference Committee rejected the Johnson Amendment and approved a uniform Farm Bill without the Johnson Amendment or any similar provision.
      If the Johnson Amendment had become law, it may have had a material adverse effect on our vertically integrated business. It may have caused us to consider a restructuring of our operations. We, along with industry groups, succeeded in educating lawmakers as to the adverse effects and unintended consequences of the Johnson Amendment, leading to its subsequent rejection by the Conference Committee. We and others in the industry will continue efforts to educate lawmakers, but the parties advocating passage of the Johnson Amendment continue to propose similar legislation. Legislation of this type recently was introduced in the U.S. Senate. If this or a provision like the Johnson Amendment becomes law, it could have a material adverse effect on us.
      The Country of Origin Labeling requirements became law pursuant to the Farm Security and Rural Investment Act of 2002, but implementation of the labeling requirements has been delayed. Due to our vertical integration, we do not anticipate any material compliance problems.
      Several states have enacted “corporate farming laws” that restrict the ability of corporations to engage in farming activities. Missouri is among these states, but Texas and North Carolina currently are not. Missouri’s corporate farming law in many cases bars corporations from owning agricultural land and engaging in farming activities. Our operations have been structured to comply with the Missouri corporate farming law and its existing exemptions. The Missouri laws, however, could be subject to challenge or amendment by Missouri governmental bodies in the future. Further, even with the exemptions, the corporate farming laws restrict our ability to expand beyond the counties in which we currently operate.
      At the time of ContiGroup’s acquisition of its interest in us in 1998, ContiGroup submitted the proposed ownership structure to the Office of the Attorney General of the State of Missouri for its review. At that time, the Office of the Attorney General indicated that it had no objection to our current structure under the corporate farming laws. There can be no assurance, however, that this position will be maintained in the future as our operations continue and develop.
      In addition to Missouri’s “corporate farming law,” Missouri law prohibits a person who is not a citizen or resident of the United States from holding a controlling interest in a business that owns land used for farming. To our knowledge, a controlling interest in us is not currently held by a foreign person or entity in violation of this law. Our amended and restated certificate of incorporation includes provisions intended to prevent foreign ownership in violation of this law. These provisions, however, may not effectively prevent a foreign person or entity from acquiring a controlling interest. See “Description of Capital Stock—Foreign Ownership Restriction.”
Properties and Facilities

Pork Processing
      We own two pork processing facilities located in Missouri and North Carolina. Combined, these two facilities have the capacity to process approximately 4.6 million hogs per year.
      The Missouri facility has a processing capacity of 7,400 hogs per day and is one of the most modern and technically advanced facilities of its kind. Substantially all of the hogs processed at this plant are produced by our Missouri hog production operation.
      In fiscal year 2003, we completed a major renovation of our North Carolina processing facility which increased its processing capacity. The facility is now capable of processing up to approximately 10,000 hogs daily, depending on seasonality and market conditions, and we believe it is now, along with our Missouri processing plant, one of the most advanced facilities of its kind in the United States. The majority of the hogs processed at the facility are provided by our North Carolina hog production operations with the remainder being sourced from outside suppliers.

Hog Production
      We have a combination of owned, contracted and leased hog production facilities which support approximately 270,000 sows and their respective offspring. As detailed below, there are three geographic areas where our hog production operations are located.
      The Missouri production operation has a 116,000-sow herd which produces approximately 2.1 million hogs per year. The production facilities are located on approximately 44,000 acres and are supported by three owned feedmills with a combined annual capacity of 840,000 tons per year. Of these 44,000 acres, approximately 6,200 acres are owned by ContiGroup but the facilities located thereon are owned by us. See “Certain Relationships and Related Transactions.”
      The Texas production operation has a 34,000-sow herd which is designed to produce approximately 600,000 hogs per year. The production facilities are located on approximately 53,000 acres and are supported by one owned feedmill with an annual capacity of 220,000 tons per year.
      The North Carolina production operation has a 76,000-sow herd which produces approximately 1.4 million hogs per year. Most of the production operations in North Carolina are conducted on farms that are not owned by us. The hogs, however, are owned by us. Our North Carolina production operations are supported by one owned feedmill with an annual capacity of 380,000 tons per year and through an arrangement with a large feedmill operator for the rest of our feed requirements.

Headquarters
      Our corporate office is located in Kansas City, Missouri, and consists of approximately 18,000 square feet of leased space. This lease has an initial term expiring in July 2013.
      Substantially all of our assets are subject to liens under our credit agreement.
Legal Proceedings
      Two suits based on the law of nuisance were filed against ContiGroup and us during the second quarter of fiscal year 2003 in the Circuit Court of Jackson County, Kansas City, Missouri (Steven Adwell, et al. vs. PSF, et al., and Michael Adwell, et al. vs. PSF, et al.). Two other suits based on the law of nuisance were filed in March of 2004 by the same attorneys (Fred Torrey, et al. vs. PSF, et al., and, Doyle Bounds, et al. vs. PSF, et al.). Two additional suits were filed in May 2004 in Daviess County Circuit Court, Gallatin, Missouri entitled Vernon Hanes et al. v. Premium Standard Farms, Inc. et al., and Steve Hanes et al. v. Premium Standard Farms, Inc., et al. The same lead lawyer that represents Hanes has filed another nuisance lawsuit in June 2005 entitled William J. Engel, III, et al. vs. PSF, et al. There are multiple plaintiffs in each suit, who claim to live near swine farms owned or under contract with us. The plaintiffs allege that odors from these farms interfered with their right to use and have quiet enjoyment of their respective properties and are seeking unspecified damages. We believe we have good defenses to these actions and intend to vigorously defend these suits.
      In May 2004, the same lead lawyer who filed the Adwell, Bounds and Torrey lawsuits filed a class action lawsuit against ContiGroup and us (Daniel Herrold, et al. and Others Similarly Situated v. ContiGroup Companies, Inc, Premium Standard Farms, Inc., and PSF Group Holdings, Inc.) in the Circuit Court of Jackson County, Kansas City, Missouri. The action seeks to create a class of plaintiffs living within 10 miles of our farms in northern Missouri, including contract grower farms, who are alleged to have suffered interference with their right to use and have quiet enjoyment of their respective properties and are seeking unspecified damages. We believe we have good defenses to this action and intend to vigorously defend this suit.
      In addition, we are involved from time to time in routine litigation incidental to our business. Although no assurance can be given as to the outcome or expense associated with any of these routine proceedings, we believe that none of the proceedings currently pending should, individually or in the aggregate, have a material adverse effect on our financial statements.

MANAGEMENT
Executive Officers and Directors
      The names, ages and positions of our executive officers and directors as of April 3, 2006, are set forth below:

Name	Age	Position(s)

John M. Meyer	43	Chief Executive Officer and Director
Robert W. Manly	53	President and Chief Operating Officer
Stephen A. Lightstone	60	Executive Vice President, Chief Financial Officer and Treasurer
Gerard J. Schulte	56	General Counsel and Secretary
Dennis D. Rippe	52	Vice President, Controller and Assistant Secretary
Calvin R. Held	50	Vice President Processing Operations
Richard L. Morris	55	Vice President Sales and Marketing
Michael J. Zimmerman	55	Chairman of the Board and Director
Vart K. Adjemian	63	Director
Paul J. Fribourg	52	Director
Ronald E. Justice	61	Director
Robert S. Kopriva	55	Director
Maurice L. McGill	69	Director
William R. Patterson	64	Director
      John M. Meyer has been a Director and our Chief Executive Officer since May 1998. Prior to May 1998, he spent 15 years with ContiGroup, most recently as Vice President and General Manager of ContiGroup’s pork division. While with ContiGroup, Mr. Meyer served in the sales, credit and financial services functions.
      Robert W. Manly has been our President since October 1996 and was made Chief Operating Officer in June 2005. From April 1986 to October 1996, Mr. Manly served as Executive Vice President of Smithfield Foods, Inc., a meat producer and processor. He also served as President and Chief Operating Officer of the Smithfield Packing Company, a subsidiary of Smithfield Foods from June 1994 to June 1995. Mr. Manly held the position of Assistant to the President of IBP, Inc., a meat producer and processor from January 1981 to April 1986.
      Stephen A. Lightstone has been our Executive Vice President, Chief Financial Officer and Treasurer since August 1998. From 1983 to 1998, Mr. Lightstone was with Payless Cashways, Inc., a building materials retailer, most recently serving as Senior Vice President, Chief Financial Officer and Treasurer.
      Gerard J. Schulte has been our General Counsel and Secretary since July 1998. Mr. Schulte has been Vice President and Assistant General Counsel of ContiGroup Companies, the majority shareholder of the Company, since February 2001, and previously served as Vice President and General Counsel of ContiIndustries, an operating group of ContiGroup Companies, since 1990.
      Dennis D. Rippe has been our Vice President, Controller and Assistant Secretary since January 1999. Prior to that date, Mr. Rippe had been our Vice President Finance and Administration-Operations (Missouri) since February 1997.
      Calvin R. Held has been our Vice President of Processing Operations since April 2004. Prior to that date, Mr. Held was the Company’s Vice President of Milan, Missouri Processing Operations from December 1994 to April 2004 and was Controller of Farm Production and the Milan, Missouri Plant from August 1992 to December 1994. From 1978 to 1992, Mr. Held was with Jimmy Dean Foods, a division of the Sara Lee Corporation, a manufacturer and marketer of consumer products.
      Richard L. Morris has been our Vice President of Sales and Marketing since November 2003. Prior to joining the Company, Mr. Morris was a consultant with Morris Group, a consulting company, from September

2002 to November 2003, and prior to that spent 22 years with Sara Lee Corporation, a manufacturer and marketer of consumer products, and affiliates from February 1980 to August 2002, most recently as Vice President of Distributor Sales-Meat and Bakery with Sara Lee Foodservice.
      Michael J. Zimmerman has been our Chairman of the Board of Directors since May 1998. Mr. Zimmerman has been Executive Vice President and Chief Financial Officer of ContiGroup Companies since 1999. From 1996 to 1999, he served as Senior Vice President—Investments and Strategy of ContiGroup Companies and President of its ContiInvestments subsidiary. Prior to joining ContiGroup in 1996, he was a Managing Director of Salomon Brothers Inc. Mr. Zimmerman is currently a director of Overseas Shipholding Group, Inc., a bulk-shipping company. He also is a director of Financial Federal, Inc., a nationwide equipment, finance and leasing company.
      Vart K. Adjemian has been a Director since September 1999. Mr. Adjemian retired from ContiGroup on April 1, 2005. From February 2001 to his retirement, Mr. Adjemian served as Executive Vice President and Chief Operating Officer of ContiGroup. From 1999 to February 2001, he served as Executive Vice President of ContiGroup and as Chief Executive Officer of the ContiIndustries, an operating group of ContiGroup. From 1998 to 1999, he was Senior Vice President of ContiGroup, and from 1996 to 1998, he was President of the Commodity Marketing Group of ContiGroup.
      Paul J. Fribourg has been a Director since May 1998. Mr. Fribourg has served as Chairman, President and Chief Executive Officer of ContiGroup since 1999. From 1997 to 1999, he served as Chairman, President and Chief Executive Officer of Continental Grain and, from 1996 to 1997, he served as Chief Operating Officer of Continental Grain. Mr. Fribourg is currently a director of Lowes Corporation, a diversified financial corporation, Vivendi Universal, a media and telecom company, and Power Corporation of Canada, a diversified management and holding company.
      Ronald E. Justice has been a Director since September 1996. Mr. Justice has been an Adjunct Professor in Business Studies at Brookhaven College since April 2001. He served as Executive Vice President of Operations of Consolidated Container Company, a producer of plastic containers for consumer products, from September 1998 to April 2000. Mr. Justice was the Senior Vice President of Operations of Scotts Co., a supplier and marketer of consumer lawn and garden care products, from July 1995 to September 1998.
      Robert S. Kopriva has been a Director since December 2005. From January 2002 until his retirement in June 2005, Mr. Kopriva was Senior Vice President of Sara Lee Corporation, a global manufacturer and marketer of brand-name products for consumers, and Chief Executive Officer of its Sara Lee Foods Division. Mr. Kopriva joined Sara Lee Corporation in 1981 and held a number of management positions with increasing responsibilities, including President and Chief Executive Officer of Sara Lee’s Jimmy Dean Foods division, President of Sara Lee Foods U.S.—Supply Chain, and President, Sara Lee Foods U.S. He was elected a Vice President of Sara Lee Corporation in 2000.
      Maurice L. McGill has been a Director since September 1996. Mr. McGill has served as the President of Wirmac Corp., a private investment company, since 1986 and as a general partner of McGill Partners, a private investment company, since 1989.
      William R. Patterson has been a Director since May 2005. Mr. Patterson is a founder and manager of Stonecreek Management, L.L.C., a private investment management firm, since August 1998. Prior to joining Stonecreek, he was Executive Vice President and Chief Financial Officer of Premium Standard Farms, Inc. Mr. Patterson is also a director of American Italian Pasta Company, a manufacturer of pasta, and Collins Industries, Inc., a manufacturer of ambulances, school buses and terminal tractors.
Our Board of Directors
      Our board of directors has the power to appoint officers. Each officer will hold office for the term determined by the board of directors and until such person’s successor is chosen and qualified or until such person’s resignation, removal or death.

      Our board currently consists of eight persons, seven of whom satisfy the independence requirements of the NASDAQ National Market. All the directors on our audit, nominating and governance and compensation committees over time are independent.
      There are no family relationships among any of our directors or executive officers.
      Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes with staggered terms. The term of office of directors assigned to Class I will expire at the annual meeting of shareholders in 2006 and at each third succeeding year thereafter. The term of office of directors assigned to Class II will expire at the annual meeting of shareholders in 2007 and at each third succeeding annual meeting thereafter. The term of office of directors assigned to Class III will expire at the annual meeting of shareholders in 2008 and at each third succeeding annual meeting thereafter. Messrs. Fribourg, Kopriva and Meyer are as Class I directors, Messrs. Zimmerman, Justice and McGill serve as Class II directors and Messrs. Adjemian and Patterson will serve as Class III directors.
      This classification of the board of directors may delay or prevent a change of control of our Company or in our management. See “Description of Capital Stock—Anti-takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Restated Bylaws.”
Committees of the Board of Directors
      Our Board of Directors has established three committees: a Compensation Committee, an Audit Committee, and a Nominations and Corporate Governance Committee. Each such committee has three or more members, who serve at the pleasure of the Board of Directors.
      Compensation Committee. The Compensation Committee is responsible for reviewing and making recommendations to the Board of Directors with respect to compensation of executive officers, other compensation matters and awards. Currently, Messrs. Zimmerman, Fribourg and Kopriva serve on the Compensation Committee. Mr. Zimmerman is chairman of the committee.
      Audit Committee. The Audit Committee is responsible for reviewing our financial statements, audit reports, internal financial controls and the services performed by our independent registered public accountants, and for making recommendations with respect to those matters to the Board of Directors. Currently, Messrs. McGill, Patterson and Justice serve on the Audit Committee. The board has determined that Mr. McGill, the current chairman of the committee, and Mr. Patterson qualify as “audit committee financial experts” within the meaning of the regulations of the SEC.
      Nominations and Corporate Governance Committee. The Nominations and Corporate Governance Committee is responsible for (a) recommending candidates for election to our Board of Directors, (b) overseeing the organization and membership of our Board of Directors, (c) structuring and overseeing the operations of our various Board committees, (d) planning for the succession of our key officers and employees, (e) overseeing, reviewing and making periodic recommendations concerning our corporate governance policies, and (f) dealing with all other matters related to corporate governance and the rights and interests of our stockholders, as directed by the Board. Currently, Messrs. Fribourg, Zimmerman and McGill serve on the Nominations and Corporate Governance Committee. Mr. Fribourg is chairman of the committee.
Code of Ethics
      We have adopted a code of professional ethics for all employees and directors of the Company.
Compensation of Directors
      We pay each person who is a member of our board of directors $1,000 per meeting, plus reimbursement of reasonable out-of-pocket expenses incurred in connection with the performance of duties as a director. In addition, each director who is not affiliated with ContiGroup receives $25,000 per year in exchange for his or her services. Members of the Audit and Compensation Committees receive an additional $1,000 per meeting of those committees. In addition, the Chairman of the Audit Committee receives an additional $5,000 per year.
      Our 2005 Long Term Incentive Plan permits options, stock appreciation rights, restricted stock, performance units and performance shares to be granted to our employees, non-employee directors and consultants. On January 2, 2006, each non-employee director was granted 1,000 shares of restricted common stock which vests after three years.
Compensation Committee Interlocks and Insider Participation
      During the last completed fiscal year, Messrs. Zimmerman, Fribourg and Kopriva served on the Compensation Committee. None of the members of our Compensation Committee is currently or was formerly our officer or employee. There are no compensation committee interlocks and no insider participation in compensation decisions that are required to be reported under the rules and regulations of the Securities Exchange Act of 1934, as amended.
Executive Compensation
      The following summary compensation table summarizes compensation information for each of the last three fiscal years with respect to our Chief Executive Officer and our next four most highly compensated executive officers as of March 25, 2006. In this prospectus, these individuals are referred to as our “named executive officers.”
Summary Compensation Table

						Long-Term Compensation

		Annual Compensation					Number of
						Restricted	Securities	All Other
	Fiscal			Other ($)		Stock Awards	Underlying	Compensation ($)
Name and Principal Position	Year	Salary ($)	Bonus ($)	(1)		(2)	Options	(3)

John M. Meyer	2006	$385,769	$(4)	$13,351		$1,589,160	45,143	$9,125
Chief Executive Officer	2005	315,000	900,000	14,453		—	—	7,728
	2004	315,000	—	4,814		—	—	8,000
Robert W. Manly	2006	353,076	(4)	12,000		992,200	34,971	9,644
President and Chief	2005	300,000	775,500	12,334		—	—	8,429
Operating Officer	2004	300,000	—	3,074		—	—	8,690
Stephen A. Lightstone	2006	273,269	(4)	13,636		859,614	23,571	10,306
Executive Vice President,	2005	260,000	632,385	14,130		—	—	9,017
Chief Financial Officer	2004	260,000	—	2,947		—	—	9,084
and Treasurer
Calvin R. Held	2006	223,462	(4)	14,751		256,473	10,286	8,971
Vice President, Plant	2005	211,538	154,155	14,747		—	—	6,920
Operations	2004	173,461	40,000	6,593		—	41,429	8,761
Richard L. Morris	2006	213,615	(4)	12,000		218,373	10,286	8,670
Vice President, Sales &	2005	205,308	147,702	11,204		—	—	8,959
Marketing	2004	73,077	100,000	45,448	(5)	—	82,857	1,245

(1)	Other than as specified in note (5), amounts in this column relate to automobile allowances and income tax preparation assistance.

(2)	The restricted stock awards shown in this column were made to the named executive officers on June 17, 2005 and were comprised of: (a) grants made upon conversion of outstanding awards that had been made during 2004 pursuant to our previously-existing long-term incentive plan (the “2004 Award Conversion Grants”), (b) grants made upon conversion of outstanding awards that had been made during 2005 pursuant to our previously-existing long-term incentive plan (the “2005 Award Conversion Grants”), (c) stand alone grants made under our 2005 Long Term Incentive Plan (the “2005 Grants”), and (d) grants made under our 2005 Long Term Incentive Plan to Mr. Meyer, Mr. Manly and

Mr. Lightstone pursuant to employment agreements between the Company and each of them (the “Employment Agreement Grants”). The number of shares of restricted stock held by each of the named executive officers as of March 25, 2006, together with the value of such shares as of that date, is as follows: Mr. Meyer, 123,670 ($2,176,592); Mr. Manly, 77,214 ($1,358,966); Mr. Lightstone, 66,896 ($1,177,370); Mr. Held, 19,959 ($351,278) and Mr. Morris, 16,994 ($299,094). Dividends are paid on these shares in the same amounts, if any, as paid to other holders of our common stock. Additional information regarding these grants, including their vesting schedules, is contained in the table below:

Restricted Shares Issued on June 17, 2005

	Meyer	Manly	Lightstone	Held	Morris	Vesting Schedule

2004 Award Conversion Grants	13,340	11,858	8,809	5,745	6,211	100% on March 31, 2006
2005 Award Conversion Grants	16,286	14,476	10,754	7,014	7,583	100% on March 31, 2007
2005 Grants	14,044	10,880	7,333	7,200	3,200	25% per year starting June 17, 2006
Employment Agreement Grants	80,000	40,000	40,000	0	0	75% on June 17, 2008, 12.5% on June 17, 2009 and 12.5% on June 17, 2010
Total Restricted Shares	123,670	77,214	66,896	19,959	16,994

(3)	Consists of employer contributions to our 401(k) plan and premiums for group term life insurance. In fiscal years 2004, 2005 and 2006, employer contributions to the 401(k) plan on behalf of Mr. Meyer were $8,000, $7,728 and $9,125, respectively. For Mr. Manly they were $8,000, $7,739 and $8,954, respectively. For Mr. Lightstone they were $8,000, $7,800 and $8,538, respectively. For Mr. Held they were $8,539, $6,592 and $8,492, respectively. For Mr. Morris they were $1,231, $8,871 and $8,670, respectively. Amounts attributable to group term life insurance provided by the Company to Mr. Manly was $690 in each of fiscal years 2004, 2005 and 2006. For Mr. Lightstone it was $1,084, $1,217 and $1,768, respectively. For Mr. Held it was $222, $328 and $478, respectively. For Mr. Morris it was $14, $88 and $186, respectively.

(4)	Bonus amounts in respect of fiscal 2006 have not been determined as of the date of this prospectus. Bonus amounts are based on individual performance and corporate performance as determined by return on net assets. We expect that bonuses will be paid in May 2006. See “— Employment Agreements.”

(5)	Consists of relocation benefits and car allowance for Mr. Morris in 2004. Relocation benefits paid were $44,414.

Option Grants in Fiscal 2006
      The table below provides information regarding stock option grants made in fiscal 2006 to our named executive officers.
Options Grants in Fiscal 2006

					Potential
					Realizable Value
	Individual Grants				at Assumed
					Annual Rates of
	Number of	Percent of Total			Stock Price
	Securities	Options	Exercise		Appreciation for
	Underlying	Granted	or Base		Option Term
	Options	Employees in	Price	Expiration
Name	Granted(1)	Fiscal Year	($/Sh)	Date	5%($)	10%($)

John M. Meyer	45,143	22.8%	$12.50	6/17/15	354,824	899,249
Robert W. Manly	34,971	17.7%	$12.50	6/17/15	274,872	696,622
Stephen A. Lightstone	23,571	11.9%	$12.50	6/17/15	185,268	469,534
Calvin R. Held	10,286	5.2%	$12.50	6/17/15	80,848	204,897
Richard L. Morris	10,286	5.2%	$12.50	6/17/15	80,848	204,897

(1)	Options are exercisable at the rate of 25% per year, beginning June 17, 2006. Options become fully exercisable upon a change of control of the Company.
Option Exercises and Year-End Values
      The table below provides information regarding option exercises during fiscal 2006 by our named executive officers and the value of unexercised options held by each of them as of March 25, 2006.
Aggregated Option Exercises in Fiscal 2006
and Option Values at March 25, 2006

			Number of Securities
			Underlying	Value of Unexercised
			Unexercised Options	In-the-Money Options
			at March 25,	at March 25,
	Shares		2006(#)	2006($)(2)
	Acquired on	Value
Name	Exercise(#)	Realized($)(1)	Exercisable/Unexercisable	Exercisable/Unexercisable

John M. Meyer	310,714	1,547,977	0/45,143	0/230,229
Robert W. Manly	248,572	1,238,386	0/34,971	0/178,352
Stephen A. Lightstone	227,857	1,135,184	0/23,571	0/120,212
Calvin R. Held	82,857	206,399	0/10,286	0/52,459
Richard L. Morris	—	—	54,685/38,458	333,961/224,505

(1)	Amounts shown are based on the difference between the market value of the Company’s common stock on the date of exercise and the exercise price.
(2)	Amounts shown are based on the amount by which the closing price of the Company’s common stock on March 24, 2006 ($17.60) exceeded the exercise price.
Compensation Plans
      In anticipation of our initial public offering, our Compensation Committee and Board of Directors undertook a comprehensive review of our executive compensation program. In May 2005, the general terms of the new executive compensation program and employment agreements with Messrs. Meyer, Manly and Lightstone were approved. Under this program, we determined not to make additional grants under the 1999 Equity Incentive Plan and Long Term Incentive Plan and in lieu thereof adopted (1) a new long term incentive plan with the intention of making annual grants of stock options and restricted stock to executives at the Vice President level or higher, (2) ownership guidelines for executives who are at the Vice President level or higher and (3) a restricted stock match to the Chief Executive Officer, President, Chief Financial Officer and Vice President, Plant Operations to encourage personal investment and assist in meeting the foregoing ownership guidelines.

Employment Agreements
      We entered into an employment agreement with Mr. Meyer, effective June 13, 2005, with a stated term of 24 months. Mr. Meyer will receive as compensation (1) a base salary of not less than $395,000 per annum, (2) participation in our annual bonus target opportunity with a target annual bonus of not less than 100% of base salary and a maximum annual bonus of 300% of target bonus, and (3) participation in the long-term incentive program with an annual incentive target of not less than 100% of base salary through a combination of stock options and restricted stock (see “2005 Long Term Incentive Plan.”) Mr. Meyer also received upon consummation of the initial public offering an additional restricted stock award for $1,000,000 of shares. This award of 80,000 shares (based on the initial public offering price of $12.50 per share) will vest 75% if he remains an employee until June 13, 2008, 87 1/2 % if he remains an employee until June 13, 2009 and 100% if he remains an employee until June 13, 2010 and provided he continues to satisfy certain stock ownership requirements. Each award will also fully vest if he is terminated by the Company without cause or voluntarily terminates with good reason (such as the assignment of duties materially inconsistent with his position, relocation of more than 60 miles, a reduction in annual base salary or the failure of a successor company to assume in writing the Company’s obligations under the employment agreement). Under this employment agreement, if Mr. Meyer is terminated without cause or voluntarily terminates with good reason, in addition to accrued unpaid base salary through the date of termination, he would be entitled to receive (1) two times the sum of his base salary plus the target bonus then in effect payable over 24 months, (2) a portion of his target bonus representing the pro rata portion of the year completed prior to termination, (3) all stock options and restricted stock grants made under any long-term incentive and deferred compensation plans in which he participated will become fully vested, and (4) the continuation of medical and certain other benefits for a period of 24 months following termination. The employment agreement imposes certain noncompetition and confidentiality agreements on Mr. Meyer.
      We also entered into employment agreements with Messrs. Manly and Lightstone, effective June 13, 2005, with stated terms of 18 months. Messrs. Manly and Lightstone will each receive as compensation (1) a base salary of not less than $360,000 and $275,000 per annum, respectively, (2) participation in our annual bonus target opportunity with a target annual bonus of not less than 85% and 75% of base salary, respectively, and a maximum annual bonus of 250% of target bonus, and (3) participation in the long-term incentive program with an annual incentive target of not less than 85% and 75% of base salary, respectively, through a combination of stock options and restricted stock. Each of Messrs. Manly and Lightstone also received upon consummation of the initial public offering an additional restricted stock award for $500,000 of shares. This award of 40,000 shares (based on the initial public offering price of $12.50 per share) to each of Messrs. Manly and Lightstone will vest 70% if he remains an employee until June 13, 2008, 85% if he remains an employee until June 13, 2009 and 100% if he remains an employee until June 13, 2010 and provided he continues to satisfy certain stock ownership requirements. Each award will also fully vest if he is terminated by the Company without cause or voluntarily terminates with good reason. Under these employment agreements, if Mr. Manly or Mr. Lightstone is terminated without cause or voluntarily terminates with good reason, in addition to accrued unpaid base salary through the date of termination, he would be entitled to receive (1) one and one-half times the sum of his base salary plus the target bonus then in effect payable over 18 months, (2) a portion of his target bonus representing the pro rata portion of the year completed prior to termination, (3) all stock options and restricted stock grants made under any long-term incentive and deferred compensation plans in which he participated will become fully vested, and (4) the continuation of medical and certain other benefits for a period of 18 months following termination. The employment agreements impose certain noncompetition and confidentiality agreements on Messrs. Manly and Lightstone.

2005 Long Term Incentive Plan
      In June 2005, we adopted the 2005 Long Term Incentive Plan (the “2005 Plan”) intended to provide employees and non-employee directors of the Company and its subsidiaries with added incentive to remain employed by the Company and align such individuals’ interests with those of the Company’s shareholders. The material terms of the 2005 Plan are as follows:
      General. The 2005 Plan provides for the granting of stock options, stock appreciation rights, restricted stock awards, performance units and share awards and other incentive awards to designated eligible participants.
      Eligibility. Employees and non-employee directors of the Company, its subsidiaries and affiliates as may be identified by our compensation committee are eligible to be granted awards under the 2005 Plan. However, incentive stock options may be granted only to employees of the Company.
      Plan Administration. The 2005 Plan will be administered by our compensation committee, or such other committee as the board may determine. The compensation committee will have the sole discretion to administer and interpret the 2005 Plan and to determine who shall be granted awards, the size and types of such awards and the terms and conditions of such awards.
      Shares Subject to the 2005 Plan. The aggregate number of shares of common stock of the Company reserved and available for issuance under the 2005 Plan is 2,500,000.
      Stock Options. Both incentive stock options and nonqualified stock options may be granted under the 2005 Plan provided that incentive stock options may only be granted to employees of the company or its subsidiaries. The exercise price per share of our common stock subject to each option will be set by the compensation committee but may not be less than the fair market value on the date of grant. Options granted under the 2005 Plan will be exercisable at the times and on the terms established by the compensation committee. The grant and the terms of incentive stock options shall be restricted to the extent required by the Internal Revenue Code.
      If and to the extent permitted in the applicable option agreement or award, the option price must be paid in full in cash or, may be made by (a) the delivery of common stock already owned by the participant having a total fair market value equal to the exercise price, (b) the delivery of cash by a broker-dealer as a “cashless” exercise, provided such method of payment may not be used by our executive officers or a member of the board of directors to the extent such payment method would violate the Sarbanes-Oxley Act of 2002, (c) a withholding by us of common stock subject to the option having a total fair market value equal to the exercise price, or (d) any combination of the foregoing.
      Stock Appreciation Rights. The 2005 Plan permits the grant of two types of stock appreciation rights: freestanding stock appreciation rights, tandem stock appreciation rights, or any combination thereof. A freestanding stock appreciation right is a stock appreciation right that is granted independently of any option. A tandem stock appreciation right is a stock appreciation right that is granted in connection with a related option, the exercise of which requires a forfeiture of the right to purchase a share under the related option (and when a share is purchased under the option, the stock appreciation right is similarly canceled). The compensation committee will have complete discretion to determine the number of stock appreciation rights granted to any participant and the terms and conditions pertaining to such stock appreciation rights.
      Restricted Stock Awards. The 2005 Plan permits the grant of restricted stock awards. Restricted stock may be issued or transferred for consideration or for no consideration, as may be determined by the compensation committee. The compensation committee may establish conditions under which restrictions on shares of restricted stock shall lapse over a period of time. The holder of a restricted stock award may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the restricted shares during the applicable restriction period. The compensation committee may accelerate the time at which any restrictions lapse, or remove any restrictions. During any restriction period and subject to the restrictions established by the compensation committee, the holder of a restricted stock award will have, with respect to the restricted stock, all of the rights of a shareholder in the Company including, but not limited to, the right to vote and to receive dividends.
      Performance Units and Performance Share Awards. The 2005 Plan permits the grant of performance units and performance share awards each of which shall represent the right to receive shares of common stock or cash, as provided in the particular award, upon achievement of certain performance goals and may be awarded either alone or in addition to other awards granted under the 2005 Plan. Performance units are denominated in units of value (including dollar value of shares of common stock) and performance shares are denominated in a number of shares of common stock. When performance units or performance shares are granted, the compensation committee will establish performance goals and the period during which the goals will be measured. After the applicable performance period has ended, the compensation committee will determine the extent to which the applicable performance goals have been achieved.
      Change of Control. In the event of a “change of control,” (a) stock options and stock appreciation rights become fully exercisable to the full extent of the original grant, (b) restrictions applicable to restricted stock awards lapse and the restricted stock becomes free of all restrictions and become fully vested and transferable to the full extent of the original grant, and (c) any performance goal or other condition with respect to performance units or performance shares will be deemed satisfied in full and the award fully distributable. Generally, a “change of control” will occur if any of the following events occur:

•	any person, together with such person’s affiliates and associates, becomes the beneficial owner, directly or indirectly, of 30% or more of the combined voting power of our outstanding voting securities other than ContiGroup (and its affiliates), Premium Standard Farms, Inc. (and its affiliates) or as a result of acquiring stock directly from Premium Standard Farms, Inc.;

•	our current members of the board of directors, together with any future members, the nomination of whom was approved by a vote of least two-thirds of the current board members or approved board members or by a majority of such members of the nominating committee (provided it is composed of a majority of such members), constitute less than a majority of the board of directors;

•	a merger or consolidation unless (a) our voting securities prior to the merger or consolidation represent at least a majority of the voting securities of the entity after the merger or consolidation, and (b) no person acquires more than 30% of the voting securities; or

•	the shareholders approve our liquidation or sale of substantially all of our assets.
      Nontransferability of Awards. Awards granted under the 2005 Plan may not be sold, margined, transferred, encumbered, conveyed, gifted, alienated, hypothecated, pledged or otherwise disposed of, other than by will or by the applicable laws of descent and distribution, or as may otherwise be specifically permitted by the compensation committee.
      Amendment and Termination of the 2005 Plan. Subject to rules applicable to companies listed on the NASDAQ National Market, the board of directors of the Company may amend or terminate the 2005 Plan at any time or from time to time, without obtaining the approval of the Company’s shareholders. No award may be granted after the tenth anniversary of the effective date of the 2005 Plan.

1999 Equity Incentive Plan
      We adopted our 1999 Equity Incentive Plan in April 2000. The board of directors determined not to make any additional grants under this plan upon completion of the initial public offering. As of March 25, 2006, there were options to acquire 82,857 shares of common stock outstanding under this plan.

Deferred Compensation Plan
      The Deferred Compensation Plan for executives was adopted by our Board of Directors in January 2001. Participation in the plan is restricted to a group of executive officers and other management employees. Under this plan, participating executives are allowed to defer payment of compensation awarded as long-term incentive plan compensation until a date elected by the executive in accordance with the plan. The plan generally allows payment in the form of a single lump sum or ten substantially equal annual installments following the date of payment. A.G. Edwards Trust Company acts as trustee for the plan, which is administered by the compensation committee.

401(k) Plan
      We have established a 401(k) plan covering substantially all employees meeting certain minimum service requirements. The plan allows all qualifying employees to contribute up to 60% of employee compensation limited to the tax deferred contribution allowable by the Internal Revenue Code. We match 100% of the employee’s contribution up to 3% of employee compensation and 50% of the employee’s next 2% of employee compensation, for a maximum company match of 4% of employee compensation. Effective January 1, 2000, the 401(k) plan was amended from a three-year cliff-vesting period to a 100% immediate vesting.

Severance Plan
      We have established an Executive Level Severance Pay Plan covering our executive employees, which can be terminated by our Board at any time. The purpose of the plan is to provide eligible employees with base severance pay, supplemental severance pay and supplemental severance benefits for a specified period of time in the event that their employment is involuntarily terminated other than for good reason. Under the plan, those persons serving as Chief Executive Officer, President and Chief Financial Officer are entitled to receive the following benefits upon termination of the employment:

•	Base severance pay equal to two weeks pay;

•	Supplemental severance pay equal to fifty weeks of pay; and

•	Continuation of health benefits coverage for fifty-two weeks following termination.
      Severance pay under the plan is generally payable in a lump sum following the date of termination. Supplemental severance pay and continuation of health benefits, however, are conditioned upon the employee’s execution of a general waiver and release agreement, and supplemental severance pay will be paid only after execution of that agreement.

Special Executive Retirement Plan
      We have adopted a nonqualified, unfunded special executive retirement plan, which was amended and restated as of October 1, 2004. Generally, the plan provides annual retirement benefits to participants following their retirement based on a percentage of their average compensation multiplied by their years of credited service. The 2004 amendment to the plan reduced the applicable benefit percentage for all executive officers to 1.5%, from 4.0% for Messrs. Meyer, Manly and Lightstone and from 2.0% for all other executive officers with respect to service performed after September 30, 2004. The following tables show the approximate annual retirement benefits that participating executive officers are expected to receive under the plan starting at age 62 based on their levels of compensation and their years of credited service both before and after October 1, 2004. To calculate the approximate benefit payable to any executive officer, it is necessary to add the amounts determined under each table.
Special Executive Retirement Plan Tables
4% Applicable Percentage(1)

	Pre-October 1, 2004 Years of Service
Pre-2004 Average
Remuneration	5	10	15	20	25

$125,000	$25,000	$50,000	$75,000	$100,000	$125,000
150,000	30,000	60,000	90,000	120,000	150,000
175,000	35,000	70,000	105,000	140,000	175,000
200,000	40,000	80,000	120,000	160,000	200,000
225,000	45,000	90,000	135,000	180,000	225,000
250,000	50,000	100,000	150,000	200,000	250,000
300,000	60,000	120,000	180,000	240,000	300,000
400,000	80,000	160,000	240,000	320,000	400,000

(1)	An applicable percentage of 2% would result in 1/2 of the amount shown.
1.5% Applicable Percentage

	Post-September 30, 2004 Years of Service
Final Average
Remuneration	5	10	15	20	25

$125,000	$9,375	$18,750	$28,125	$37,500	$46,875
150,000	11,250	22,500	33,750	45,000	56,250
175,000	13,125	26,250	39,375	52,500	65,625
200,000	15,000	30,000	45,000	60,000	75,000
225,000	16,875	33,750	50,625	67,500	84,375
250,000	18,750	37,500	56,250	75,000	93,750
300,000	22,500	45,000	67,500	90,000	112,500
400,000	30,000	60,000	90,000	120,000	150,000
      The benefits shown in the above tables are stated as approximate annual amounts payable in monthly installments as single life annuities starting at age 62, the plan’s normal retirement age. Benefits under the plan can be paid as an annuity or as a lump sum. Pre-Amendment benefits are based on the executive’s average base salary for full calendar years worked during 2001, 2002 and 2003, including amounts deferred to the 401(k) plan or cafeteria plan. Post-Amendment benefits are based on the average of the executive’s final three calendar years’ base salary, including amounts deferred to the 401(k) plan or cafeteria plan. An executive must complete five years of service after January 1, 2000, to be entitled to receive a benefit. Benefits shown above are offset by one-half of the Social Security benefits paid or payable at age 62 attributable to years of service with us and by any retirement benefits paid or payable under any ContiGroup qualified defined benefit pension plan.

      Credited service for benefit determination purposes as of March 25, 2006, is approximated below for each of the named executive officers:

		Accumulated Benefit	Accumulated Benefit
	Pre-Amendment	Percentage Prior to	Percentage After
Name	Years of Service	Amendment	Amendment

John M. Meyer	6.4	25.6%	2.25%
Robert W. Manly	7.9	31.6%	2.25%
Stephen A. Lightstone	6.2	24.8%	2.25%
Calvin R. Held	12.2	24.4%	2.25%
Richard L. Morris	0.9	1.8%	2.25%
Limitations on Liability and Indemnification Matters
      Our amended and restated certificate of incorporation limits the liability of our directors and executive officers for monetary damages for breach of their fiduciary duties to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of a director’s fiduciary duty as a director, except liability for:

•	any breach of the director’s duty of loyalty to us or our shareholders;

•	acts or omissions which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law, which relates to unlawful payments or dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.
      Our amended and restated bylaws provide that our directors will be indemnified in connection with any actual or threatened proceedings arising out of their status as such to the fullest extent permitted by the Delaware General Corporation Law. Our amended and restated bylaws further provide for the advancement of expenses to these directors in connection with the defense of an action or proceeding. The board of directors has broad authority to cause any officer or employee to be indemnified if he or she is made or threatened to be made a party to an action, suit or proceeding by reason of his or her position with us. We have entered into indemnification agreements with each of our directors and executive officers that provide them with rights to indemnification and expense advancement to the fullest extent permitted under the Delaware General Corporation Law.
Directors’ and Officers’ Insurance
      We currently maintain a directors’ and officers’ liability insurance policy that provides our directors and officers with liability coverage relating to certain potential liabilities.

Equity Compensation Plan Information
      The table below provides information, as of March 25, 2006, regarding our equity compensation plans:

	A		B	C

				Number of Securities
				Remaining Available
	Number of Securities			for Future Issuance
	to be Issued Upon		Weighted Average	Under Equity
	Exercise of		Price of	Compensation Plans
	Outstanding Options,		Outstanding Options,	(Excluding Those
Plan Category	Warrants and Rights		Warrants and Rights	in Column A)

Equity compensation plans approved by security holders	197,828		$12.50	1,909,687	(1)
Equity compensation plans not approved by security holders	82,857	(2)	$11.49	—

Total	280,685			1,909,687

(1)	Represents shares of common stock available for future issuance under our 2005 Long Term Incentive Plan (the “2005 Plan”). The shares available under the 2005 Plan may be used for awards in the form of stock options, stock appreciation rights, restricted stock, performance units and performance share awards.

(2)	Represents options to purchase shares of our common stock that are outstanding under our 1999 Equity Incentive Plan. No further grants may be made under this plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Agreements with ContiGroup
      We have contracted with ContiGroup to provide certain services pursuant to a hog contract grower agreement and a services agreement. The Company also was party to a consulting agreement with ContiGroup, pursuant to which ContiGroup provided consulting services relating to the negotiation of an environmental consent judgment and compliance therewith, various other environmental matters and strategic services. The Company accrued the entire obligation under the consulting agreement in fiscal year 2000 and made its last payment thereunder in December 2003, at which time the agreement terminated. For the fiscal years ended March 25, 2006, March 26, 2005 and March 27, 2004, the total amount of these expenses and other related-party expenses with ContiGroup were approximately $5.3 million, $4.9 million and $5.4 million, respectively. At March 25, 2006, March 26, 2005 and March 27, 2004, we recorded amounts due to ContiGroup for these items of approximately $22,000, $29,000 and $56,000, respectively, on our consolidated balance sheets.
      The grower agreement relates to approximately 6,200 acres of farms used in our Missouri operations. Under that agreement, ContiGroup owns the real property on which the farms are located. ContiGroup serves as an independent contractor in breeding and growing our hogs to market weight. In exchange, we pay to ContiGroup a fee for labor and services incurred by ContiGroup in performing its obligations under the agreement. In addition, under the grower agreement, we have agreed to indemnify ContiGroup against any and all claims and expenses incurred in connection with the agreement, the performance by ContiGroup of its obligations thereunder or ContiGroup’s ownership of the real property on which the farms are located. During the fiscal years ended March 25, 2006, March 26, 2005 and March 27, 2004, the amount paid for obligations under the grower agreement was approximately $3.9 million, $4.0 million and $4.4 million, respectively. The agreement will generally continue in effect so long as ContiGroup continues to own an equity interest in our Company. Upon termination of the agreement, we have an option to acquire the real property farmland from ContiGroup for $1.00, which option may be assigned to third parties.
      Under the services agreement, ContiGroup provides purchasing assistance, legal services, employee benefits and payroll, including the services of Mr. Gerard Schulte, our General Counsel and Secretary, and other personnel. Mr. Schulte, as well as other personnel, are employees of ContiGroup but provide services to us as well as other affiliates of ContiGroup. Other services from ContiGroup include the assistance of purchasing and risk management staff, environmental consulting and purchasing of certain liability insurance policies. We pay ContiGroup a monthly fee for these services, which amount is negotiated on an annual basis. In addition, we reimburse ContiGroup for a portion of Mr. Schulte’s annual bonus and long-term incentive plan payment. Pursuant to the terms of the services agreement, we and ContiGroup have agreed to indemnify each other against any and all claims and expenses incurred in connection with or arising out of the performance of this agreement. For the fiscal years ended March 25, 2006, March 26, 2005 and March 27, 2004, the amount paid for all services was $1.4 million, $0.9 million and $1.0 million, respectively. In addition to these amounts, we provide Mr. Schulte with an annual allowance of approximately $27,000 for automobile, travel and housing. We believe that the terms of these arrangements are at least as favorable to the Company as those available from third parties.
Lundy Acquisition
      In connection with our acquisition of The Lundy Packing Company on August 25, 2000, we assumed a lease agreement pursuant to which we lease farmland and hog production buildings from Goshen Ridge Farms, LLC, a company owned by Annabelle Lundy Fetterman, who served as one of our directors until she resigned in September 2003, and members of her family, under a capital lease agreement. The capital lease obligation as of March 25, 2006, March 26, 2005 and March 27, 2004 was $1.0 million, $1.4 million and $1.7 million, respectively. We believe that the terms of this arrangement are at least as favorable to the Company as those available from third parties.

Relationship with Morgan Stanley
      Prior to our initial public offering, affiliates of Morgan Stanley & Co. Incorporated held 3,445,798 shares of our common stock and warrants to purchase 1,090,223 shares of our common stock, which collectively represented approximately 14.0% of our common stock on a fully diluted basis. These affiliates sold 3,186,020 shares of our common stock in that offering. In addition, Michael A. Petrick, a Managing Director of Morgan Stanley & Co. Incorporated, served as one of our directors from May 1998 until June 2005. As of March 25, 2006, affiliates of Morgan Stanley & Co., Incorporated held                      shares of our common stock and warrants to purchase 1,090,233 shares of our common stock, which collectively represented approximately           % of our common stock on a fully diluted basis. Morgan Stanley & Co. Incorporated is serving as one of the managing underwriters in this offering, served as one of the managing underwriters in our initial public offering, served as the dealer manager and solicitation agent in the tender offer for our 9 1/4 % senior notes in fiscal 2006 and has provided other investment banking services to us from time to time for which it has received customary compensation.
Registration Rights Agreement
      Certain shareholders and warrantholders of the Company (including the selling shareholders) are parties to a registration rights agreement with the Company. See “Description of Capital Stock— Registration Rights Agreement.”

PRINCIPAL AND SELLING SHAREHOLDERS
      The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of March 25, 2006, except as otherwise noted, and as adjusted to reflect the sale of common stock in this offering. The table sets forth information with respect to:

•	each shareholder known by us to own beneficially more than 5% of our common stock;

•	each named executive officer;

•	each of our directors;

•	all directors and executive officers as a group; and

•	each person currently known to us to be a contemplated selling shareholder.
      We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as otherwise indicated in the footnotes to the table below, we believe that the beneficial owners of the common stock listed below, based on the information furnished by such owners, have sole voting power and investment power with respect to such shares, subject to applicable community property laws.
      In computing the percent of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options and warrants held by that person that are currently exercisable or exercisable within 60 days. We did not deem these shares outstanding for purposes of computing the percentage ownership of any other person. As a result, the denominator used in calculating the beneficial ownership among our shareholders may differ.

	Shares Beneficially			Shares Beneficially
	Owned Prior			Owned After
	to this Offering			this Offering
			Number of
		Percent of	Shares Being		Percent of
	Number of	Shares	Sold in this	Number of	Shares
Name of Beneficial Owner(1)	Shares	Outstanding	Offering	Shares	Outstanding

Principal or Selling Shareholders:
ContiGroup Companies, Inc.(2)	16,428,592	52.0%	5,726,385	10,702,207	33.8%
Franklin Resources, Inc.(3)	1,700,000	5.4	0	1,700,000	5.4
Dryden High Yield Fund, Inc.(4)	745,838	2.4	259,971	485,867	1.5
The High Yield Income Fund, Inc.(4)	21,883	*	7,628	14,255	*
The Prudential Series Fund, Inc., High Yield Bond Portfolio(4)	17,260	*	6,016	11,244	*
Directors and Executive Officers:
Paul J. Fribourg(2)(5)	16,429,592	52.0	5,726,382	10,703,210	33.8
John M. Meyer(6)	175,348	*	0		*
Robert W. Manly(7)	152,381	*	0		*
Stephen A. Lightstone(8)	87,421	*	0		*
Calvin R. Held(9)	36,245	*	0		*
Richard L. Morris(10)	71,679	*	0		*
Michael J. Zimmerman(5)(11)	2,000	*	0		*
Vart K. Adjemian(12)	1,000	*	0		*
Ronald E. Justice (13)	1,000	*	0		*
Robert S. Kopriva (14)	1,000	*	0		*
Maurice L. McGill (15)	1,000	*	0		*
William R. Patterson (16)	2,500	*	0		*
All directors and executive officers as a group (14 persons)(17)	16,984,453	53.6	5,726,382	11,258,071	35.5

   *     Signifies less than 1%.

(1)	Unless otherwise indicated, the business address of the persons named in the above table is care of Premium Standard Farms, Inc., 805 Pennsylvania Avenue, Suite 200, Kansas City, Missouri 64105.

(2)	The address of ContiGroup Companies, Inc. is 277 Park Avenue, New York, New York 10172. The shares listed in the table above are shares owned directly by ContiGroup. Mr. Fribourg may be deemed to share voting and investment power with respect to the shares of common stock owned directly by ContiGroup by virtue of being the Chairman, Chief Executive Officer and President of ContiGroup. In addition, Mr. Fribourg is one of the co-trustees and in one case, a beneficiary, of various trusts established for the benefit of certain members of Mr. Fribourg’s family that collectively own or control a majority interest in ContiGroup. Mr. Fribourg disclaims beneficial ownership with respect to all shares except to the extent of his pecuniary interest.

(3)	Reflects the number of shares owned as of December 31, 2005 according to a Schedule 13G filed with the Securities and Exchange Commission on February 7, 2006. Franklin Resources, Inc. is a parent holding company, Charles B. Johnson and Rupert H. Johnson, Jr. are each a control person, and Franklin Advisory Services, LLC is an investment adviser, all in accordance with SEC Rule 13d-1(b)(1)(ii). The shares are beneficially owned by one or more open or closed-end investment companies or other managed accounts which are advised by direct and indirect advisory subsidiaries of Franklin Resources, Inc. These adviser subsidiaries have been granted all investment and/or voting power over the shares. Charles B. Johnson and Rupert H. Johnson, Jr. each own in excess of 10 percent of the outstanding common stock of Franklin Resources, Inc. and are the principal shareholders of Franklin Resources, Inc. According to the Schedule 13G filing, Franklin Resources, Inc., its principal shareholders and each of the adviser subsidiaries disclaim any pecuniary interest or beneficial ownership
(footnotes continued on following page)

in any of the shares. The Schedule 13G filing reports that Franklin Advisory Services, LLC has sole voting power with respect to 1,700,000 shares of common stock and sole dispositive power with respect to 1,700,000 shares of common stock. The address of Franklin Resources, Inc. is One Franklin Parkway, San Mateo, California 94403.

(4)	Each of Dryden High Yield Fund, Inc., The High Yield Income Fund, Inc. and The Prudential Series Fund, Inc., High Yield Bond Portfolio (each a “Fund” and collectively, the “Funds”) is a registered investment company, each of which beneficially owns the respective number of shares indicated opposite its name in the above table. Prudential Investment Management, Inc. (“PIM”) and its affiliate, Prudential Investments, LLC (“PI”), provide investment advisory services to the Funds and may be deemed to be the beneficial owners of the shares owned by the Funds. PIM and PI disclaim beneficial ownership of the shares owned by the Funds. All of the shares are held in the name of Hare & Co. as nominee of The Bank of New York, which is custodian for each of the Funds. The address of The Bank of New York is Mutual Funds Custody Administration, 100 Colonial Center Parkway, Lake Mary, Florida 32746.

(5)	The business address for this director is care of ContiGroup Companies, Inc., 277 Park Avenue, New York, New York 10172. Includes 1,000 shares of common stock issued pursuant to restricted stock awards.

(6)	Includes 0 shares of common stock issuable pursuant to options exercisable within 60 days and 123,670 shares issued pursuant to restricted stock awards.

(7)	Includes 0 shares of common stock issuable pursuant to options exercisable within 60 days and 77,214 shares issued pursuant to restricted stock awards.

(8)	Includes 0 shares of common stock issuable pursuant to options exercisable within 60 days and 66,896 shares issued pursuant to restricted stock awards.

(9)	Includes 0 shares of common stock issuable pursuant to options exercisable within 60 days and 19,959 shares issued pursuant to restricted stock awards.

(10)	Includes 54,685 shares of common stock issuable pursuant to options exercisable within 60 days and 16,994 shares issued pursuant to restricted stock awards.

(11)	Includes 1,000 shares of common stock issued pursuant to restricted stock awards.

(12)	Consists of 1,000 shares of common stock issued pursuant to restricted stock awards.

(13)	Consists of 1,000 shares of common stock issued pursuant to restricted stock awards.

(14)	Consists of 1,000 shares of common stock issued pursuant to restricted stock awards.

(15)	Consists of 1,000 shares of common stock issued pursuant to restricted stock awards.

(16)	Includes 1,000 shares of common stock issued pursuant to restricted stock awards.

(17)	Includes 54,685 shares of common stock issuable pursuant to options exercisable within 60 days and 335,020 shares of common stock issued pursuant to restricted stock awards.
Relationships with Selling Shareholders
      Information regarding our relationships with ContiGroup can be found under “Certain Relationships and Related Party Transactions — Agreements with ContiGroup.” Messrs. Fribourg, Zimmerman and Schulte are employed in various capacities by ContiGroup, as described in their biographical information under “Management — Executive Officers and Directors.” Mr. Adjemian was employed by ContiGroup until his retirement in April 2005. In addition, we, ContiGroup, the Funds and other shareholders are parties to a registration rights agreement, which is described under “Description of Capital Stock — Registration Rights Agreement.”

DESCRIPTION OF CAPITAL STOCK
      Our authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of March 25, 2006, we had 31,620,039 shares of common stock issued and outstanding. No shares of our preferred stock are issued and outstanding. The following description of our capital stock and certain provisions of our amended and restated certificate of incorporation and restated bylaws is a summary. The description below is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and restated bylaws, which have been filed as exhibits to the registration statement, which includes this prospectus.
Common Stock
      The issued and outstanding shares of our common stock, including the shares of our common stock being offered by the selling shareholders in this offering, are validly issued, fully paid and nonassessable. Holders of shares of our outstanding common stock are entitled to receive dividends if and when declared by our board of directors. See “Common Stock Price Range and Dividends.” Our common stock is neither redeemable nor convertible. Upon liquidation, dissolution, or winding up of the Company, holders of shares of our common stock are entitled to receive, pro rata, our assets that are legally available for distribution, after payment of all debts and other liabilities. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of shareholders. Our restated bylaws do not allow for cumulative voting in the election of directors.
      As of March 25, 2006, we had approximately 90 holders of record of our common stock.
Preferred Stock
      Our amended and restated certificate of incorporation authorizes the issuance of 10,000,000 shares of preferred stock. Our board of directors is authorized to provide for the issuance of shares of preferred stock in one or more series, and to fix for each series voting rights, if any, designation, preferences and relative, participating, optional or other special rights and such qualifications, limitations, or restrictions as provided in a resolution or resolutions adopted by our board of directors.
      The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon completion of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.
Options, Warrants and Restricted Stock Awards
      As of March 25, 2006, 280,685 shares of our common stock are issuable upon exercise of outstanding options, of which 54,685 were currently exercisable, 392,485 shares were subject to outstanding restricted stock awards and an additional 1,909,687 shares of our common stock were reserved for issuance under the 2005 Plan. See “Management—Compensation Plans—2005 Long Term Incentive Plan.”
      As of March 25, 2006, we had warrants outstanding for 2,707,233 shares of common stock, exercisable at $15.21 per share until September 7, 2006.
Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Amended and Restated Certificate of Incorporation and Restated Bylaws
      Effect of Delaware Anti-takeover Statute. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a merger or other business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	prior to the time the stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to certain exclusions; or

•	on or subsequent to the time the stockholder became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3 % of the outstanding voting stock that is not owned by the interested stockholder.
      In general, Section 203 of the Delaware General Corporation Law defines an “interested stockholder” as:

•	any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation;

•	any entity or person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period prior to the date on which it is sought to be determined whether such person is an interested stockholder; and

•	the affiliates or associates of any such entities or persons.
      The provisions of Section 203 of the Delaware General Corporation Law described above could have the following effects, among others:

•	delaying, deferring or preventing a change in our control;

•	delaying, deferring or preventing the removal of our existing management;

•	deterring potential acquirers from making an offer to our shareholders; and

•	limiting any opportunity of our shareholders to realize premiums over prevailing market prices of our common stock in connection with offers by potential acquirers.
      This could be the case even if a majority of our shareholders might benefit from a change of control or offer.
      Amended and Restated Certificate of Incorporation and Restated Bylaw Provisions. Our amended and restated certificate of incorporation and restated bylaws include provisions that may have the effect of discouraging, delaying or preventing a change in control or an unsolicited acquisition proposal that a shareholder might consider favorable, including a proposal that might result in the payment of a premium over the market price for the shares held by shareholders. In addition, these provisions may adversely affect the prevailing market price of our common stock. These provisions are summarized in the following paragraphs.
      Classified Board of Directors. Our amended and restated certificate of incorporation and restated bylaws provide for our board to be divided into three classes of directors serving staggered, three-year terms, with one-third of the board of directors being elected each year. The classification of the board has the effect of requiring at least two annual shareholder meetings, instead of one, to replace a majority of the members of the board of directors. Our classified board, together with certain other provisions of our amended and restated certificate of incorporation and restated bylaws authorizing the board of directors to fill vacant directorships, may prevent or delay shareholders from removing incumbent directors and simultaneously gaining control of the board of directors by filling vacancies created by that removal with their own nominees.
      Removal of Directors by the Shareholders. Our amended and restated certificate of incorporation and restated bylaws provide that the shareholders may remove directors only for cause. We believe that the removal of directors by the shareholders only for cause, together with the classification of the board of directors, will promote continuity and stability in our management and policies and that this continuity and stability will facilitate long-range planning.
      Special Meetings of Shareholders. Our restated bylaws provide that special meetings of our shareholders may be called only by our Chairman of the Board of Directors, Chief Executive Officer or board of directors.
      No Shareholder Action by Written Consent. Our amended and restated certificate of incorporation and restated bylaws preclude shareholders from initiating or effecting any action by written consent and thereby taking actions opposed by the board.
      Notice Procedures. Our restated bylaws establish advance notice procedures with regard to all shareholder proposals to be brought before meetings of our shareholders, including proposals relating to the nomination of candidates for election as directors, the removal of directors and amendments to our amended and restated certificate of incorporation or restated bylaws. These procedures provide that notice of such shareholder proposals must be timely given in writing to our Secretary prior to the meeting. In general, notice of a shareholder proposal or a director nomination for an annual meeting of shareholders must be delivered to us at our executive offices not less than 120 days prior to the date of the meeting. The shareholder’s notice also must contain specified information and conform to certain requirements, as set forth in our restated bylaws. If the presiding officer at any meeting of shareholders determines that a shareholder proposal or director nomination was not made in accordance with the restated bylaws, we may disregard the proposal or nomination. These provisions may preclude a nomination for the election of directors or preclude the conduct of business at a particular annual meeting if the proper procedures are not followed. Furthermore, these provisions may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our Company, even if the conduct of the solicitation or attempt might be beneficial to us and our shareholders.
      Other Anti-Takeover Provisions. See “Management—Compensation Plans” for a discussion of certain provisions of our benefits plans which may have the effect of discouraging, delaying or preventing a change in control or unsolicited acquisition proposals.
Foreign Ownership Restriction
      Missouri law prohibits a person who is not a citizen or resident of the United States from holding a controlling interest in a business that owns land used for farming. No person whose ownership of common stock would cause us to become a “Foreign Business” under this law may acquire or own, beneficially or of record, any common stock. In this regard, our amended and restated certificate of incorporation provides that no person who is an “Alien” or “Foreign Business” under this law may directly or indirectly acquire or own in the aggregate more than 10% of the outstanding shares of our common stock without our prior written approval. Any person who acquires shares in violation of these restrictions is required, after notice from us, to dispose of the number of shares required for us not to be deemed a “Foreign Business.” If the shareholder does not comply within the required time period (i.e., 30 days or such shorter period as is specified in the notice), we will not be required or permitted to pay any distribution on the shares that should have been disposed of and the shareholder may not vote or otherwise participate in the management of the Company with respect to any common stock owned by it. In addition, we will have the right to redeem any shares of common stock that should have been so disposed of at fair market value, measured by the average closing sale price of the shares on a national securities exchange or the NASDAQ National Market over a period of 20 trading days or, if the shares are not so traded, as valued by our board of directors in good faith. For purposes of this provision and the related statute, (i) an “Alien” is a person who is not a citizen of the United States and is not a resident of the United States or a United States territory trusteeship or protectorate and (ii) a “Foreign Business” is a business entity, whether or note incorporated, including but not limited to, corporation, partnerships, limited partnerships and associations in which a controlling interest is owned by aliens. In determining ownership of a Foreign Business, legal fictions, such as corporate form or trust, are disregarded.

Listing
      Our common stock is quoted on the NASDAQ National Market under the symbol “PORK.”
Transfer Agent and Registrar
      The transfer agent and registrar for our common stock is UMB Bank, N.A. UMB Bank’s address is 928 Grand Boulevard, Fifth Floor, Kansas City, Missouri 64106.
Registration Rights Agreement
      Certain shareholders and warrantholders of the Company (including the selling shareholders, see “Principal and Selling Shareholders”) are parties to a registration rights agreement. Subject to limited exceptions, the holders of at least 20% of the shares subject to the registration rights agreement (the “Registrable Securities”), may request registration under the Securities Act, provided that any such request includes at least 25% of the Registrable Securities held by such requesting holders or includes an aggregate offering price of at least $25,000,000. This agreement obligates us to engage in two demand registrations in any fiscal year or five demand registrations in the aggregate. We must use all commercially reasonable efforts to cause the demand registration to become effective and must pay all reasonable and customary registration expenses. The registration rights agreement also grants the holders piggy-back rights on any proposed registration by the Company pursuant to the Securities Act (other than pursuant to a demand registration or registration on Form S-4 or Form S-8). We bear the reasonable and customary expense of any piggy-back offering. This offering is being effected pursuant to the exercise by ContiGroup of the first of the five demand registrations under this registration rights agreement.

UNDERWRITERS
      Under the terms and subject to the conditions contained in the underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated is acting as representative, have severally agreed to purchase, and the selling shareholders have agreed to sell to them, severally, the number of shares of common stock indicated below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated

Total	6,000,000

      The underwriters and the representative are collectively referred to as the “underwriters” and the representative, respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from the selling shareholders and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus are subject to the approval of legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $          a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
      The selling shareholders have each granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 900,000 additional shares of our common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to limited conditions, to purchase approximately the same percentage of the additional shares of our common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of our common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ over-allotment option is exercised in full, the total price to the public would be $          , the total underwriters’ discounts and commissions would be $          , and the total proceeds to the selling shareholders would be $          .
      The following table summarizes the estimated expenses we will pay and the compensation the selling shareholders will pay:

	Per Share		Total

	Without	With	Without	With
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Expenses payable by us	$	$	$	$
Underwriting discounts and commissions paid by the selling shareholders	$	$	$	$
      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our common stock offered by them.
      Our common stock is quoted on the NASDAQ National Market under the symbol “PORK.”

      Each of us, our directors, executive officers and certain of our other shareholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, each of us will not, during the period ending 90 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in the preceding paragraph do not apply to:

•	the sale of shares to the underwriters;

•	the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•	the grant by us of any award under the 2005 Plan;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares, provided no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	sales of shares of common stock by our directors or executive officers pursuant to any currently existing written trading plan adopted pursuant to Rule 10b5-1 of the Exchange Act;

•	the entry by any of our directors or executive officers into any new written trading plan designed to comply with Rule 10b5-1 of the Exchange Act, provided that no sales or other dispositions may be made during the 90-day restricted period; or

•	transfers of shares of common stock or other securities convertible into or exercisable or exchangeable for common stock to affiliates of such person, provided that the transferee signs and delivers to Morgan Stanley & Co. Incorporated a similar lock-up agreement.
      The 90-day restricted period described above is subject to extension such that, in the event that either (a) during the last 17 days of such restricted period, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of such restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of such period, the “lock-up” restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
      In order to facilitate the offering of our common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position in our common stock for their own account. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, in order to cover any over-allotments or to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in the offering, if the syndicate repurchases previously distributed shares of our common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.
      The Company, the selling shareholders and the underwriters have each agreed to indemnify each other against specified liabilities, including liabilities under the Securities Act.
Relationships with Underwriters
      Prior to this offering, affiliates of Morgan Stanley & Co. Incorporated held            shares of our common stock and warrants to purchase 1,090,223 shares of our common stock, which collectively represented approximately           % of our common stock on a fully diluted basis. Morgan Stanley & Co. Incorporated is serving as one of the managing underwriters in this offering, served as one of the managing underwriters in our initial public offering, served as the dealer manager and solicitation agent in our tender offer for our 9 1/4 % senior notes in fiscal 2006 and has provided other investment banking services to us from time to time for which it has received customary compensation.
VALIDITY
      The validity of the common stock offered hereby will be passed upon for us by Gerard J. Schulte, our General Counsel and Secretary, and Sidley Austin LLP, Chicago, Illinois. Certain legal matters in connection with this offering will be passed upon for the underwriters by Kirkland & Ellis LLP, Chicago, Illinois.
EXPERTS
      The consolidated financial statements as of March 26, 2005 and March 27, 2004 and for each of the three fiscal years in the period ended March 26, 2005 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein elsewhere in the registration statement, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 (including exhibits, schedules and amendments) under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all the information set forth in the registration statement. For further information about us and the shares of common stock to be sold in this offering, you should refer to the registration statement. Statements contained in this prospectus relating to the contents of any contract, agreement, or other document are not necessarily complete. Whenever this prospectus refers to any contract, agreement, or other document, you should refer to the exhibits that are a part of the registration statement for a copy of the contract, agreement, or document.
      We file annual, quarterly and current reports and other information with the SEC. You may read and copy all or any portion of the registration statement or any other information we file at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference rooms. Our SEC filings, including the registration statement, are also available to the public from commercial document retrieval services and at the SEC’s web site (http://www.sec.gov).

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Premium Standard Farms, Inc. and Subsidiaries
Audited Consolidated Financial Statements

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of March 26, 2005 and March 27, 2004	F-3
Consolidated Statements of Operations and Comprehensive Income (Loss) for the three years ended March 26, 2005, March 27, 2004 and March 29, 2003	F-4
Consolidated Statements of Shareholders’ Equity for the three years ended March 26, 2005, March 27, 2004 and March 29, 2003	F-5
Consolidated Statements of Cash Flows for the three years ended March 26, 2005, March 27, 2004 and March 29, 2003	F-6
Notes to the Consolidated Financial Statements	F-7
Unaudited Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheets as of March 26, 2005 and December 24, 2005	F-26
Unaudited Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the 39 weeks ended December 25, 2004 and December 24, 2005	F-27
Unaudited Condensed Consolidated Statements of Cash Flows for the 39 weeks ended December 25, 2004 and December 24, 2005	F-28
Notes to Unaudited Condensed Consolidated Financial Statements	F-29

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of
Premium Standard Farms, Inc. and Subsidiaries
Kansas City, Missouri
      We have audited the accompanying consolidated balance sheets of Premium Standard Farms, Inc. and Subsidiaries (the “Company”) as of March 26, 2005 and March 27, 2004 and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity, and cash flows for each of the three fiscal years in the period ended March 26, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 26, 2005 and March 27, 2004, and the results of their operations and their cash flows for each of the three fiscal years in the period ended March 26, 2005, in conformity with accounting principles generally accepted in the United States of America.
Deloitte & Touche LLP
Kansas City, Missouri
May 10, 2005

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	March 27,	March 26,
	2004	2005

	(In thousands, except
	share and per share
	information)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$—	$10,054
Accounts receivable, less allowance of $676 and $832 in 2004 and 2005, respectively	28,456	33,871
Inventories	167,819	165,363
Deferred income taxes	16,030	8,116
Prepaid expenses and other	3,874	5,270

Total current assets	216,179	222,674
PROPERTY, PLANT, EQUIPMENT AND BREEDING STOCK:
Land and improvements	100,754	101,469
Buildings	295,402	296,569
Machinery and equipment	278,860	284,554
Breeding stock	38,322	39,570
Construction in progress	2,173	12,193

	715,511	734,355
Less- Accumulated depreciation	260,699	307,979

Total property, plant, equipment and breeding stock	454,812	426,376
GOODWILL	75,998	75,998
OTHER LONG-TERM ASSETS:
Deferred financing costs, net	4,201	4,542
Other	7,642	7,376

Total other long-term assets	11,843	11,918

Total assets	$758,832	$736,966

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Checks issued against future deposits	$5,115	$—
Accounts payable	6,332	6,133
Accrued expenses	33,168	49,913
Due to related party	56	29
Income tax payable	37	975
Accrued interest	5,888	4,861
Current maturities of long-term debt and capital leases	833	801

Total current liabilities	51,429	62,712
LONG-TERM LIABILITIES:
Long-term debt and capital leases, less current maturities	285,069	175,287
Other long-term liabilities	6,509	8,151
Deferred income taxes	75,813	83,092

Total long-term liabilities	367,391	266,530

Total liabilities	418,820	329,242
SHAREHOLDERS’ EQUITY:
Preferred stock, $.01 par value, 10,000,000 shares authorized, no shares outstanding	—	—
Class A common stock, $.01 par value; 50,000,000 shares authorized, 14,500,000 shares issued	145	145
Class B common stock, $.01 par value; 50,000,000 shares authorized, 16,428,593 shares issued	164	164
Additional paid-in capital	373,401	373,401
Accumulated other comprehensive loss, net of tax	(54)	—
Retained earnings (deficit)	(33,644)	34,014

Total shareholders’ equity	340,012	407,724

Total liabilities and shareholders’ equity	$758,832	$736,966

The accompanying notes are an integral part of these consolidated financial statements.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Fiscal Year Ended

	March, 29,	March, 27,	March, 26,
	2003	2004	2005

	(In thousands, except share and
	per share information)
NET SALES	$608,414	$730,737	$927,571
COST OF GOODS SOLD	631,870	696,751	774,512

Gross profit	(23,456)	33,986	153,059
OPERATING EXPENSES:
Selling, general and administrative expenses	18,267	17,397	26,068
Other income, net	(2,293)	(597)	(826)

Total operating expenses	15,974	16,800	25,242

Operating income (loss)	(39,430)	17,186	127,817
OTHER (EXPENSE) INCOME:
Interest expense	(24,000)	(24,822)	(20,314)
Interest income	255	122	159

Other expense, net	(23,745)	(24,700)	(20,155)

Income (loss) before income taxes	(63,175)	(7,514)	107,662
INCOME TAX (EXPENSE) BENEFIT
Current tax provision	5,411	(212)	(24,845)
Deferred tax provision	19,164	3,135	(15,159)

Income tax (expense) benefit	24,575	2,923	(40,004)

NET INCOME (LOSS)	$(38,600)	$(4,591)	$67,658

Unrealized gain (loss) on interest rate swap, net of tax	(692)	293	54

COMPREHENSIVE INCOME (LOSS)	$(39,292)	$(4,298)	$67,712

Earnings (loss) per share:
Basic	$(1.25)	$(0.15)	$2.19
Diluted	$(1.25)	$(0.15)	$2.18
Weighted average number of common shares outstanding:
Basic	30,928,593	30,928,593	30,928,593
Diluted	30,928,593	30,928,593	31,015,665
The accompanying notes are an integral part of these consolidated financial statements.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

			Accumulated
		Additional	Other	Retained
	Common	Paid-In	Comprehensive	Earnings
	Stock	Capital	Income (Loss)	(Deficit)	Total

	(In thousands, except share information)
BALANCE, March 30, 2002	$309	$373,366	$345	$9,547	$383,567
Net loss	—	—	—	(38,600)	(38,600)
Unrealized loss on interest rate swap	—	—	(692)	—	(692)
Other	—	20	—	—	20

BALANCE, March 29, 2003	$309	$373,386	$(347)	$(29,053)	$344,295
Net loss	—	—	—	(4,591)	(4,591)
Unrealized gain on interest rate swap	—	—	293	—	293
Other	—	15	—	—	15

BALANCE, March 27, 2004	$309	$373,401	$(54)	$(33,644)	$340,012
Net income	—	—	—	67,658	67,658
Unrealized gain on interest rate swap	—	—	54	—	54

BALANCE, March 26, 2005	$309	$373,401	$—	$34,014	$407,724

The accompanying notes are an integral part of these consolidated financial statements.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOW

	March 29,	March 27,	March 26,
	2003	2004	2005

	(In thousands)
OPERATING ACTIVITIES:
Net income (loss)	$(38,600)	$(4,591)	$67,658
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities—
Depreciation and amortization	61,508	61,306	60,645
Amortization of deferred financing costs	1,546	1,752	1,042
Deferred income taxes	(19,164)	(2,948)	15,194
Net (gain) loss on sale of property, plant, equipment and breeding stock	1,298	(4,651)	(8,640)
Changes in operating assets and liabilities, net-Accounts receivable	(575)	(6,548)	(5,415)
Inventories	(17,237)	(9,417)	2,455
Prepaid expenses and other assets	(1,647)	3,320	(1,077)
Accounts payable, accrued expenses and other liabilities	(4,509)	3,448	18,072

Net cash provided by (used in) operating activities	(17,380)	41,671	149,934

INVESTING ACTIVITIES:
Investment in joint venture	(2,184)	—	—
Purchases of property, plant, equipment and breeding stock	(35,505)	(41,884)	(44,298)
Proceeds from disposal of property, plant, equipment and breeding stock	11,745	18,378	20,730

Net cash used in investing activities	(25,944)	(23,506)	(23,568)

FINANCING ACTIVITIES:
Checks issued against future deposits	5,129	(14)	(5,115)
Proceeds from (payments on) revolving debt, net	46,530	(4,799)	(102,500)
Payments for deferred financing costs	(1,390)	(50)	(1,272)
Repayments on long-term debt	(14,127)	(13,302)	(7,425)

Net cash (used in) provided by financing activities	36,142	(18,165)	(116,312)

Net increase (decrease) in cash and cash equivalents	(7,182)	—	10,054
CASH AND CASH EQUIVALENTS, beginning of period	7,182	—	—

CASH AND CASH EQUIVALENTS, end of period	$—	$—	$10,054

SUPPLEMENTAL DISCLOSURES:
Interest paid	$20,055	$23,014	$20,571
Income tax paid (received)	(4,205)	(4,350)	23,028
The accompanying notes are an integral part of these consolidated financial statements.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Summary of significant accounting policies:
Nature of operations
      On May 2, 2005, PSF Group Holdings, Inc. merged with and into its wholly owned subsidiary, Premium Standard Farms, Inc., with Premium Standard Farms, Inc. being the surviving corporation.
      Premium Standard Farms, Inc. (PSF) is a Delaware company formed in 1996 and is currently 53% owned by ContiGroup Companies, Inc. (CGC). PSF and its subsidiaries, collectively referred to as the Company, are an integrated business engaged principally in the business of hog production and pork processing and selling to domestic and international markets. The Company succeeded the Continental Grain Company North Missouri Pork Operations and PSF Holdings L.L.C. (Holdings) on May 13, 1998, pursuant to a stock purchase transaction.
Fiscal year
      The Company’s fiscal year is the 52 or 53-week period, which ends on the last Saturday in March. The accompanying consolidated statements of operations and comprehensive (loss) income, statements of shareholders’ equity and cash flows include activity from the period of March 31, 2002, through March 29, 2003 (52 weeks), the period of March 30, 2003, through March 27, 2004 (52 weeks), and the period of March 28, 2004, through March 26, 2005 (52 weeks).
Principles of consolidation
      The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Entities in which the Company has ownership of 20 percent to 50 percent and does not control are accounted for using the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.
Use of estimates
      The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.
Revenue recognition
      Revenues from product sales are recorded when title to the goods and risks of ownership has transferred to the customer upon shipment. Net sales reflect units shipped at selling prices reduced by certain sales allowances.
Cash and cash equivalents
      The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying value of cash equivalents approximates market value.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Inventories
      Inventories are valued at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market. Inventories consist of the following (in thousands):

	March 27,	March 26,
	2004	2005

Hogs	$153,340	$147,080
Processed pork products	8,383	13,458
Packaging and supplies	1,779	1,755
Grain, feed additives and other	4,317	3,070

	$167,819	$165,363

Property, plant, equipment and breeding stock
      Depreciation of property, plant, equipment and breeding stock is computed using the straight-line method over the estimated useful lives of the assets as follows:

Years

Land improvements	15 to 20
Buildings	20 to 40
Machinery and equipment	3 to 10
Breeding stock	3
      Assets held under capital leases are classified as property, plant, equipment and breeding stock and amortized over the lease terms. Lease amortization is included in depreciation expense.
      Maintenance, repairs and minor renewals are charged to operations while major renewals and improvements are capitalized.
      Depreciation and amortization expense relating to the Company’s property, plant, equipment and breeding stock amounted to $61,508,000, $61,306,000 and $60,645,000 for fiscal years ended March 29, 2003, March 27, 2004, and March 26, 2005, respectively.
      Capitalized interest relating to the Company’s additions of property, plant, equipment and breeding stock amounted to $365,000, $147,000 and $295,000 for fiscal years ended March 29, 2003, March 27, 2004 and March 26, 2005, respectively. These amounts were capitalized with the related project in property, plant, equipment and breeding stock on the consolidated balance sheets.
Impairment of long-lived assets
      Long-lived assets, primarily property, plant and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value less costs to sell.
Market-risk management instruments
      The Company uses price-risk management techniques to enhance sales and reduce the effect of adverse price changes on the Company’s profitability. The Company’s price-risk management and hedging activities currently are utilized in the areas of forward grain sales and hog production margin management. The

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Company’s currently held commodity contracts do not qualify as hedges for financial reporting purposes. These instruments are marked to market and included in revenue or cost of goods sold in the consolidated statements of operations and comprehensive income (loss).
      The Company held an interest rate swap agreement, which matured on September 30, 2004, in order to effectively convert the base interest rate on the bank term note from variable to a fixed rate. The swap had been designated as a cash flow hedge and qualified for hedge accounting with the changes in fair value recorded in other comprehensive income. See “Derivative instruments and hedging activities” below.
Self-insurance programs
      The Company is self-insured for certain levels of general and vehicle liability, workers’ compensation and health care coverage. The cost of these self-insurance programs is accrued based upon estimated settlements for known and anticipated claims incurred through the balance sheet date. Any resulting adjustments to previously recorded reserves are reflected in current operating results.
Income taxes
      The Company uses the liability method of accounting for income taxes. Under this method, deferred income tax assets and liabilities are determined based on the difference between financial reporting and income tax basis of assets and liabilities using the enacted tax rates. The deferred income tax provision or benefit is based on changes in the asset or liability from period to period.
Fair value of financial instruments
      The fair value of long-term debt and capital lease obligations is determined using quoted market prices from interdealers. At March 27, 2004, and March 26, 2005, the fair value of the Company’s debt was $288,833,000 and $192,908,000, respectively, with a carrying value of $287,084,000 and $177,158,000, respectively.
      Accounts receivable, accounts payable and cash equivalents are carried at historical cost, which approximates fair value.
Goodwill
      The Company follows Statements of Financial Accounting Standards No. 142 (SFAS 142), “Goodwill and Intangible Assets,” which established reporting and accounting standards for goodwill and intangible assets. Under SFAS 142, companies no longer amortize goodwill over the estimated useful life. Goodwill is assessed each year during the second quarter for impairment by applying a fair value based test. No impairment was recorded during the fiscal years ended March 27, 2004 and March 26, 2005.
Deferred financing costs
      Costs associated with debt issuance and amendments of debt facilities are capitalized and amortized using the interest method over the related debt facility life. Accumulated amortization on deferred financing costs at March 27, 2004 and March 26, 2005 was $5,594,000 and $2,280,000, respectively.
Asset retirement obligations
      The Company accrues for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company has determined that it has a legal obligation to close lagoons in the future should the Company ever cease operations or plan to close lagoons voluntarily in

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
accordance with a changed operating plan. Based on estimates and assumptions as to the cost and timing of any potential lagoon closure, the Company has determined and recorded the present value of the projected costs which are not considered material to the consolidated financial statements.
Derivative instruments and hedging activities
      The Company follows Financial Accounting Standards Board Statement No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities” which requires every derivative instrument be recorded in the balance sheet as either an asset or liability at its fair value, and changes in a derivative’s fair value be recognized in current earnings or other comprehensive income.
      The Company believes that its exchange traded commodity contracts serve as economic hedges, however, management has elected not to designate and account for these contracts as hedges. Accordingly, these contracts are marked to market through earnings in the period in which they occur. For the fiscal years ended March 29, 2003, March 27, 2004, and March 26, 2005, gains (losses) marked to market on commodity contracts recognized in revenue for lean hog futures were $1,392,000, $5,344,000, and ($5,909,000), respectively. Gains (losses) recognized in cost of goods sold relating to the hedging of feed components were ($868,000), $6,067,000, and ($3,305,000), respectively. The Company has recorded the fair value of its open exchange traded commodity contracts of $4,918,000 and $2,175,000 in Prepaid Expenses and Other in the consolidated balance sheets at March 27, 2004 and March 26, 2005, respectively.
      During the fiscal year ended March 30, 2002, the Company entered into an interest rate swap agreement in order to effectively convert the base interest rate on the bank term note from variable to a fixed rate. The interest rate swap matured on September 30, 2004. The Company had designated the interest rate swap as a cash flow hedge and had recorded ($88,000) in the consolidated balance sheets relating to the fair value of the swap for fiscal year ended March 27, 2004. For the fiscal year ended March 29, 2003, the Company decreased accumulated other comprehensive income by $692,000, net of $440,000 of deferred taxes. For the fiscal year ended March 27, 2004, the Company increased accumulated other comprehensive income by $293,000, net of $186,000 in deferred taxes, and for the fiscal year ended March 26, 2005, the Company increased accumulated other comprehensive income by $54,000, net of $34,000 in deferred taxes.
Stock-based compensation
      The Company follows the disclosure provisions of Statement of Financial Accounting Standards No. 148 (SFAS 148), “Accounting for Stock-Based Compensation—Transition and Disclosure, and amendment of FASB Statement No. 123.” SFAS 148 requires prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on report results.
      In the fiscal year ended March 31, 2001, the Company’s board of directors authorized an equity incentive plan whereby options have been granted to senior management for the purchase of 994,287 shares of Class B common stock at an exercise price of $11.49 per share. In January 2004, the Company’s board of directors granted an additional 124,287 options at the same exercise price as the previous option grants. In April 2004, 165,715 options were terminated in accordance with the option agreements due to departures of individuals in the plan. All of the outstanding options are fully exercisable at March 26, 2005, except for 55,515, which are exercisable December 31, 2006. At December 31, 2005, 870,002 shares expire, and at December 31, 2010, 82,857 shares expire. No options have been exercised as of March 26, 2005.
      The Company records stock compensation in accordance with Accounting Principles Board Opinion No. 25 (APB 25). For fiscal years ending March 29, 2003, March 27, 2004 and March 26, 2005, the Company recorded compensation expense of $20,000, $15,000 and $0, respectively, in accordance with APB 25. The fair value of stock options granted was calculated using the minimum value method as defined in the Statement of

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Financial Accounting Standards No. 123 (SFAS 123). Under SFAS 123, the pro forma net income is disclosed as if it reflected the estimated fair value of options as compensation at the date of grant or issue over the vesting period. For the fiscal years ended March 29, 2003, and March 26, 2005, there was no pro forma expense as the effect of option grants are recorded in the year of grant. For the fiscal year ended March 27, 2004, on a pro forma basis, net income would not have been impacted by the options granted.
Earnings per share
      Basic earnings per common share (EPS) are computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock. In fiscal years ended March 29, 2003, March 27, 2004, and March 26, 2005, there were 20,482 warrants, with the right to acquire 2,969,878 shares, that were considered antidilutive. In fiscal years ended March 29, 2003, and March 27, 2004, there were 1,077,144 and 1,034,565 options, respectively (based on weighted-average number outstanding during the year), that were considered antidilutive. The following schedule shows computation of net earnings (loss) per share for the last three fiscal years (dollars in thousands, except share and per share information).

	March 29,	March 27,	March 26,
	2003	2004	2005

Basic Computation:
Net income (loss)	$(38,600)	$(4,591)	$67,658
Weighted average common shares outstanding	30,928,593	30,928,593	30,928,593

Basic earnings (loss) per share	$(1.25)	$(0.15)	$2.19

Diluted Computation:
Net income (loss)	$(38,600)	$(4,591)	$67,658
Weighted average common shares outstanding	30,928,593	30,928,593	30,928,593
Net effect of dilutive stock options based on the treasury stock method	—	—	87,072

Outstanding shares for diluted earnings (loss) per share	30,928,593	30,928,593	31,015,665

Diluted earnings (loss) per share	$(1.25)	$(0.15)	$2.18

New accounting pronouncements
      In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151 (SFAS 151), “Inventory Costs—an Amendment of ARB No. 43 Chapter 4.” SFAS 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling be recognized as current-period charges rather than being included in inventory regardless of whether the costs meet the criterion of abnormal as defined in ARB 43. SFAS 151 is applicable for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company will adopt this standard beginning the first quarter of fiscal year 2006 and does not believe the adoption will have a material impact on its financial statements as such costs have historically been expensed as incurred.
      In December 2004, FASB issued SFAS No. 153 (SFAS 153), “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” which addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value accounting for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of an entity are

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
expected to change significantly as a result of the exchange. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is not expected to have a significant impact on the Company’s financial statements.
      In December 2004, FASB issued SFAS No. 123 (revised 2004) (SFAS 123R), “Share-Based Payment.” SFAS 123R sets accounting requirements for “share-based” compensation to employees, requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation issued to employees and disallows the use of the intrinsic value method of accounting for stock compensation. SFAS 123R, as recently amended, is applicable for all fiscal years beginning after June 15, 2005. This statement is effective for the Company beginning fiscal year 2007 and is not expected to have a significant impact on its financial statements with respect to currently issued stock options, but could have a significant impact with respect to options issued in the future.
      In December 2004, FASB issued FASB Staff Position 109-1 (FSP 109-1) “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” FSP 109-1 specifies that a qualified production activities deduction should be accounted for as a special deduction in accordance with SFAS 109. FSP 109-1 was effective upon issuance. The Company is currently evaluating the impact this deduction will have on its results of operations or financial position for subsequent years.
      In March 2005, FASB issued FASB Interpretation No. 47 (“FIN 47”) “Accounting for Conditional Asset Retirement Obligations.” FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company does not expect adoption of FIN 47 to have a material effect on its results of operations or financial position.
Reclassifications
      Certain reclassifications were made to the prior years financial statements to conform to the 2005 presentation.
Risk factors
      There are certain risk factors that can materially impact the Company’s business, financial condition and results of operations. These risks include sensitivity to pork and hog prices, sensitivity to grain commodity prices, environmental factors and legislation, changes in herd productivity and feed efficiency, impact of disease, international market risks, competition, restrictions under corporate farming laws, dependence on favorable labor relations, pork product contamination and product liability claims, distribution channels and consumer preferences.

2.	Shareholders’ equity
Common stock
      There are two classes of common stock which may be issued. Class A common stock was issued to the holders of the outstanding units of Holdings. Class B common stock was issued to CGC. Class A holders have the sole right to vote in the election or for removal, without cause, of four Class A directors. Class B holders have the sole right to vote in the election or for removal, without cause, of five Class B directors. All distributions, dividends and liquidation preferences are equal between the two classes of stock.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Preferred stock
      The Company has authorized 10,000,000 shares at $.01 par value of preferred stock. No shares have been issued or are outstanding. Terms of the preferred stock including voting rights, dividend preference and other limitations or restrictions have yet to be assigned.
Stockholder warrants
      The Company has warrants outstanding entitling the holders to purchase 2,969,878 shares of Class A common stock at an exercise price of $15.21 per share. As of March 26, 2005, all warrants were exercisable and none have been exercised. All unexercised warrants expire on September 17, 2006. Warrant holders are entitled to certain registration rights associated with their ownership.

3.	Accrued expenses
      Accrued expenses are comprised of the following (in thousands):

	March 27,	March 26,
	2004	2005

Salaries and benefits payable	$10,367	$21,373
Workers’ compensation payable	5,087	5,397
Grain and feed	1,626	1,431
Claims reserves	3,541	4,211
Accrued payables and other	12,547	17,501

	$33,168	$49,913

4.	Long-term debt and capital leases
      Long-term debt and capital leases consists of the following (in thousands):

	March 27,	March 26,
	2004	2005

Senior unsecured notes, due on June 15, 2011, interest at 9.25% (9 1/4 % Notes), interest payable semiannually	$175,000	$175,000
Revolving loan, due on August 21, 2004, interest at variable rates (ranging from 3.875% to 5.25% at March 27, 2004)	65,000	—
Term loan, due on August 21, 2005, interest based on LIBOR rates plus 2.875% ($18,750 fixed with a swap agreement for 5.8875%, $25,000 at 4.0625% at March 27, 2004), payable in quarterly installments of $6,250 beginning September 30, 2003	43,750	—
Capital leases	3,334	2,158

Total debt and capital leases	287,084	177,158
Less—Unamortized discount on senior notes	1,182	1,070
Less—Current portion	833	801

Long-term debt and capital leases	$285,069	$175,287

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Future maturities of long-term debt and capital leases are as follows (in thousands), as adjusted for the Tender Offer discussed below:

Fiscal Year

2006	$801
2007	814
2008	449
2009	86
2010	173,008
Thereafter	2,000

$177,158

      The indenture associated with the $175,000,000 9 1/4 % Notes limits the Company’s ability, among other things, to incur additional debt, pay dividends, acquire shares of capital stock, make payments on subordinated debt or make certain investments. In addition, the indenture places limitations on the Company’s ability to: make distributions from subsidiaries, issue or sell capital stock of subsidiaries, issue guarantees, sell or exchange assets, enter into transactions with shareholders and affiliates, create liens, and effect mergers.
      The 9 1/4 % Notes may be redeemed beginning on June 15, 2006, at an initial redemption price of 104.625 percent of their principal amount plus accrued interest, declining to 100 percent on and after June 15, 2009. In addition, before June 15, 2004, up to 35 percent of the notes may be redeemed at a price of 109.25 percent of principal plus accrued interest, using proceeds from the sale of capital stock.
      Although the 9 1/4 % Notes were issued by Premium Standard Farms, Inc., its former parent, PSF Group Holdings, Inc. and Premium Standard Farms, Inc.’s wholly owned subsidiaries, fully and unconditionally jointly and severally guarantee Premium Standard Farms, Inc.’s obligation to pay principal and interest on these notes. On May 2, 2005, PSF Group Holdings, Inc. merged with and into its wholly owned subsidiary, Premium Standard Farms, Inc. being the surviving corporation. Prior to May 2, 2005, supplemental consolidating financial information is not presented as the former parent company had no independent assets or operations and less than 3 percent of the total assets existed in non-guarantor subsidiaries.
      On May 9, 2005, the Company completed a tender offer and consent solicitation (the “Tender Offer”) with respect to the 9 1/4% Notes pursuant to which the Company purchased $173,000,000 principal amount of the aggregate $175,000,000 of the 9 1/4% Notes previously outstanding and eliminated substantially all of the restrictive covenants relating to the remaining 9 1/4% Notes. The purchase price and related consent payment was $197.2 million based on a price determined generally by discounting the redemption price of the 9 1/4% Notes when they may be first called on June 15, 2006 (i.e., $1,046.25 per $1,000 9 1/4 % Note) to present value using the market yield of a comparable U.S. treasury note as of April 19, 2005 plus 0.50%, including accrued interest of $6.4 million. The Tender Offer was financed through borrowings under the existing bank credit agreement and available cash and will result in a charge of approximately $21.8 million to be recognized in the first quarter of fiscal year 2006.
      The Company had a bank credit agreement that included a term loan and revolving loan. On April 9, 2004, the Company entered into an amended and restated loan and security agreement (the “credit agreement”) with U.S. Bank National Association as a lender and agent for the other lenders, which provided for a $175.0 million revolving credit facility. The amount available under the revolving credit facility is determined by a borrowing base formula derived from the sum of eligible accounts receivable, a fixed asset component and a formula for inventory based on the lower of cost or market valuation. At March 26, 2005, the Company had no borrowings outstanding under the credit agreement, $11.2 million in letters of credit and $163.8 million available for borrowing. All borrowings under the revolving credit facility mature on April 9, 2009.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      On April 20, 2005, the Company amended the credit agreement to reduce the applicable margin and to permit:

•	the contemplated initial public offering of shares of common stock by certain holders thereof,

•	the merger of PSF Group Holdings, Inc., the former parent, with and into the Company, and

•	the Tender Offer for the Existing Notes.
      As of May 9, 2005, the credit agreement was amended to provide for extension of credit not to exceed $220.0 million from the previous limit of $175.0 million.
      Borrowings under the credit agreement are secured by a first priority security interest in, and mortgages on, substantially all of inventory, breeding stock and receivables, as well as the production and processing facilities.
      Amounts borrowed under the credit agreement bear interest at fluctuating rates. These rates are based on the agent’s base rate (the greater of the agent’s prime rate or the federal funds rate plus one half of one percent) or LIBOR plus, in each case, an applicable margin, ranging from 0.0% to 3.0% determined by the leverage ratio.
      Letter-of-credit fees are based on the applicable margin and are paid quarterly only on outstanding letter-of-credit amounts. In addition, the revolving credit facility provides for an annual administration fee to be paid to the agent, and a quarterly non-use fee payable to the lenders calculated on the average daily unused amount under the revolving credit facility.
      The credit agreement contains both negative and affirmative covenants. The credit agreement contains the following affirmative covenants, among others: delivery of financial and other information to the agent, notice to the agent upon the occurrence of certain material events, and maintenance of earnings before interest, taxes, depreciation and amortization (“EBITDA”) and a maximum leverage ratio. Both the EBITDA and maximum leverage ratio covenants are based on a four quarter minimum rolling EBITDA average during the most recent eight quarters. The Company is required under the credit agreement to maintain EBITDA, as defined in the credit agreement, of at least $55,000,000 as of the end of each quarter in fiscal year 2006 and $60,000,000 as of the end of each fiscal quarter thereafter. The maximum leverage ratio (based on the EBITDA calculation) as of the end of each fiscal year cannot be greater than 6.0-to-1.0 as of the end of each quarter through fiscal year 2006, 5.0-to-1.0 as of the end of each quarter in fiscal year 2007 and 4.0-to-1.0 as of the end of each fiscal quarter thereafter. At March 26, 2005, the Company was in compliance with all covenants under the credit agreement.
      In addition, the credit agreement contains the following negative covenants, among others: limitations on encumbrances, disposal of assets, acquisitions, additional indebtedness, capital investment and pre-payment of subordinated debt. The credit agreement limits also the amount of cash dividends the Company may pay to $15 million annually.
      The credit agreement specifies certain events of default, including, among others: failure to pay principal, interest or other amounts, violation of covenants, inaccuracy of representations and warranties, default with respect to other material indebtedness, certain bankruptcy and insolvency events and certain undischarged judgments.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.	Income taxes
      A reconciliation of statutory federal income tax and income tax expense is shown below (in thousands):

	Fiscal Year Ended

	March 29,	March 27,	March 26,
	2003	2004	2005

Current income tax (expense) benefit—
Amount based on federal statutory rate	$5,419	$(190)	$(22,715)
State income taxes, net of federal	(8)	(22)	(2,652)
Other items	—	—	522

Current income tax (expense) benefit	5,411	(212)	(24,845)

Deferred income tax (expense) benefit—
Amount based on federal statutory rate	15,365	2,662	(14,967)
State income taxes, net of federal	3,799	473	(1,654)
Change in estimated deferred tax rates	—	—	1,462

Deferred income tax (expense) benefit	19,164	3,135	(15,159)

Total income tax (expense) benefit	$24,575	$2,923	$(40,004)

      Components of the net deferred tax balances are as follows (in thousands):

	March 27,	March 26,
	2004	2005

Net current deferred tax assets—
Goodwill	$208	$202
Inventory	1,654	1,544
Other accruals and reserves	7,568	6,151
Net operating loss carryforwards	6,600	219

Net current deferred tax assets	$16,030	$8,116

Net long-term deferred tax liabilities—
Fixed assets	$(90,730)	$(86,560)
Net operating loss carryforwards	13,100	—
Goodwill	864	640
Other	953	2,828

Net long-term deferred tax liability	$(75,813)	$(83,092)

      At March 26, 2005, the Company has no federal operating loss carryforwards.
      The amount of income taxes the Company pays is subject to ongoing audits by federal and state tax authorities, which may result in proposed assessments. The Company’s estimate for the potential outcome for any uncertain tax issue is highly judgmental. The Company believes it has adequately provided for any reasonable foreseeable outcome related to these matters. However, the Company’s future results may include favorable or unfavorable adjustments to estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire. Additionally, the jurisdictions in which the Company’s earnings or deductions are realized may differ from current estimates.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Investments in partnerships
      The Company has a 50 percent ownership interest in the L&H Farms partnership. L&H Farms partnership is in the business of breeding and raising hogs in rural North Carolina. The Company accounts for the earnings and losses of the partnership using the equity method of accounting. As of March 27, 2004, and March 26, 2005, the investment in the L&H Farms partnership was $1,184,000 and $1,461,000, respectively, and is included in other long-term assets in the consolidated balance sheets. The Company’s share of the partnership’s (losses) earnings was ($240,000) for fiscal year ended March 29, 2003, $291,000 for fiscal year ended March 27, 2004, and $627,000 for fiscal year ended March 26, 2005. These amounts are included in other income, net, in the consolidated statements of operations and comprehensive income.
      In addition, the Company has a 60 percent ownership in L&S Farms, a general partnership, in the business of breeding and raising hogs in rural North Carolina. The Company consolidates this operation for financial reporting purposes. Minority interest of $113,000 for fiscal year ended March 29, 2003, $166,000 for fiscal year ended March 27, 2004, and $289,000 for fiscal year ended March 26, 2005, was charged to other income, net, in the consolidated statements of operations and comprehensive income. As of March 27, 2004, and March 26, 2005, the minority interest obligation was $515,000 and $671,000, respectively, recorded in other long-term liabilities in the consolidated balance sheets.
      On March 28, 2003, the Company funded a 50 percent ownership interest in Oldham’s LLC (Oldham’s) for $2,184,000, which subsequently was finalized on April 4, 2003. Oldham’s is in the business of processing sows and producing raw materials for sausage products. The Company accounts for the earnings and losses of Oldham’s using the equity method of accounting. As of March 27, 2004, and March 26, 2005, the investment in Oldham’s was $2,308,000 and $1,850,000, respectively, and is included in other long-term assets in the consolidated balance sheets. The Company’s share of Oldham’s earnings was $327,500 and $327,600 for fiscal years ended March 27, 2004 and March 26, 2005, respectively. These amounts are included in other income, net, in the consolidated statements of operations and comprehensive income.
      The Company has a 50 percent ownership interest in Crystal Peak Technologies, LLC (CPT) formed by the Company and Crystal Peak Farms, Inc to develop and market technologies for the processing of animal waste. Both the Company and Crystal Peak Farms contributed patents and other technology to this LLC. The Company accounts for the earnings and losses of CPT using the equity method of accounting. As of March 27, 2004, and March 26, 2005, the investment in CPT was $0 and $46,500, respectively, and is included in other long-term assets in the consolidated balance sheets. The Company’s share of the partnership’s earnings was $46,500 for fiscal year ended March 26, 2005. This amount is included in other income, net, in the consolidated statements of operations and comprehensive income.

7.	Related parties
      The Company has contracted with ContiGroup to provide certain services pursuant to an amended and restated services agreement and a contract grower finish agreement. Under these agreements, ContiGroup provides purchasing assistance, legal services, employee benefits, payroll and grow finishing services to the Company. For fiscal years ended March 29, 2003, March 27, 2004, and March 26, 2005, the total amount of these expenses and other related-party expenses with CGC were $5,331,000, $5,389,000, and $4,868,000, respectively. At March 27, 2004, and March 26, 2005, the Company recorded amounts due to related party for these items of $56,000 and $29,000, respectively, included in the consolidated balance sheets.
      During fiscal year ended March 25, 2000, an agreement was entered into with CGC to pay $1,000,000 annually for five years, in consulting fees to CGC for work done in the settlement agreement with the attorney general of Missouri (Note 10). The Company paid the final installment in fiscal 2004.
      The Company leases farmland and hog production buildings from the former owners of Lundy, one of whom was a board member of PSF, Inc. until such member resigned in September 2003, under a capital lease

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
agreement that existed prior to the acquisition. The capital lease obligation as of March 27, 2004, and March 26, 2005 was $1,729,000 and $1,384,000, respectively, and is included in long-term debt and capital leases in the consolidated balance sheets.

8.	Commitments
      The Company enters into forward grain purchase contracts with market risk in the ordinary course of business. In the opinion of management, settlement of such commitments, which were open at March 27, 2004 and March 26, 2005, will have no adverse impact on the financial position or results of operations of the Company.
      The Company utilizes forward contracts, as well as exchange traded futures and options contracts, to establish adequate supplies of future grain purchasing requirements and minimize the risk of market fluctuations. These contracts are dependent on fluctuations in the grain, lean hog, and natural gas commodity markets. Market risk resulting from a position in a particular contract may be offset by other on or off-balance-sheet transactions. The Company continually monitors its overall market position. Fair values of futures and options, and gross contract or notional amounts of forward contracts, in place as of March 26, 2005 are as follows (in thousands except wtd.-avg. price/unit):

	Contract	Volumes	Wtd.-avg.	Fair
	Quantity	Units	Price/Unit	Value

Futures Contracts
Corn purchases—long	3,555	bushels	2.15	$(159)
Corn sales—short	205	bushels	2.36	(3)
Soybean meal purchases—long	3	tons	192.32	(13)
Lean hog sales—short	158,280	pounds	0.77	1,796
Lean hog purchases—long	8,280	pounds	0.68	667
Wheat sales—short	130	bushels	3.51	8
Pork belly purchases—long	200	pounds	0.92	(5)
Option Contracts
Corn puts—short	1,500	bushels	$2.15	$(133)
Corn calls—short	800	bushels	2.80	(10)
Corn calls—long	2,425	bushels	2.32	67
Meal calls—long	9	tons	197.22	31
Meal puts—short	9	tons	214.44	(9)
Lean hog calls—short	18,200	pounds	0.77	(405)
Lean hog puts—short	2,400	pounds	0.70	(25)
Lean hog puts—long	21,080	pounds	0.70	370

	Contract	Volumes	Wtd.-avg.	Notional
	Quantity	Units	Price/Unit	Amount

Forward Contracts
Corn	3,660	bushels	$2.35	$8,602
Meal	9	tons	202.67	1,787
      Substantially all these contracts expire within one year.
      The Company leases rolling stock and certain equipment under noncancelable operating leases. Rental expense under operating leases was approximately $6,861,000, $7,335,000 and, $6,453,000, in the fiscal years

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
ended March 29, 2003, March 27, 2004, and March 26, 2005, respectively. Future minimum rental commitments at March 26, 2005, are as follows (in thousands):

2006	$5,498
2007	4,075
2008	3,098
2009	2,294
2010	1,619
Thereafter	2,165

$18,749

      At the Company’s Clinton, North Carolina pork processing facility, the Company has contracts with producers to provide this facility with market hogs for the amount the Company’s hog production operations cannot provide in order to meet this facility’s processing needs. These contracts vary in length but are all based on a market price and grade and yield formula. Over the next 5 years the Company is contracted to purchase approximately 1,260,000 market hogs under these contracts.
      The Company also has contracts with two large processors to sell the Company’s hogs produced from its Texas hog production operations in which the Company is to deliver approximately 500,000 hogs annually.

9.	Employee benefit plans
      The Company has a 401(k) plan covering substantially all employees meeting certain minimum service requirements. The plan allows all qualifying employees to contribute up to 60 percent of employee compensation limited to the tax deferred contribution allowable by the Internal Revenue Code. The Company matches 100 percent of the employee’s contribution up to 3 percent of employee compensation and 50 percent of the employee’s next 2 percent of employee compensation, for a maximum company match of 4 percent of employee compensation. Effective January 1, 2000, the Company amended its 401(k) plan from a three-year cliff-vesting period to a 100 percent immediate vesting. Employer contribution expense related to the plan was approximately $1,870,000, $1,878,000 and $2,001,000 for the fiscal years ended March 29, 2003, March 27, 2004, and March 26, 2005, respectively.
      The Company has a long-term incentive plan with performance thresholds tied to return on net assets in place for key executives selected by the compensation committee. At March 27, 2004, the Company had no liability recorded for the long-term incentive plan. At March 26, 2005, the Company had a liability recorded of $2,020,000 in other long-term liabilities toward the long-term incentive plan. The Company expensed $2,020,000, in the fiscal year ended March 26, 2005. In fiscal year ended March 29, 2003, the Company credited the amount of $1,507,000 accrued for the year ended March 30, 2002, due to the probability of the Company not meeting its minimum requirement for payout because of its fiscal year 2003 performance.
      The Company has a deferred compensation plan which is restricted to a select group of management employees. Under the plan, participating employees are allowed to defer payment of compensation awarded under the long-term incentive plan until a date elected by the employee in accordance with the plan. The plan generally allows payment in the form of a single lump sum or ten substantially equal annual installments following the date of payment. At March 27, 2004 and March 26, 2005, the plan had $1,501,000 and $759,000, respectively, of investments held by an independent trustee. The investments are classified as trading and are reflected in other long-term assets with a corresponding liability included in other long-term liabilities in the consolidated balance sheets.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company has a nonqualified, unfunded special executive retirement plan for certain key executives. Benefits generally accrue based on pay and years of credited service. Specific data related to the plan is as follows ($ in thousands):

	March 27,	March 26,
	2004	2005

Accumulated benefit obligation	$ 1,831	$ 1,950
Change in benefit obligation during year
Projected benefit obligation, beginning of fiscal year	$ 2,378	$ 2,630
Service cost	468	278
Interest cost	155	110
Actuarial gain (including assumption changes)	(371)	(735)
Plan amendment	—	(295)

Projected benefit obligation, end of fiscal year	$ 2,630	$ 1,988
Reconciliation of funded status as end of fiscal year
Funded status, beginning of fiscal year	$(2,630)	$(1,988)
Unrecognized prior service cost	508	182
Unrecognized net (gain) loss	75	(620)

Accrued cost, end of fiscal year	$(2,047)	$(2,426)
Components of net periodic pension cost
Service cost	$ 468	$ 278
Interest cost	155	110
Amortization of prior service cost	46	32
Amortization of unrecognized (gain) loss	24	(40)

Pension cost	$ 693	$ 380
Weighted average assumption used to determine benefit obligation
Discount rate	6.00%	5.75%
Salary increases	3.50%	3.50%
Weighted average assumptions used to determine net periodic pension cost
Discount rate	6.25%	6.00%
Salary increases	4.50%	3.50%
Measurement date	March 30	March 30
Fiscal period	to March 27	to March 26
      The following benefit payments, which reflect expected future service as appropriate, are expected to be paid:

Expected Benefit
Year	Payments

2006	$—
2007	—
2008	43,000
2009	43,000
2010	43,000
2011-2015	235,000

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Litigation
Environmental matters
      In order to settle enforcement actions and citizens suits, and to ensure that the Company, the regulatory agencies, and independent experts all agree that the Company is implementing appropriate advanced technology, the Company has entered into consent decrees with the State of Missouri, and with the federal government and a citizens group. The decrees have generally required that the Company pay penalties to settle past alleged regulatory violations, and the decrees and the voluntary agreement require that the Company research, develop, and implement new technologies for environmental controls at the Missouri operations.
      In 1999, the Company entered into a consent decree to settle a suit filed by the State of Missouri. The settlement required the Company to invest $25 million in capital expenditures on what was characterized in the decree as “Next Generation Technology” for researching, installing and operating improved technology to control wastewater, air and odor emissions from the Missouri farms. The proposed technologies were to be approved by a panel of independent university experts and were to be completed by 2004. In 2002, the State of Missouri filed a suit against the Company for alleged new violation of air and water regulations. The Company settled that matter by entering into a second consent decree in 2004. The 2004 consent decree required the Company to pay a civil penalty of $333,000. It also modified the 1999 consent decree by (i) removing the $25 million spending requirement, instead specifying that Next Generation Technology be installed on the 11 largest farms and (ii) extending the schedule to implement Next Generation Technology from 2004 until 2010, in each case to ensure that the technology the Company installs will be effective in reducing impacts to the environment. As a result of the 2004 consent decree, the Company now estimates that it will invest approximately $33 million in Next Generation Technology by the 2010 deadline, of which $8.4 million has been spent as of March 26, 2005. Included in this commitment is a fertilizer plant in northern Missouri that will convert solid waste into commercial grade fertilizer. The fertilizer plant construction should be complete within the first quarter of fiscal year 2006, and the Company has spent $7.8 million to date of an estimated $9.6 million to complete the plant.
      Two nuisance suits were filed against ContiGroup and the Company during the second quarter of fiscal year 2003 in the Circuit Court of Jackson County, Kansas City, Missouri (Steven Adwell, et al. vs. PSF, et al., and, Michael Adwell, et al. vs. PSF, et al.). Two other nuisance lawsuits were filed in March of 2004 by the same attorney (Fred Torrey, et al. vs. PSF, et al., and, Doyle Bounds, et al. vs. PSF, et al.). Two additional nuisance suits were filed in May 2004 in Daviess County Circuit Court, Gallatin, Missouri entitled Vernon Hanes et al. v. Premium Standard Farms, Inc. et al. and Steve Hanes et al. v. Premium Standard Farms, Inc., et al. There are multiple plaintiffs in each suit, who claim to live near swine farms owned or under contract with the Company. Plaintiffs allege that odors from these farms interfered with the plaintiffs’ right to use and have quiet enjoyment of their respective properties. The Company believes it has good defenses to these actions and intends to vigorously defend these suits.
      On May 18, 2004 the same lawyer who filed the Adwell, Bounds and Torrey lawsuits filed a class action lawsuit (Daniel Herrold, et al. and Others Similarly Situated v. ContiGroup Companies, Inc, Premium Standard Farms, Inc., and PSF Group Holdings, Inc.) in the Circuit Court of Jackson County, Kansas City, Missouri. The action seeks to create a class of plaintiffs living within 10 miles of the Company’s farms in northern Missouri, including contract grower farms, who are alleged to have suffered interference with their right to use and have quiet enjoyment of their respective properties. The Company has removed this case to the U.S. District Court in Kansas City, Missouri. The Company believes it has good defenses to these actions and intends to vigorously defend this suit.
      In 1998, the Company engaged in a series of transactions with ContiGroup pursuant to which it purchased from ContiGroup its North Missouri Farms hog production operations and ContiGroup purchased a 51.0% ownership interest in the Company (the 1998 ContiGroup transaction). To the extent that

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
ContiGroup incurs any liability in the above described nuisance litigation, the Company assumed that liability pursuant to the terms of the 1998 ContiGroup transaction.
Other legal matters
      On November 30, 2004, International Casings Group (“ICG”) filed an action against the Company in the Federal Court in Kansas City, Missouri (International Casings Group, Inc. vs. Premium Standard Farms, Inc.) seeking a preliminary injunction and specific performance of a contract by which the Company sold product from its Clinton and Milan plants to ICG. The Company believed it had terminated its contractual relations with ICG, but the Court has granted ICG a preliminary injunction. The Company believes it has good defenses to this action and intends to vigorously defend this suit.
      In addition, the Company is involved from time to time in routine litigation incidental to its business. Although no assurance can be given as to the outcome or expense associated with any of these routine proceedings, the Company believes that none of the currently pending proceedings should, individually or in the aggregate, have a material adverse effect on its financial statements.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	Segment information
      The Company operates a vertically integrated business with five operating segments which are aggregated into two reportable segments, Pork Processing and Hog Production. The Pork Processing segment sells fresh and value-added pork products to food retailers, distributors, wholesalers, further processors, pharmaceutical and animal feed manufacturers in both domestic and international markets. The Hog Production segment supplies a majority of the live hogs used in the Pork Processing segment and sells the excess production to other hog processing operations. Intersegment live hog sales are based on market prices. The following tables present specific financial information about each segment as reviewed by the Company’s management. The Corporate and Other classification in the following tables represent unallocated corporate expenses and assets, deferred and current taxes, interest expense and intersegment elimination (in thousands):

	Pork	Hog	Corporate
	Processing	Production	and Other	Total

Fiscal 2003:
Net sales	$553,566	$355,620	$(300,772)	$608,414
Intersegment sales	(3,213)	(297,559)	—	—
Operating income (loss)	34,444	(63,134)	(10,740)	(39,430)
Assets	196,926	549,529	32,607	779,062
Goodwill	25,020	50,978	—	75,998
Depreciation and amortization	15,278	45,270	960	61,508
Capital expenditures	5,076	29,903	526	35,505
Fiscal 2004:
Net sales	$663,530	$452,321	$(385,114)	$730,737
Intersegment sales	(2,936)	(382,178)	—	—
Operating income (loss)	34,695	(4,249)	(13,260)	17,186
Assets	195,366	534,724	28,742	758,832
Goodwill	25,020	50,978	—	75,998
Depreciation and amortization	15,718	44,793	795	61,306
Capital expenditures	9,911	31,101	872	41,884
Fiscal 2005:
Net sales	$850,764	$628,938	$(552,131)	$927,571
Intersegment sales	(2,122)	(550,009)	—	—
Operating income	24,715	123,379	(20,277)	127,817
Assets	196,854	507,516	32,596	736,966
Goodwill	25,020	50,978	—	75,998
Depreciation and amortization	15,785	44,021	839	60,645
Capital expenditures	8,366	35,013	919	44,298

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Geographic information
      No individual foreign country or customer accounts for 10 percent or more of sales to external customers. The following table provides a geographic summary of the Company’s net sales based on the location of product delivery (in thousands):

	2003	2004	2005

United States	$557,764	$675,745	$832,191
Far East	37,013	35,389	56,826
Europe and Russia	139	357	449
Canada	8,544	9,075	14,575
Mexico and South America	4,954	10,171	23,530

Totals	$608,414	$730,737	$927,571

      All of the Company’s assets are located within the United States.

12.	Quarterly results of operations (unaudited in thousands, except share and per share information):
      The following represents the unaudited quarterly results of operations for fiscal years 2004 and 2005. All amounts are expressed in thousands, except share and per share information.

	First	Second	Third	Fourth

Fiscal 2004—
Net sales	$171,132	$178,310	$199,766	$181,529
Gross profit	7,532	12,632	9,043	4,779
Net (loss) income	(1,741)	1,417	(751)	(3,516)
(Loss) earnings per share:
Basic	$(0.06)	$0.05	$(0.02)	$(0.11)
Diluted	$(0.06)	$0.05	$(0.02)	$(0.11)
Weighted average number of common shares outstanding:
Basic	30,928,593	30,928,593	30,928,593	30,928,593
Diluted	30,928,593	30,928,593	30,928,593	30,928,593
Fiscal 2005—
Net sales	$212,136	$218,831	$246,759	$249,845
Gross profit	24,277	29,980	48,600	50,202
Net income	9,389	11,894	22,996	23,379
Earnings per share:
Basic	$0.30	$0.38	$0.74	$0.76
Diluted	$0.30	$0.38	$0.74	$0.75
Weighted average number of common shares outstanding:
Basic	30,928,593	30,928,593	30,928,593	30,928,593
Diluted	30,979,418	31,003,146	31,026,775	31,049,167

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Subsequent events
      On May 2, 2005, the former parent, PSF Group Holdings, merged with and into its wholly owned subsidiary Premium Standard Farms, Inc., with Premium Standard Farms, Inc. being the surviving corporation. In connection with the merger the Company adopted PSF Group Holdings’ Certificate of Incorporation (the “Certificate”). Immediately prior to the merger, the Certificate was amended to increase PSF Group Holdings’ authorized capital to 50,000,000 shares of Class A Common Stock, 50,000,000 shares of Class B Common Stock and 10,000,000 shares of Preferred Stock.
      On May 6, 2005, the board of directors of the Company authorized a 145-for-1 stock split effected in the form of a stock dividend to shareholders of record at the close of business on May 6, 2005, the record date. The Company issued approximately 30,715,000 shares of Class A and Class B common stock as a result of the stock split. All references to the number of shares and per share amounts of common stock have been restated to reflect the stock split. The Company reclassified an amount equal to the par value of the number of shares issued to common stock from additional paid-in capital.
      As discussed in Note 4, on April 20, 2005 and May 9, 2005, the Company amended its credit agreement in connection with the Tender Offer and transactions described above and increased the availability under the credit agreement to $220 million. The Company also on May 9, 2005 entered into a ten-year $125 million swap agreement which will convert the interest on these loans to an effective fixed interest rate of approximately 5.9%.
      On May 10, 2005, Premium Standard Farms of North Carolina, Inc., a wholly owned subsidiary, merged with and into Premium Standard Farms, Inc., with Premium Standard Farms, Inc. being the surviving corporation.
      The Company filed a S-1 registration statement with the Securities and Exchange Commission (“SEC”) on March 11, 2005. The S-1 registration statement relates to a contemplated initial public offering in which shares will be sold by certain shareholders of the Company. It is contemplated that in connection with the initial public offering, the Company’s charter will be amended to cause all shares of common stock to be a single class with directors being elected by the vote of holders of common stock generally. The Company anticipates the S-1 registration statement will become effective subsequent to year end.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
March 26, 2005 and December 24, 2005

	March 26,	December 24,
	2005	2005

	(In 000’s)
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,054	$4,061
Accounts receivable, net	33,871	37,098
Inventories	165,363	169,753
Deferred income taxes	8,116	7,517
Income tax receivable	—	1,084
Prepaid expenses and other	5,270	5,376

Total current assets	222,674	224,889
PROPERTY, PLANT, EQUIPMENT AND BREEDING STOCK:
Land and improvements	101,469	102,258
Buildings	296,569	298,469
Machinery and equipment	284,554	300,686
Breeding stock	39,570	44,608
Construction in progress	12,193	8,199

	734,355	754,220
Less- accumulated depreciation	307,979	343,466

Total property, plant, equipment and breeding stock	426,376	410,754
GOODWILL	75,998	75,998
OTHER LONG-TERM ASSETS:
Deferred financing costs, net	4,542	2,244
Other	7,376	9,521

Total other long-term assets	11,918	11,765

Total assets	$736,966	$723,406

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Checks issued against future deposits	$—	$3,806
Accounts payable	6,133	7,615
Accrued expenses	49,913	44,228
Dividends payable	—	911
Due to related party (including dividends payable of $986 and $0)	29	1,298
Federal income tax payable	975	—
Accrued interest	4,861	1,016
Current maturities of long-term debt and capital leases	801	861

Total current liabilities	62,712	59,735
LONG-TERM LIABILITIES:
Long-term debt and capital leases, less current maturities	175,287	127,698
Other long-term liabilities	8,151	6,384
Deferred income taxes	83,092	80,491

Total long-term liabilities	266,530	214,573

Total liabilities	329,242	274,308
SHAREHOLDERS’ EQUITY:
Common stock	309	316
Additional paid-in capital	373,401	377,653
Accumulated other comprehensive income, net of tax	—	1,413
Retained earnings	34,014	69,716

Total shareholders’ equity	407,724	449,098

Total liabilities and shareholders’ equity	$736,966	$723,406

The accompanying notes are an integral part of the condensed consolidated financial statements.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
AND COMPREHENSIVE INCOME (LOSS)
39 Weeks Ended December 25, 2004 and December 24, 2005

	39 Weeks Ended

	December 25,	December 24,
	2004	2005

	(In 000’s except share
	and per share data)
	(Unaudited)
NET SALES	$677,725	$701,437
COST OF GOODS SOLD	574,869	586,897

Gross profit	102,856	114,540
Selling, general and administrative expenses	15,436	20,451
Loss on early extinguishment of debt	—	21,707
Other income	(875)	(553)

Operating income	88,295	72,935
INTEREST EXPENSE (INCOME):
Interest expense	15,908	7,379
Interest income	(80)	(243)

Interest expense, net	15,828	7,136

Income before income taxes	72,467	65,799
Income tax expense	28,190	24,443

NET INCOME	$44,277	$41,356

Unrealized gain on interest rate swap, net of tax	54	1,413

COMPREHENSIVE INCOME	$44,331	$42,769

Earnings per share:
Basic	$1.43	$1.34
Diluted	$1.43	$1.32
Weighted average number of common shares outstanding:
Basic	30,928,593	30,974,874
Diluted	31,046,760	31,273,279
Dividends declared per share	$—	$0.18
The accompanying notes are an integral part of the condensed consolidated financial statements.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
39 Weeks Ended December 25, 2004 and December 24, 2005

	December 25,	December 24,
	2004	2005

	(In 000’s)
	(Unaudited)
OPERATING ACTIVITIES:
Net income	$44,277	$41,356
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	45,507	45,373
Stock-based compensation	—	741
Amortization of deferred financing costs	791	377
Write-off of deferred financing costs	—	3,945
Deferred income taxes	16,513	(2,907)
Excess tax benefits from share-based payment arrangements	—	(1,690)
Net gain on sale of property, plant, equipment and breeding stock	(5,463)	(5,903)
Changes in operating assets and liabilities, net:
Accounts receivable	(7,520)	(3,227)
Inventories	(5,100)	(4,390)
Prepaid expenses and other assets	135	67
Accounts payable, accrued expenses and other liabilities	5,578	(8,073)

Net cash provided by operating activities	94,718	65,669

INVESTING ACTIVITIES:
Purchases of property, plant, equipment and breeding stock	(33,691)	(36,728)
Proceeds from disposal of property, plant, equipment and breeding stock	14,288	12,879

Net cash used in investing activities	(19,403)	(23,849)

FINANCING ACTIVITIES:
Checks issued against future deposits	5,123	3,806
Excess tax benefits from share-based payment arrangements	—	1,690
Dividends paid	—	(3,758)
Payments on revolving debt	(72,272)	—
Proceeds from term loan	—	125,000
Payments for deferred financing costs	(1,272)	(953)
Repayments on long-term debt	(6,894)	(173,598)

Net cash used in financing activities	(75,315)	(47,813)

Net decrease in cash and cash equivalents	—	(5,993)
CASH AND CASH EQUIVALENTS, beginning of period	—	10,054

CASH AND CASH EQUIVALENTS, end of period	$—	$4,061

SUPPLEMENTAL DISCLOSURES:
Interest paid	$19,999	$11,040
Income tax paid	11,747	27,718
Noncash operating activities—
Fair value of interest rate swap	—	2,317
Noncash financing activities—
Dividend payable	—	1,897
Conversion of incentive plan to restricted stock	—	1,829
The accompanying notes are an integral part of the condensed consolidated financial statements.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 1—Basis of presentation
      On May 2, 2005, the former parent, PSF Group Holdings, merged with and into its wholly owned subsidiary Premium Standard Farms, Inc., with Premium Standard Farms, Inc. being the surviving corporation. In connection with the merger the Company adopted PSF Group Holdings’ Certificate of Incorporation (the “Certificate”).
      On May 10, 2005, Premium Standard Farms of North Carolina, Inc., a wholly owned subsidiary, merged with and into Premium Standard Farms, Inc., with Premium Standard Farms, Inc. being the surviving corporation.
      The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the accounting policies described in the Premium Standard Farms, Inc. and Subsidiaries (the “Company”) consolidated financial statements for the year ended March 26, 2005 filed with the Securities and Exchange Commission on Form 10-K. It is suggested that this report be read in conjunction with those consolidated statements. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. The year-end financial statements presented were derived from the Company’s audited financial statements. In the opinion of management, the accompanying condensed consolidated financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position of the Company and the results of its operations.
      On May 6, 2005, the board of directors of the Company authorized a 145-for-1 stock split effected in the form of a stock dividend to shareholders of record at the close of business on May 6, 2005, the record date. The Company issued approximately 30,715,000 shares of Class A and Class B common stock as a result of the stock split and converted the two classes of common stock into a single class of common stock. All references to the number of shares and per share amounts of common stock have been restated to reflect the stock split. The Company reclassified an amount equal to the par value of the number of shares issued to common stock from additional paid-in capital.
      Premium Standard Farms, Inc. is a Delaware company formed in 1996 and is currently 52.0% owned by ContiGroup Companies, Inc. (“ContiGroup”).
Note 2—Stock-based compensation
      The Company follows the disclosure provisions of Statement of Financial Accounting Standards No. 148 (SFAS 148), “Accounting for Stock-Based Compensation— Transition and Disclosure, and amendment of FASB Statement No. 123.” SFAS 148 requires prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results.
      Effective September 25, 2005, the Company adopted Statement of Financial Accounting Standards No. 123(R) (SFAS 123(R)), “Share-Based Payment,” using the modified prospective application transition method. SFAS 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors, including employee stock options and restricted stock grants related to the Company’s incentive plans, to be based on fair values. SFAS 123(R) supersedes the Company’s previous accounting for these plans under Accounting Principles Board No. 25, “Accounting for Stock Issued to Employees” (APB 25) for the periods beginning September 25, 2005. The adoption of SFAS 123(R) did not have a significant impact on our financial position or our results of operations. In fiscal year 2006, the Company expects to recognize approximately $0.3 million in additional compensation expense associated with early adoption. Financial statements for prior interim periods and fiscal years do not reflect any

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
restated amounts as a result of this adoption in accordance with the modified prospective application transition method under SFAS 123(R).
      SFAS 123(R) requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model. The Company used the Black-Scholes model to determine the fair value of employee stock options granted. The Black-Scholes model calculation of fair value is affected by the Company’s stock price as well as assumptions regarding a number of highly complex and subjective variables. These variables include, but are not limited to the Company’s expected stock price volatility over the term of the awards, the actual and projected employee stock option exercise behaviors, the risk free rate, and the estimated dividend yield. The Company uses the underlying share price as the fair value for restricted stock grants issued. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company’s Consolidated Statement of Operations. As stock-based compensation expense recognized in the Consolidated Statement of Operations for the third quarter of fiscal 2006 is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In the Company’s pro forma information required under SFAS 123 for the periods prior to the third quarter of fiscal year 2006, the Company reported the impact of forfeitures as they occurred.
      The Company’s net income for the 39 weeks ended December 24, 2005 includes $741,000 of compensation costs included in Selling, general and administrative expenses and $289,000 of deferred tax benefits related to our stock-based compensation arrangements. There were no stock-based compensation costs recognized or stock-based grants awarded in the prior fiscal year.
      Prior to adopting SFAS 123(R) the Company accounted for stock compensation under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25 (APB 25) as allowed under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS 123). Under the intrinsic value method, no stock-based compensation expense had been recognized for stock options because the exercise price equaled the fair market value of the underlying stock at the date of grant. For restricted stock grants the Company recognized expense over the vesting period using the straight-line multiple award approach and will apply that approach to all future awards. The following table presents the effect on our net income and earnings per share had we adopted the fair value method of accounting for stock-based compensation under SFAS 123(in thousands, except for per share amounts).

	39 Weeks Ended

	December 25,	December 24,
	2004	2005

Net income, as reported	$44,277	$41,356
Add: Stock-based compensation expense included in net income, net of related taxes	—	452
Less: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related taxes	—	534

Pro forma net income	$44,277	$41,274

Basic earnings per share, as reported	$1.43	$1.34
Basic earnings per share, pro forma	$1.43	$1.33
Diluted earnings per share, as reported	$1.43	$1.32
Diluted earnings per share, pro forma	$1.43	$1.32

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
Employee Stock-Based Incentive Plans
      As of December 24, 2005, the Company had two stock-based incentive plans: the 1999 Equity Incentive Plan (the 1999 Plan) and the 2005 Long Term Incentive Plan (the 2005 Plan).
      Equity awards issued under the plans are intended to provide employees and non-employee directors of the Company and its subsidiaries with added incentive to remain employed by the Company and align such individuals’ interests with those of the Company’s shareholders.
      The maximum number of shares issuable over the term of the 1999 Plan is limited to 2.5 million shares. The terms of any award granted were determined by the committee administering the 1999 Plan, but no stock option may be exercised later than 10 years after the date of grant. Awards generally vested 33% after one year from grant date, 33% after 2 years, and 34% after three years. The Company has determined not to make any future grants under the 1999 Plan.
      Upon the adoption of SFAS 123(R), the Company amended the 1999 Plan to enable alternate methods of paying the exercise price and withholding taxes in connection with the exercise of stock option awards. The modification impacted only four individuals and did not result in any incremental compensation expense.
      In June 2005, the Company adopted the 2005 Plan which provides for the granting of stock options, stock appreciation rights, restricted stock awards, performance units and share awards and other incentive awards to employees and non-employee directors of the Company, its subsidiaries and affiliates as may be identified by the Company’s Compensation Committee of the board of directors. The maximum number of shares issuable over the term of the 2005 Plan is limited to 2.5 million shares.
      Under the 2005 plan, 197,828 options to purchase shares at $12.50 per share were granted to senior management and 224,558 restricted stock grants were awarded in June 2005. The options vest over a four year period from date of grant and have a ten year life and were issued at the fair market value of the underlying stock on the grant date. The restricted stock grants vest over a three to five year period based on the award.
      In conjunction with this new plan, senior management was allowed to convert accrued long-term incentive compensation into restricted stock grants which vest over the same period as the incentive plan. Those who elected this conversion also received a Company match of 10%, of the amount accrued for those individuals, in restricted stock. There were 160,927 restricted stock grants issued for this conversion. At March 25, 2006, 70,857 restricted stock grants will be fully vested and unrestricted. At March 31, 2007, the remaining 90,070 restricted stock grants will be fully vested and unrestricted.
      The Company issues new shares to satisfy stock option exercises.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
      A summary of activity under our existing plans is as follows:

				Wtd.-Avg.
		Wtd.-Avg.	Aggregate	Remaining
	Options	Exercise	Intrinsic	Contractual
	Outstanding	Price	Value	Life (in years)

Stock Options:
1999 Plan
Balance at March 27, 2005	952,859	$11.49
Granted	—	—
Exercised	(870,002)	11.49
Forfeited	—	—
Expired	—	—

Balance at December 24, 2005	82,857	$11.49	$327,865	5.0

Options exercisable at December 24, 2005	27,343	$11.49	$108,196	5.0
2005 Plan
Balance at March 27, 2005	—	$—
Granted	197,828	12.50
Exercised	—	—
Forfeited	—	—
Expired	—	—

Balance at December 24, 2005	197,828	$12.50	$583,593	9.5

Options exercisable at December 24, 2005	—	$—
      The total intrinsic value of options exercised during the 39 weeks ended December 24, 2005 was $4.3 million. There was no cash received for the exercise of options during the 39 weeks ended December 24, 2005 as they were converted to shares based on their intrinsic value at the time of exercise. The price used to determine the share conversion was based on the average of the high and low price on the exercise date. The weighted-average price used for exercises during the period was $16.47 and resulted in the issuance of 263,084 new shares of the Company’s common stock.
      For the 39 weeks ended December 24, 2005, the Company granted 197,828 shares with a weighted-average grant date fair value of $4.88 per share using the Black-Scholes model with the following assumptions:

39 Weeks Ended
December 24, 2005

Expected option life	6 years
Volatility	40.0%
Risk-free rate	4.2%
Dividend yield	1.5%
      The expected life of the Company’s options was determined by taking into account the average vesting period of the options and the contractual life of the options. Until the Company is able to develop employee exercise trends, the expected life will continue to be calculated in this manner for new option grants.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
      The volatility assumption used was derived from the average volatilities of similar entities within the Company’s industry over the expected term of the option life. As the Company accumulates more historical volatility data, the Company will begin to use its own implied volatility in the calculation.
      The risk-free interest rate assumption is based upon observed interest rates appropriate for the term of the Company’s employee stock options.
      The dividend yield assumption is based on the Company’s expectation of dividend payouts.
      A summary of activity related to restricted stock grants is as follows:

	Nonvested	Wtd.-Avg.
	Stock	Grant Date
	Outstanding	Fair Value

Restricted Stock Grants:
2005 Plan
Nonvested at March 27, 2005	—	$—
Granted	385,485	12.50
Vested	—	—
Forfeited	—	—

Nonvested at December 24, 2005	385,485	$12.50

      As of December 24, 2005, total compensation cost related to nonvested stock options and restricted stock grants not yet recognized was $3.1 million which is expected to be recognized over a weighted-average period of 3.9 years.
Note 3—New accounting pronouncements
      In November 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 151 (SFAS 151), “Inventory Costs— an Amendment of ARB No. 43 Chapter 4.” SFAS 151 requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling be recognized as current-period charges rather than being included in inventory regardless of whether the costs meet the criterion of abnormal as defined in ARB 43. SFAS 151 is applicable for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has adopted this standard in the first quarter of fiscal year 2006 and the adoption did not have a material impact on its financial statements as such costs have historically been expensed as incurred.
      In December 2004, FASB issued SFAS No. 153 (SFAS 153), “Exchanges of Nonmonetary Assets— an amendment of APB Opinion No. 29” which addresses the measurement of exchanges of nonmonetary assets and eliminates the exception from fair value accounting for nonmonetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of an entity are expected to change significantly as a result of the exchange. This statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005 and is not expected to have a significant impact on the Company’s financial statements.
      In December 2004, FASB issued FASB Staff Position 109-1 (FSP 109-1) “Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004.” FSP 109-1 specifies that a qualified production activities deduction should be accounted for as a special deduction in accordance with SFAS 109. FSP 109-1

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
was effective upon issuance. The Company continues to evaluate the ongoing impact this deduction will have on its results of operations or financial position.
      In March 2005, FASB issued FASB Interpretation No. 47 (FIN 47) “Accounting for Conditional Asset Retirement Obligations.” FIN 47 provides guidance relating to the identification of and financial reporting for legal obligations to perform an asset retirement activity. The Interpretation requires recognition of a liability for the fair value of a conditional asset retirement obligation when incurred if the liability’s fair value can be reasonably estimated. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company does not expect adoption of FIN 47 to have a material effect on its results of operations or financial position.
Note 4—Earnings per share
      Basic earnings per common share (EPS) are computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into common stock.
      Statement of Financial Accounting Standards No. 128, “Earnings per Share,” requires that employee equity share options, nonvested shares and similar equity instruments granted by the Company be treated as potential common shares outstanding in computing diluted earnings per share. Diluted shares outstanding include the dilutive effect of in-the-money options which is calculated based on the average share price for each fiscal period using the treasury stock method. Under the treasury stock method as amended by SFAS 123(R), the amount the employee must pay for exercising stock options, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of benefits that would be recorded in additional paid-in capital when the award becomes deductible are assumed to be used to repurchase shares.
      In the 39 weeks ended December 24, 2005, there were stock options with the right to purchase 197,828 shares that were considered antidilutive. The stock options have an exercise price of $12.50 per share and will expire on June 17, 2015. In the 39 weeks ended December 25, 2004, there were warrants with the right to acquire 2,969,878 shares that were considered antidilutive. The warrants have an exercise price of $15.21 per share and will expire on September 17, 2006. The following schedule shows

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
computation of net earnings per share for the 39 weeks ended December 24, 2005 and December 25, 2004 (in thousands, except share and per share information).

	39 Weeks Ended

	December 25,	December 24,
	2004	2005

Basic Computation:
Net income	$44,277	$41,356
Weighted average common shares outstanding	30,928,593	30,974,874

Basic earnings per share	$1.43	$1.34

Diluted Computation:
Net income	$44,277	$41,356
Weighted average common shares outstanding	30,928,593	30,974,874
Net effect of dilutive stock options based on the treasury stock method	118,167	298,405

Outstanding shares for diluted earnings per share	31,046,760	31,273,279

Diluted earnings per share	$1.43	$1.32

Note 5—Derivative instruments and hedging activities
      The Company follows FASB Statement No. 133 (SFAS 133), “Accounting for Derivative Instruments and Hedging Activities” which requires every derivative instrument to be recorded in the balance sheet as either an asset or liability at its fair value, and changes in a derivative’s fair value to be recognized in current earnings or other comprehensive income.
      The Company believes that its exchange traded commodity contracts serve as economic hedges, however, management has elected not to designate and account for these contracts as hedges. Accordingly, these contracts are marked to market through earnings in the period in which they occur. For the 39 weeks ended December 24, 2005, gains marked to market on commodity contracts recognized in revenue for lean hog futures were $13.0 million. (Losses) gains recognized in cost of goods sold relating to the hedging of feed components and outside hog purchases at processing facilities were $1.9 million. For the 39 weeks ended December 25, 2004, losses marked to market on commodity contracts recognized in revenue for lean hog futures were $9.0 million. Gains (losses) recognized in cost of goods sold relating to the hedging of feed components and outside hog purchases at processing facilities were ($3.1) million. The Company has recorded the fair value of its open exchange traded commodity contracts of ($0.7) million and $2.2 million in Prepaid Expenses and Other in the condensed consolidated balance sheets at December 24, 2005 and March 26, 2005, respectively.
      During the current fiscal year, the Company entered into an interest rate swap agreement in order to effectively convert the base interest rate on $125 million of bank debt from variable to a fixed rate. The Company has designated the interest rate swap as a cash flow hedge and, as of December 24, 2005, recorded a current asset of $0.2 million included in Prepaid Expenses and Other and a long-term asset of $2.1 million included in Other assets in the condensed consolidated balance sheets relating to the fair value of the swap. For the 39 weeks ended December 24, 2005, the Company increased accumulated other comprehensive income by $1.4 million, net $0.9 million in deferred taxes. The interest rate swap will mature on May 9, 2015.
      The Company held an interest rate swap agreement, which matured on September 30, 2004, in order to effectively convert the base interest rate on bank debt from variable to a fixed rate. The Company had

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
designated the interest rate swap as a cash flow hedge and for the 39 weeks ended December 25, 2004, increased accumulated other comprehensive income by $54,000, net of $35,000 in deferred taxes.
Note 6—Goodwill and intangible assets
      The Company follows Statements of Financial Accounting Standards No. 142 (SFAS 142), “Goodwill and Intangible Assets,” which established reporting and accounting standards for goodwill and intangible assets. Under SFAS 142, companies no longer amortize goodwill over the estimated useful life. Goodwill is assessed each year during the second quarter for impairment by applying a fair value based test. No impairment was recorded during the 39 weeks ended December 25, 2004 and December 24, 2005.
Note 7—Inventories
      Inventories are valued at the lower of cost, determined on a first-in, first-out (FIFO) basis, or market. Inventories consist of the following (in thousands):

	March 26,	December 24,
	2005	2005

Hogs	$147,080	$146,573
Processed pork products	13,458	16,391
Packaging and supplies	1,755	2,524
Grain, feed additives and other	3,070	4,265

	$165,363	$169,753

Note 8—Segment information
      The accounting policies for the Company’s business segments are the same as those described in the footnotes included in the Company’s March 26, 2005 audited financial statements. The Company operates a vertically integrated business with five operating segments which are aggregated into two reportable segments, Pork Processing and Hog Production. The Pork Processing segment sells fresh and value-added pork products to food retailers, distributors, wholesalers, further processors, and pharmaceutical and animal feed manufacturers in both domestic and international markets. The Hog Production segment supplies a majority of the live hogs used in the Pork Processing segment and sells the excess production to other hog processing operations. Intersegment live hog sales are based on market prices. The following table presents specific financial information about each segment as reviewed by the Company’s management. The Corporate and Other

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
classification in the following table represents unallocated corporate expenses and assets, deferred and current income taxes, interest expense and intersegment elimination (in thousands):

	Pork	Hog	Corporate
	Processing	Production	and Other	Total

For the 39 weeks ended December 25, 2004—
Net sales	$629,582	$459,710	$(411,567)	$677,725
Intersegment sales	(1,604)	(409,963)	—	—
Operating income (loss)	18,002	81,902	(11,609)	88,295
Year ended March 26, 2005—
Assets	$196,854	$507,516	$32,596	$736,966
Goodwill	25,020	50,978	—	75,998
As of and for the 39 weeks ended December 24, 2005—
Net sales	$626,690	$467,766	$(393,019)	$701,437
Intersegment sales	(1,752)	(391,267)	—	—
Operating income (loss)	12,158	98,441	(37,664)	72,935
Assets	198,502	497,672	27,232	723,406
Goodwill	25,020	50,978	—	75,998
Note 9—Debt Tender and Amendment to Credit Agreement
      On May 9, 2005, the Company completed a tender offer and consent solicitation (the “Tender Offer”) with respect to the 9 1/4% senior notes due 2011 (the “9 1/4% Notes”) pursuant to which the Company purchased $173.0 million principal amount of the aggregate $175.0 million of the 9 1/4% Notes previously outstanding and eliminated substantially all of the restrictive covenants relating to the remaining 9 1/4% Notes. The purchase price and related consent payment was $197.2 million based on a price determined generally by discounting the redemption price of the 9 1/4% Notes when they may be first called on June 15, 2006 (i.e., $1,046.25 per $1,000 9 1/4% Note) to present value using the market yield of a comparable U.S. treasury note as of April 19, 2005 plus 0.50%, including accrued interest of $6.4 million. The Tender Offer was financed through borrowings under the bank credit agreement and available cash and resulted in a charge of approximately $21.7 million recognized in the first quarter of fiscal year 2006, relating to the debt tender premium of $17.8 million and the corresponding write-off of unamortized deferred financing costs of $3.9 million. The remaining $2.0 million of 9 1/4 % Notes may be redeemed beginning on June 15, 2006, at an initial redemption price of 104.625% of their principal amount plus accrued interest, declining to 100% on and after June 15, 2009.
      Although the 9 1/4 % Notes were issued by Premium Standard Farms, Inc., its former parent, PSF Group Holdings, Inc., and Premium Standard Farms, Inc.’s wholly owned subsidiaries, fully and unconditionally jointly and severally guarantee Premium Standard Farms, Inc.’s obligation to pay principal and interest on these notes. On May 2, 2005, PSF Group Holdings, Inc. merged with and into its wholly owned subsidiary, Premium Standard Farms, Inc. being the surviving corporation. Prior to May 2, 2005, supplemental consolidating financial information is not presented as the former parent company had no independent assets or operations and less than 3 percent of the total assets existed in non-guarantor subsidiaries.
      On June 24, 2005, the Company entered into a second amended and restated loan and security agreement (the “credit agreement”) with U.S. Bank National Association as a lender and agent for the other lenders which provided for a $175.0 million revolving credit facility and a $125.0 million term facility.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
      The amount available under the revolving credit facility is determined by a borrowing base formula derived from the sum of eligible accounts receivable, a fixed asset component and a formula for inventory based on the lower of cost or market valuation. The term debt facility, under which $125.0 million was outstanding at December 24, 2005, provides for interest-only payments until November 9, 2007, at which point quarterly principal payments of $1.25 million ($5 million annually) are due until the term loan maturity date of May 9, 2015, when all remaining principal is due.
      At December 24, 2005, the Company had no borrowings outstanding under the revolving credit facility, $11.2 million in letters of credit and $163.8 million available for borrowing. All borrowings under the revolving credit facility mature on June 24, 2010.
      Borrowings under the credit agreement are secured by a first priority security interest in, and mortgages on, substantially all of inventory, breeding stock and receivables, as well as the production and processing facilities in Missouri and North Carolina.
      Amounts borrowed under the credit agreement bear interest at fluctuating rates. These rates are based on the agent’s base rate (the greater of the agent’s prime rate or the federal funds rate plus one half of one percent) or LIBOR plus, in each case, an applicable margin, ranging from 0.0% to 3.125% determined by the leverage ratio. The Company entered into an interest rate swap agreement to convert the variable base interest rate of $125.0 million of its bank debt to a fixed rate of 4.525% plus the agent bank’s applicable margin (currently 1.125% at December 24, 2005).
      Letter-of-credit fees are based on the applicable margin and are paid quarterly only on outstanding letter-of-credit amounts. In addition, the revolving credit facility provides for an annual administration fee to be paid to the agent, and a quarterly non-use fee payable to the lenders calculated on the average daily unused amount under the revolving credit facility.
      The credit agreement contains both negative and affirmative covenants. The credit agreement contains the following affirmative covenants, among others: delivery of financial and other information to the agent, notice to the agent upon the occurrence of certain material events, and maintenance of earnings before interest, taxes, depreciation and amortization (“EBITDA”), minimum tangible net worth, minimum working capital, and a maximum leverage ratio. Both the EBITDA and maximum leverage ratio covenants are based on a four quarter minimum rolling EBITDA average during the most recent eight quarters. The Company is required under the credit agreement to maintain EBITDA, as defined in the credit agreement, of at least $60.0 million as of the end of each quarter in fiscal year 2006 and thereafter. The maximum leverage ratio (based on the EBITDA calculation) cannot be greater than 5.0-to-1.0 as of the end of each quarter through fiscal year 2006, and 4.0-to-1.0 as of the end of each fiscal quarter thereafter. At December 24, 2005, the Company was in compliance with all covenants under the credit agreement.
      In addition, the credit agreement contains the following negative covenants, among others: limitations on encumbrances, disposal of assets, acquisitions, additional indebtedness, capital investment and pre-payment of subordinated debt. The credit agreement also limits the amount of cash dividends the Company may pay to $15.0 million annually.
      The credit agreement specifies certain events of default, including, among others: failure to pay principal, interest or other amounts, violation of covenants, inaccuracy of representations and warranties, default with respect to other material indebtedness, certain bankruptcy and insolvency events and certain undischarged judgments.

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
Note 10—Litigation
Environmental matters
      In order to settle enforcement actions and citizens suits, and to ensure that the Company, the regulatory agencies, and independent experts all agree that the Company is implementing appropriate advanced technology, the Company has entered into consent decrees with the State of Missouri, and with the federal government and a citizens group. The decrees have generally required that the Company pay penalties to settle past alleged regulatory violations, and the decrees and the voluntary agreement require that the Company research, develop, and implement new technologies for environmental controls at the Missouri operations.
      In 1999, the Company entered into a consent decree to settle a suit filed by the State of Missouri. The settlement required the Company to invest $25 million in capital expenditures on what was characterized in the decree as “Next Generation Technology” for researching, installing and operating improved technology to control wastewater, air and odor emissions from the Missouri farms. The proposed technologies were to be approved by a panel of independent university experts and were to be completed by 2004. In 2002, the State of Missouri filed a suit against the Company for alleged new violation of air and water regulations, the settlement of which modified the 1999 consent decree by (i) removing the $25 million spending requirement, instead specifying that Next Generation Technology be installed on the 11 largest farms and (ii) extending the schedule to implement Next Generation Technology from 2004 until 2010, in each case to ensure that the technology the Company installs will be effective in reducing impacts to the environment. As a result of the 2004 consent decree, the Company now estimates that it will invest approximately $33 million in Next Generation Technology by the 2010 deadline, of which $11.6 million has been spent as of December 24, 2005. Included in this commitment is a fertilizer plant in northern Missouri that will convert solid waste into commercial grade fertilizer. The fertilizer plant construction has been substantially completed and the plant is currently in the start-up phase. The Company has spent $9.7 million on the construction of the plant.
      Two suits based on the law of nuisance were filed against ContiGroup and the Company during the second quarter of fiscal year 2003 in the Circuit Court of Jackson County, Kansas City, Missouri (Steven Adwell, et al. vs. PSF, et al., and, Michael Adwell, et al. vs. PSF, et al.). Two other nuisance lawsuits were filed in March of 2004 by the same attorneys (Fred Torrey, et al. vs. PSF, et al., and, Doyle Bounds, et al. vs. PSF, et al.). Two additional nuisance suits were filed in May 2004 in Daviess County Circuit Court, Gallatin, Missouri entitled Vernon Hanes et al. v. Premium Standard Farms, Inc. et al. and Steve Hanes et al. v. Premium Standard Farms, Inc., et al. The same lawyer that represents Hanes has filed another nuisance lawsuit in June 2005 entitled William J. Engel, III, et al. vs. PSF, et al. There are multiple plaintiffs in each suit, who claim to live near swine farms owned or under contract with the Company. Plaintiffs allege that odors from these farms interfered with the plaintiffs’ right to use and have quiet enjoyment of their respective properties. The Company believes it has good defenses to these actions and intends to vigorously defend these suits.
      On May 18, 2004 the same lead lawyer who filed the Adwell, Bounds and Torrey lawsuits filed a class action lawsuit (Daniel Herrold, et al. and Others Similarly Situated v. ContiGroup Companies, Inc, Premium Standard Farms, Inc., and PSF Group Holdings, Inc.) in the Circuit Court of Jackson County, Kansas City, Missouri. The action seeks to create a class of plaintiffs living within 10 miles of the Company’s farms in northern Missouri, including contract grower farms, who are alleged to have suffered interference with their right to use and have quiet enjoyment of their respective properties. The Company believes it has good defenses to these actions and intends to vigorously defend this suit.
      In 1998, the Company engaged in a series of transactions with ContiGroup pursuant to which it purchased from ContiGroup its North Missouri Farms hog production operations and ContiGroup purchased a 51.0% ownership interest in the Company (the 1998 ContiGroup transaction). To the extent that

PREMIUM STANDARD FARMS, INC. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS —(Continued)
ContiGroup incurs any liability in the above described nuisance litigation, the Company assumed that liability pursuant to the terms of the 1998 ContiGroup transaction.
Other legal matters
      The Company settled with International Casings Group on a previously reported action for an amount that is not material to the financial position, results of operations or cash flows of the Company.
      In addition, the Company is involved from time to time in routine litigation incidental to its business. Although no assurance can be given as to the outcome or expense associated with any of these routine proceedings, the Company believes that none of the currently pending proceedings should, individually or in the aggregate, have a material adverse effect on its financial statements.

Part II
Information not required in prospectus

Item 13.	Other Expenses of Issuance and Distribution.
      The following table sets forth the various expenses (other than underwriting discounts and commissions), we expect to incur in connection with the offering described in this registration statement.

SEC Registration Fee		$12,947
NASD Filing Fee		12,600
Printing and Engraving Expenses		*
Legal Fees and Expenses		*
Accounting Fees and Expenses		*
Blue Sky Fees and Expenses		*
Transfer Agent Fees and Expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

Item 14.	Indemnification of Directors and Officers.
      Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with the action, suit or proceeding, provided the person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. A similar standard of care is applicable in the case of actions by or in the right of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action was brought determines that, despite the adjudication of liability but in view of all of the circumstances of the case, the person is fairly and reasonably entitled to indemnity for expenses that the Delaware Court of Chancery or other court shall deem proper.
      Our amended and restated certificate of incorporation and restated bylaws provide that we will indemnify and advance expenses to our directors, officers and employees to the fullest extent permitted by Delaware law in connection with any threatened, pending or completed action, suit or proceeding to which such person was or is a party or is threatened to be made a party by reason of the fact that he or she is or was our director, officer or employee, or is or was serving at our request as a director, officer, employee or agent of another corporation or enterprise.
      We maintain a directors’ and officers’ liability insurance policy to insure our directors and officers against liability for actions or omissions occurring in their capacity as a director or officer, subject to certain exclusions and limitations.

Item 15.	Recent Sales of Unregistered Securities.
      During the past three years, we have not sold any unregistered securities.

Item 16.	Exhibits and Financial Statement Schedules.
      (a) The following documents are exhibits to the Registration Statement.

Exhibit
Number	Description of Exhibit

1.1	Form of Underwriting Agreement.*
2.1	Certificate of Ownership and Merger Merging PSF Group Holdings, Inc. into Premium Standard Farms, Inc., filed May 2, 2005 (incorporated by reference to Exhibit 2.1 of the Registrant’s Current Report on Form 8-K dated May 2, 2005, Commission File No. 333-64180).
2.2	Articles of Merger of PSF Acquisition Corp. into The Lundy Packing Company, filed August 25, 2000 (incorporated by reference to Exhibit 2.1 of the Registrant’s Registration Statement on Form S-4 filed on June 29, 2001, Commission File No. 333-64180).
2.3	Stock Purchase Agreement, dated September 22, 2000, by and among Premium Standard Farms, Inc., PSF Group Holdings, Inc. and ContiGroup Companies, Inc. (incorporated by reference to Exhibit 2.2 of the Registrant’s Registration Statement on Form S-4 filed on June 29, 2001, Commission File No. 333-64180).
2.4	Certificate of Ownership and Merger Merging Premium Standard Farms of North Carolina, Inc. into Premium Standard Farms, Inc., filed May 9, 2005 (incorporated by reference to Exhibit 2.4 of the Registrant’s Annual Report on Form 10-K for the year ended March 26, 2005, Commission File No. 333-64180).
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Registrant’s Current Report on Form 8-K dated June 13, 2005, Commission File No. 333-64180).
3.2	Amended and Restated By-laws (incorporated by reference to Exhibit 3.2 of the Registrant’s Current Report on Form 8-K dated June 13, 2005, Commission File No. 333-64180).
4.1	Indenture, dated as of June 7, 2001, among Premium Standard Farms, Inc., PSF Group Holdings, Inc., The Lundy Packing Company, Lundy International, Inc., Premium Standard Farms of North Carolina, Inc., and Wilmington Trust Company (incorporated by reference to Exhibit 4.1(a) of the Registrant’s Registration Statement on Form S-4 filed on June 29, 2001, Commission File No. 333-64180).
4.2	Specimen certificate of 9 1/4 % Senior Notes due 2011 (incorporated by reference to Exhibit 4.1(b) of the Registrant’s Registration Statement on Form S-4 filed on June 29, 2001, Commission File No. 333-64180).
4.3	First Supplemental Indenture dated as of March 31, 2002 (incorporated by reference to Exhibit 4.1(c) of the Registrant’s Annual Report on Form 10-K for the year ended March 30, 2002, Commission File No. 333-64180).
4.4	Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 4.4 of the Registrant’s Registration Statement on Form S-1, Commission File No. 333-123260).
4.5	Second Amended and Restated Loan and Security Agreement, dated June 24, 2005, by and between Premium Standard Farms, Inc., Lundy International, Inc., LPC Transport, Inc. and U.S. Bank National Association, as a Lender and as the Agent, and the Lenders parties thereto (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K dated June 24, 2005, Commission File No. 000-51347).
4.6	Warrant Agreement between PSF Holdings, L.L.C. and Fleet National Bank, dated September 17, 1996 (incorporated by reference to Exhibit 4.1 of PSF Holdings, L.L.C.’s Registration Statement on Form S-1 filed on April 30, 1997, Commission File No. 333-26239).
4.7	Amendment to Warrant Agreement, dated as of May 6, 2005, by and between Premium Standard Farms, Inc. as successor in interest to PSF Group Holdings, Inc., as successor in interest to PSF Holdings, L.L.C., Morgan Stanley & Co. Incorporated and Metalmark Capital LLC (incorporated by reference to Exhibit 4.10 of the Registrant’s Registration Statement on Form S-1, Commission File No. 333-123260).
4.8	Specimen Stock Certificate (incorporated by reference to Exhibit 4.11 of the Registrant’s Registration Statement on Form S-1, Commission File No. 333-123260).
5.1	Opinion of Sidley Austin LLP.

Exhibit
Number	Description of Exhibit

10.1	PSF Group Holdings, Inc. 1999 Equity Incentive Plan, dated December 1, 1999 (incorporated by reference to Exhibit 10.1 of the Registrant’s Registration Statement on Form S-4 filed on June 29, 2001, Commission File No. 333-64180).
10.2	First Amendment to the PSF Group Holdings, Inc. 1999 Equity Incentive Plan, dated November 11, 2005 (incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K dated November 11, 2005, Commission File No. 000-51347).
10.3	Premium Standard Farms, Inc. Long-Term Incentive Plan, effective April 1, 2003 (incorporated by reference to Exhibit 10.2 of the Registrant’s Annual Report on Form 10-K for the year ended March 27, 2004, Commission File No. 333-64180).
10.4	Premium Standard Farms, Inc. Long-Term Incentive Plan, effective April 1, 2004 (incorporated by reference to Exhibit 10.3 of the Registrant’s Registration Statement on Form S-1, Commission File No. 333-123260).
10.6	Premium Standard Farms, Inc. Executive Level Severance Plan, effective February 1, 2003 (incorporated by reference to Exhibit 10.4 of the Registrant’s Registration Statement on Form S-1, Commission File No. 333-123260).
10.7	Premium Standard Farms, Inc. Vice President Level Severance Plan, effective February 1, 2003 (incorporated by reference to Exhibit 10.5 of the Registrant’s Registration Statement on Form S-1, Commission File No. 333-123260).
10.8	Premium Standard Farms, Inc. Special Executive Retirement Plan, dated October 1, 2004 (incorporated by reference to Exhibit 10.6 of the Registrant’s Registration Statement on Form S-1, Commission File No. 333-123260).
10.9	Premium Standard Farms, Inc. Deferred Compensation Plan, dated December 29, 2000 (incorporated by reference to Exhibit 10.6(a) of the Registrant’s Registration Statement on Form S-4 filed on June 29, 2001, Commission File No. 333-64180).
10.10	Amendment No. 1 to the Deferred Compensation Plan, dated June 8, 2001 (incorporated by reference to Exhibit 10.6(b) of the Registrant’s Registration Statement on Form S-4 filed on June 29, 2001, Commission File No. 333-64180).
10.11	Premium Standard Farms, Inc. 2005 Long Term Incentive Plan (incorporated by reference to Exhibit 10.9 of the Registrant’s Registration Statement on Form S-1, Commission File No. 333-123260).
10.12	Form of Restricted Stock Award Agreement under the Premium Standard Farms, Inc. 2005 Long Term Incentive Plan (incorporated by reference to Exhibit 10.1 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 24, 2005, Commission File No. 000-51347).
10.13	Form of Nonqualified Stock Option Agreement under the Premium Standard Farms, Inc. 2005 Long Term Incentive Plan (incorporated by reference to Exhibit 10.2 of the Registrant’s Quarterly Report on Form 10-Q for the quarter ended December 24, 2005, Commission File No. 000-51347).
10.14	Employment Agreement between Premium Standard Farms, Inc. and John M. Meyer (incorporated by reference to Exhibit 10.10 of the Registrant’s Registration Statement on Form S-1, Commission File No. 333-123260).
10.15	Employment Agreement between Premium Standard Farms, Inc. and Robert W. Manly (incorporated by reference to Exhibit 10.11 of the Registrant’s Registration Statement on Form S-1, Commission File No. 333-123260).
10.16	Employment Agreement between Premium Standard Farms, Inc. and Stephen A. Lightstone (incorporated by reference to Exhibit 10.12 of the Registrant’s Registration Statement on Form S-1, Commission File No. 333-123260).
10.17	Services Agreement, dated October, 1998, by and between Premium Standard Farms, Inc. and Continental Grain Company (incorporated by reference to Exhibit 10.8 of the Registrant’s Registration Statement on Form S-4 filed on June 29, 2001, Commission File No. 333-64180).
10.19	Market Hog Contract Grower Agreement, dated May 3, 1998, by and between Continental Grain Company and CGC Asset Acquisition Corp (incorporated by reference to Exhibit 10.11 of the Registrant’s Registration Statement on Form S-4 filed on June 29, 2001, Commission File No. 333-64180).
10.20	State of Missouri Consent Decree with Premium Standard Farms, Inc. and ContiGroup Companies, Inc. (incorporated by reference to Exhibit 10.10 of the Registrant’s Annual Report on Form 10-K for the year ended March 27, 2004, Commission File No. 333-64180).

Exhibit
Number	Description of Exhibit

10.21	Employment Severance Agreement, dated as of November 17, 2003, between Premium Standard Farms, Inc. and Richard Morris (incorporated by reference to Exhibit 10.16 of the Registrant’s Registration Statement on Form S-1, Commission File No. 333-123260).
10.22	Letter Agreement, dated November 7, 2003, between Premium Standard Farms, Inc. and Richard Morris (incorporated by reference to Exhibit 10.17 of the Registrant’s Registration Statement on Form S-1, Commission File No. 333-123260).
21.1	Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 of the Registrant’s Annual Report on Form 10-K for the year ended March 26, 2005, Commission File No. 333-64180).
23.1	Consent of Deloitte & Touche LLP and report on schedule.
23.2	Consent of Sidley Austin LLP (contained in Exhibit 5.1)
24.1	Powers of Attorney (see signature page)

*	To be filed by amendment.
      (b) Financial Statement Schedules
      Schedule II— Valuation And Qualifying Accounts
Schedule II
Valuation and Qualifying Accounts
(Dollars in thousands)

	Balance at				Balance at
	beginning	Charged to		Less:	end of
Description	of Year	earnings	Other	Deduction	Year

Allowance for Losses on Accounts Receivable:
2005	$675.6	$189.3	$—	$32.6	$832.3
2004	540.3	146.2	—	10.9	675.6
2003	680.5	137.2	—	277.4	540.3

Item 17.	Undertakings.
      (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      (b) The undersigned Registrant undertakes that:
           (i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

           (ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      (c) The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kansas City, State of Missouri, on April 3, 2006.

Premium Standard Farms, Inc.

By:	/s/ John M. Meyer

Name: John M. Meyer
Title: Chief Executive Officer
POWER OF ATTORNEY
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby severally constitutes and appoints John M. Meyer and Stephen A. Lightstone, and each of them individually, with full power of substitution and resubstitution, his or her true and lawful attorney-in-fact and agent, with full powers to each of them to sign for us, in our names and in the capacities indicated below, the Registration Statement on Form S-1 filed with the Securities and Exchange Commission, and any and all amendments to said Registration Statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, in connection with the registration under the Securities Act of 1933, as amended, of equity securities of the Registrant, and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney. This power of attorney may be executed in counterparts and all capacities to sign any and all amendments.
      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ John M. Meyer John M. Meyer	Chief Executive Officer and Director (principal executive officer)	April 3, 2006

/s/ Stephen A. Lightstone Stephen A. Lightstone	Executive Vice President, Chief Financial Officer and Treasurer (principal financial and accounting officer)	April 3, 2006

/s/ Michael J. Zimmerman Michael J. Zimmerman	Chairman of the Board and Director	April 3, 2006

/s/ Vart K. Adjemian Vart K. Adjemian	Director	April 3, 2006

/s/ Paul J. Fribourg Paul J. Fribourg	Director	April 3, 2006

/s/ Ronald E. Justice Ronald E. Justice	Director	April 3, 2006

Signature	Title	Date

/s/ Robert S. Kopriva Robert S. Kopriva	Director	April 3, 2006

/s/ Maurice L. McGill Maurice L. McGill	Director	April 3, 2006

/s/ William R. Patterson William R. Patterson	Director	April 3, 2006